CAPRI

HOLDINGS LIMITED



JIMMY CHOO



MICHAEL KORS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 28, 2026
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-35368

CAPRI
HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	**N/A**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

90 Whitfield Street
2nd Floor
London, United Kingdom
W1T 4EZ
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 44 207 632 8600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Ordinary Shares, no par value	**CPRI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's voting and non-voting ordinary shares held by non-affiliates of the registrant was $2,308,538,495 as of September 26, 2025, the last business day of the registrant's most recently completed second fiscal quarter based on the closing price of the ordinary shares on the New York Stock Exchange.

As of May 22, 2026, Capri Holdings Limited had 115,184,436 ordinary shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive Proxy Statement, which will be filed in June 2026, for the 2026 Annual Meeting of the Shareholders.

TABLE OF CONTENTS

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SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report contains statements which are, or may be deemed to be, "forward-looking statements." Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of management of Capri Holdings Limited ("Capri" or the "Company") about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. All statements other than statements of historical facts included herein, may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "plans", "believes", "expects", "intends", "will", "should", "could", "would", "may", "anticipates", "might" or similar words or phrases, are forward-looking statements. These forward-looking statements are not guarantees of future financial performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions, which could cause actual results to differ materially from those projected or implied in any forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, macroeconomic pressures and general uncertainty regarding the overall future economic environment, the imposition or threat of imposition of new or additional duties, tariffs or trade restrictions on the importation of our products; risks related to the recovery of estimated tariff refund receivables, including delays in government processing, administrative offsets, appeals of court orders directing refunds, or changes in law or policy affecting the refund process; changes in fashion, consumer traffic and retail trends; fluctuations in demand for our products; loss of market share and increased competition; risks associated with operating in international markets and global sourcing activities, including foreign currency fluctuations, our ability to mitigate the effects of adverse foreign currency fluctuations through derivative and hedging programs, disruptions or delays in manufacturing or shipments; departure of key employees or failure to attract and retain highly qualified personnel; levels of cash flow and future availability of credit; Capri's ability to successfully execute its growth strategies or cost reduction measures; the risk of cybersecurity threats and privacy or data security breaches; reductions in our wholesale channel; high consumer debt levels, recession and inflationary pressures and general economic, political, business or market conditions; the impact of epidemics, pandemics, disasters or catastrophes; extreme weather conditions and natural disasters; acts of war and other geopolitical conflicts; risks related to the pending federal securities law class action, as well as those risks that are set forth in Part I, Item 1A. "Risk Factors" and elsewhere in this report. Any forward-looking statement in this report speaks only as of the date made and Capri disclaims any obligation to update or revise any forward-looking or other statements contained herein other than in accordance with legal and regulatory obligations.

SUMMARY OF RISKS AFFECTING OUR BUSINESS

Our business is subject to numerous risks. The following summary highlights some of the risks you should consider with respect to our business and prospects. This summary is not complete and the risks summarized below are not the only risks we face. You should review and consider carefully the risks and uncertainties described in more detail in this "Risk Factors" section of this Annual Report on Form 10-K which includes a more complete discussion of the risks summarized below as well as a discussion of other risks related to our business and an investment in our ordinary shares. Risks are listed in the categories where they primarily apply, but other categories may also apply.

Risks Related to Macroeconomic Conditions
- the accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending and a prolonged period of depressed consumer spending could materially adversely affect demand for our products, pricing dynamics and our ability to manage inventory levels and margins.

Risks Related to Our Industry
- we may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brands, business, results of operations and financial condition; and
- the markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability and/or gross margins to decline.

Risks Related to Our Business
- we face risks associated with operating globally;
- our business is subject to risks associated with importing products, and the imposition or threat of imposition of new or additional duties, tariffs or trade restrictions or supply chain diligence requirements could have a material adverse effect on our business, results of operations and financial condition;
- our business is subject to risks inherent in global sourcing activities, including disruptions or delays in manufacturing or shipments;
- if we are unable to effectively execute our e-commerce business strategy and provide a reliable digital experience for our customers, our reputation and operating results may be harmed;
- the departure of key employees or our failure to attract and retain qualified personnel could have a material adverse effect on our business;
- our inability to execute on our standalone growth strategies or cost reduction measures could have a material adverse effect on our business, results of operations and financial condition;
- our business could suffer as a result of reductions in our wholesale channel and/or consolidations, liquidations, restructurings and other ownership changes by our wholesale partners;
- our retail stores are heavily dependent on the ability and desire of consumers to travel and shop and a decline in consumer traffic could have a negative effect on our comparable store sales and store profitability resulting in impairment charges, which could have a material adverse effect on our business, results of operations and financial condition;
- our business may be subject to increased costs and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products;
- we may incur significant goodwill and/or intangible asset impairment charges with respect to one or more of our brands which could have a material adverse impact on our results of operations and financial condition;
- our current and future licensing and joint venture arrangements may not be successful and may make us susceptible to the actions of third-parties over whom we have limited control;
- we are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a leased retail space, we remain obligated under the applicable lease;
- we are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experiences operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition;
- we are dependent on third-parties to perform certain outsourced functions;
- increases in the cost of raw materials could increase our production costs and cause our operating results and financial condition to suffer;
- we primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods; and
- our business is exposed to foreign currency exchange rate fluctuations and our use of foreign currency hedging instruments may not fully mitigate our exposure to exchange rate fluctuations and could materially adversely affect our financial condition and results of operations.

Risks Related to Information Technology and Data Security
- privacy breaches and other cybersecurity risks related to our business could negatively affect our reputation, credibility and business; and
- a material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Environmental, Social and Governance Issues
- increased scrutiny from investors and others regarding our corporate social responsibility initiatives, including environmental, social and other matters of significance relating to sustainability, and changing regulatory requirements around environmental, social and governance ("ESG") could result in additional costs or risks and adversely impact our reputation; and
- our business is susceptible to the risks associated with climate change and other environmental impacts which could negatively affect our business and operations.

Risks Related to Tax, Legal and Regulatory Matters
- fluctuations in our tax obligations and changes in tax laws, treaties and regulations may have a material adverse impact on our future effective tax rates and results of operations;
- we maintain a valuation allowance for our deferred tax assets where future realization is uncertain, and our inability to fully utilize those assets in future periods may have an adverse impact on our financial condition and results of operations;
- if we fail to comply with labor laws or collective bargaining agreements, or if our independent manufacturing contractors fail to use acceptable, ethical business practices, our business and reputation could suffer;
- we may be unable to protect our trademarks, copyrights and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights;
- we self-insure certain risks and may be impacted by unfavorable claims experience;
- we are subject to various proceedings, lawsuits, disputes and claims in the ordinary course of business which could have an adverse impact on our business, financial condition and results of operations; and
- we are subject to securities class action litigation which could result in significant costs and liability.

Risks Related to Our Debt
- although we have reduced our level of indebtedness, our access to and cost of borrowing, as well as our ability to service or refinance debt, could still be adversely affected by market conditions and other factors;
- we may be unable to meet financial covenants in our indebtedness agreements which could result in an event of default and restrictive covenants in such agreements may restrict our ability to pursue our business strategies; and
- if one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses or our financial liquidity could be adversely impacted.

Risks Related to Our Ordinary Shares
- our share price may periodically fluctuate based on forward-looking expectations regarding our financial performance;
- if we are unable to conduct share repurchases at expected levels, our share price could be adversely affected;
- failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares;
- rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections;
- the laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs;
- it may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States; and
- British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

PART I

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Capri", "we", "us", "our", "the Company", "our Company" and "our business" refer to Capri Holdings Limited and its consolidated subsidiaries. References to our stores, retail stores and retail segment include all of our full-price retail stores (including concessions), our e-commerce websites and outlet stores. The Company utilizes a 52- to 53-week fiscal year and the term "Fiscal Year" or "Fiscal" refers to that 52-week or 53-week period. The fiscal years ending on March 28, 2026, March 29, 2025 and March 30, 2024 ("Fiscal 2026", "Fiscal 2025" and "Fiscal 2024", respectively) contain 52 weeks. The Company's Fiscal 2027 is a 53-week period ending April 3, 2027. Some differences in the numbers in the tables and text throughout this annual report may exist due to rounding.

Item 1.   Business

Our Company

Capri Holdings Limited ("Capri") is a global fashion luxury group consisting of iconic brands Michael Kors and Jimmy Choo. Our commitment to glamorous style and craftsmanship is at the heart of each of our luxury brands. We have built our reputation on designing exceptional, innovative products that cover the full spectrum of fashion luxury categories. Our strength lies in the unique DNA and heritage of each of our brands, the diversity and passion of our people and our dedication to the clients and communities we serve.

Our Brands

Michael Kors

Our Michael Kors brand was launched in 1981 by Michael Kors, a world-renowned designer, whose vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a global distribution network that has presence in over 100 countries through Company-operated retail stores and e-commerce sites, leading department stores, specialty stores and select licensing partners. Michael Kors is a highly recognized fashion luxury brand in the Americas and Europe with strong brand awareness in other international markets. Michael Kors features distinctive designs, materials and craftsmanship with a Jet Set aesthetic that combines stylish elegance and a sporty attitude. Michael Kors offers three primary collections: the Michael Kors Collection line, the MICHAEL Michael Kors line and the Michael Kors Mens line. Michael Kors Collection establishes the aesthetic authority of the entire brand and is carried by select retail stores, our e-commerce sites, as well as in the finest luxury department stores in the world. MICHAEL Michael Kors has a strong focus on accessories, in addition to offering footwear and apparel. We have also been developing our men's business in recognition of the significant opportunity afforded by the Michael Kors brand's established fashion authority and the expanding men's market. Taken together, our Michael Kors collections target a broad customer base while retaining our premium luxury image.

Jimmy Choo

Our Jimmy Choo brand offers a distinctive, glamorous and fashion-forward product range that since its inception in 1996 has been anchored by women's luxury footwear, complemented by accessories, including handbags, small leather goods, jewelry, scarves and belts, as well as men's luxury footwear and accessories. In addition, certain categories, including fragrance and eyewear, are produced under licensing agreements. Jimmy Choo products are unique, instinctively seductive and chic. The brand offers classic and timeless luxury products, alongside innovative collections that are intended to set and lead fashion trends. Jimmy Choo is represented through its global store network, its e-commerce sites, as well as through the most prestigious department and specialty stores worldwide.

Our Segments

We operate in two reportable segments as follows:

- <u>Michael Kors</u> — accounted for approximately 83% of our total revenue in Fiscal 2026 and includes worldwide sales of Michael Kors products through 673 retail stores (including concessions) and e-commerce sites, through wholesale doors, as well as through product and geographic licensing arrangements.

- <u>Jimmy Choo</u> — accounted for approximately 17% of our total revenue in Fiscal 2026 and includes worldwide sales of Jimmy Choo products through 211 retail stores (including concessions) and e-commerce sites, through wholesale doors, as well as through product and geographic licensing arrangements.

In addition to these reportable segments, we have certain corporate costs that are not directly attributable to our brands and, therefore, are not allocated to our segments. Such costs primarily include certain administrative, corporate occupancy, shared service and information technology systems expenses, including enterprise resource planning ("ERP") system implementation costs and Capri transformation program costs. In addition, certain other costs are not allocated to segments, including Tapestry related transaction income (expense), impairment charges and restructuring and other expense. The segment structure is consistent with how the Company's chief operating decision maker ("CODM") plans and allocates resources, manages the business and assesses performance. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. For additional financial information regarding our segments and corporate unallocated expenses, refer to Note 21 - "Segment Information" to the accompanying consolidated financial statements.

Industry

We operate in the global personal luxury goods industry. Since 1996, the global personal luxury goods industry has increased at a mid-single-digit compound annual growth rate. Following several years of strong expansion, the industry has entered a period of recalibration amid persistent macroeconomic pressures, inflation-driven declines in purchasing power, and softer consumer confidence. In 2025, the personal luxury goods market is estimated to have declined modestly to approximately €358 billion. This represented the second consecutive year of market contraction and marked the first sustained decline in the global personal luxury goods customer base. Bain* estimates that approximately 80 million consumers exited the category over the last three years as discretionary demand softened. Over the long term, Bain forecasts the personal luxury goods market will grow at a 4% to 6% compound annual growth rate, reaching approximately €525 to €640 billion by 2035, driven by an expanding addressable consumer base, global wealth creation and increased participation from younger consumers.

As the personal luxury goods market continues to evolve, Capri is committed to strengthening brand desirability through compelling storytelling that deepens emotional connections and resonates with both new and existing consumers, creating exciting luxury fashion that reflects each brand's heritage while clearly leading with design and innovation, delivering elevated and differentiated customer experiences both online and in stores as well as leveraging data analytics across the consumer journey to gain deeper insights and drive more personalized interactions.

- * Bain – Altagamma Luxury Goods Worldwide Market Study, Fall 2025 (November 18, 2025). These studies were prepared by Bain & Company and Altagamma and can be obtained free of charge or at a nominal cost by contacting Bain & Company's media contacts. While we believe that each of these studies and publications are reliable, we have not independently verified market and industry data from third-party sources.

Geographic Information

We generate revenue globally through our two reportable segments, as described above. We sell our Michael Kors and Jimmy Choo products through retail and wholesale channels in three principal geographic markets: the Americas (United States, Canada and Latin America), EMEA (Europe, Middle East and Africa) and Asia (Asia and Oceania). We also have wholesale arrangements pursuant to which we sell products to geographic licensees. In addition, we have licensing agreements through which we license to third-parties the use of our Michael Kors and Jimmy Choo brand names and trademarks, certain production rights and sales and/or distribution rights with respect to our brands.

The following table details our revenue by segment and geographic location (in millions):

	Fiscal Years Ended					
	March 28, 2026		March 29, 2025		March 30, 2024	
Michael Kors - the Americas	$	1,854	$	2,051	$	2,298
Michael Kors - EMEA		712		665		791
Michael Kors - Asia		308		300		433
Total Michael Kors revenue		**2,874**		**3,016**		**3,522**
Jimmy Choo - the Americas		175		168		176
Jimmy Choo - EMEA		291		287		266
Jimmy Choo - Asia		134		150		176
Total Jimmy Choo revenue		**600**		**605**		**618**
Total - the Americas		2,029		2,219		2,474
Total - EMEA		1,003		952		1,057
Total - Asia		442		450		609
Total revenue	$	**3,474**	$	**3,621**	$	**4,140**

Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Two Powerful Fashion Luxury Brands that Resonate with Consumers. Michael Kors is an iconic American luxury brand known for its easy glamour, timelessness and a Jet Set lifestyle with a 45-year heritage. Jimmy Choo is a British luxury footwear and accessories brand with an effortlessly alluring sense of glamour and a playfully daring spirit with a 30-year history. Each of our fashion luxury houses is well established with strong consumer affinity evidenced by our consumer insights and data analytics, as well as the sustained growth of their respective databases.

Global Fashion Luxury Group Led by a World-Class Management Team and Renowned Designers. We are a global fashion luxury group, consisting of two iconic brands defined by fashion luxury products with a reputation for world-class design and innovation. The design leadership of our Chief Creative Officers is a unique advantage that we possess. Our design teams are supported by our senior management team with extensive experience across a broad range of disciplines in the retail industry, including design, sales, marketing, public relations, merchandising, real estate, supply chain and finance. With an average of 27 years of experience in the retail industry, including at a number of public companies, and an average of 20 years of experience with our brands, our senior management team has strong creative and operational experience and a successful track record.

The Michael Kors brand was launched in 1981 by Michael Kors, a world-renowned designer, who is responsible for conceptualizing and directing the design of our Michael Kors brand products. We believe that the Michael Kors brand name has become synonymous with luxurious fashion that is timeless and elegant, expressed through the brand's sophisticated accessories and apparel collections. Each of our Michael Kors brand collections exemplifies a Jet Set lifestyle and features high quality designs, materials and craftsmanship. Michael Kors has received a number of awards, which recognize the contribution he and his team have made to the fashion industry and our Company. Some of the most widely recognized global trendsetters and celebrities wear our Michael Kors brand collections.

Jimmy Choo's design team is led by Sandra Choi, who has been the Creative Director for the Jimmy Choo brand since its inception in 1996. Jimmy Choo products are effortlessly alluring. The Jimmy Choo brand offers classic and timeless luxury products, alongside innovative collections that are intended to set and lead fashion trends. Jimmy Choo's products have a strong red carpet presence and are often worn by global celebrities.

Expertise in the Accessories Category. We have strong group expertise in accessories. The strength of our Michael Kors Collection and our MICHAEL Michael Kors lines have allowed us to expand our brand awareness and position Michael Kors as one of the leading global luxury brands in the accessories product categories. Capitalizing on the success of our accessories product category, we continue to further develop the accessories business for Jimmy Choo, bringing our accessories expertise, including our product category knowledge, our merchandising best practices and our substantial group buying power to the brand. We believe that Jimmy Choo's women's accessories revenues have the ability to grow and our goal is to increase this category from approximately 20% of revenues in Fiscal 2026 to at least 30% over time.

Exceptional Retail Store Footprint. We operated 673 Michael Kors stores as of March 28, 2026 with four primary retail formats: collection stores, lifestyle stores, outlet stores and e-commerce sites. Michael Kors Collection stores are located in some of the world's most prestigious shopping areas and average approximately 3,200 gross square feet in size. The Michael Kors lifestyle stores are located in some of the world's most frequented metropolitan shopping locations and leading regional shopping centers, and average approximately 2,600 gross square feet in size. We also extend our reach to additional consumer groups through our outlet stores, which average approximately 4,300 gross square feet in size. In addition, we also operate Michael Kors e-commerce sites in North America, China, Japan, South Korea, certain parts of Europe, the Middle East, Africa, Asia Pacific and Oceania.

We operated 211 Jimmy Choo retail stores as of March 28, 2026, in some of the most premier locations worldwide. Jimmy Choo retail stores, comprised of full-price stores and outlets, average approximately 1,500 gross square feet. In addition, we operate Jimmy Choo e-commerce sites in the United States, certain parts of Europe, Japan, China, Australia and South Korea.

World-class Omni and CRM Capabilities. We have omni-channel capabilities from best-in-class digital platforms to state-of-the-art distribution facilities globally, which we leverage across businesses. We will continue to implement omni-channel capabilities throughout our businesses and have begun leveraging our distribution centers globally to serve multiple brands.

Strong Relationships with Premier Department Stores. We partner with leading wholesale customers, such as Bloomingdale's, Dillard's, Macy's, Nordstrom and Saks Fifth Avenue in North America, as well as Galeries Lafayette, Harrods, Harvey Nichols, Printemps and Selfridges in Europe. Wholesale plays an important role in our omni-channel strategy by providing access to additional consumer touchpoints and distribution platforms. By leveraging the scale, customer traffic and established relationships of our wholesale partners, we are able to reach consumers that we may not otherwise reach solely through our directly operated retail and digital channels. Our "shop-in-shops" have specially trained staff, as well as customized fixtures, wall casings, decorative items, flooring and provide department store consumers with a more personalized shopping experience than traditional retail department store configurations. We have engaged with our wholesale customers on various initiatives and have continued to enter into supply chain partnerships designed to increase the speed at which our luxury fashion products reach the ultimate consumer.

Business Strategy

Our goal is to continue to create long-term shareholder value by increasing our revenue and profits and strengthening our global brands. We also believe that sound environmental and social policies are both ethically correct and fiscally responsible. To that end, we are committed to improving the way we work in order to better the world in which we live. We plan to achieve our business strategy by focusing on the following strategic initiatives:

Maximize the Full Potential of our Two Distinct Fashion Luxury Houses. With a portfolio of luxury houses that carry unique heritages, distinctive identities and loyal customer bases, Capri Holdings is well-positioned to grow revenue and earnings over time. While our strategies are tailored uniquely for each brand, across both of our luxury houses, we are focused on building brand desirability through (1) engaging and inspiring new and existing consumers, (2) designing exciting fashion luxury product and (3) delivering exceptional consumer experiences through every touchpoint and channel.

Leverage group expertise and capabilities. We will continue to leverage our group expertise in accessories and footwear to fuel growth across our portfolio of brands. We are implementing the best practices from our Michael Kors core accessories business to our Jimmy Choo brand, as well as implementing the best practices from our Jimmy Choo core women's footwear business to our Michael Kors brand. We will also continue to prioritize the development of our e-commerce platforms and omni-channel capabilities for our brands, leveraging our broad expertise and capabilities in this area. We see a number of opportunities to create long-term operational synergies as we combine our global competencies and footprint. These synergies will be primarily focused on opportunities in our supply chain, information systems, back office support and manufacturing.

Execute our strategies to return Michael Kors to growth. Our strategies are rooted in our brand promise of delivering standout style for life on the go that gives our consumers the confidence to travel the world in style. We plan to grow Michael Kors revenue to $4 billion over time. To achieve this goal, we plan to engage and excite new and existing customers through a modern interpretation of the Jet Set lifestyle. Our product strategy is centered around creating exciting product with compelling value to drive greater full price sell-throughs and higher average unit retail. This includes embracing and reinforcing our iconic brand codes in a modern and refined way, a focus on owning hero styles, maintaining a balanced product mix of fashion and core, as well as a balanced pricing architecture. We will lead with accessories while also emphasizing lifestyle categories including footwear, apparel, men's and licensing. Additionally, we are committed to delivering exceptional consumer experiences through all touch points and channels including our retail stores, e-commerce and wholesale. Finally, we are focused on increasing Michael Kors retail store sales densities, not only through our product and marketing initiatives, but also through our fleet optimization and store renovation programs.

Continue to execute on our strategies to grow Jimmy Choo. Our strategies are anchored in our brand promise to unlock a feeling of self-confidence, an innate sense of glamour; be trusted by our community in the moments that matter the most; be leaders in our craft and deliver it with cultural impact and relevance. We plan to grow Jimmy Choo revenue to $800 million over time. To achieve this goal, we plan to reinforce the brand's glamorous DNA through communications, product and client experience. We plan to engage both new and existing clients through our effortlessly alluring brand message. Our product strategy is centered around reinforcing Jimmy Choo's brand codes including the JC, crystal and pearl. We plan to expand women's accessories to at least 30% of the brand's revenue over time while further growing footwear through the continued expansion of our fashion active and casual offerings. Additionally, we are committed to delivering exceptional consumer experiences through all touch points and channels including our retail stores, e-commerce and wholesale. Finally, we are focused on increasing Jimmy Choo retail store sales densities through our product and marketing initiatives.

Collections and Products

Our total revenue by major product category is as follows (in millions):

	Fiscal Years Ended					
	March 28, 2026	% of Total	March 29, 2025	% of Total	March 30, 2024	% of Total
Accessories	$ 1,936	55.8%	$ 2,007	55.4%	$ 2,365	57.1%
Footwear	853	24.6%	888	24.5%	982	23.7%
Apparel	446	12.8%	484	13.4%	540	13.0%
Other [1]	239	6.8%	242	6.7%	253	6.2%
Total revenue	$ 3,474		$ 3,621		$ 4,140	

[1] Includes licensed product such as watches, jewelry, eyewear, fragrances and licensing revenue.

Michael Kors

Michael Kors has three primary collections that offer accessories, footwear and apparel: Michael Kors Collection, MICHAEL Michael Kors and Michael Kors Mens. The three primary collections and licensed products are offered through our own Michael Kors retail stores and e-commerce businesses, in department stores around the world and by our exclusive licensees to wholesale customers, in addition to select retailers. Michael Kors Collection is a sophisticated designer collection for women based on a philosophy of essential luxury and pragmatic glamour and includes accessories, primarily handbags and small leather goods, footwear and apparel. MICHAEL Michael Kors offers women's accessories, primarily handbags and small leather goods, as well as footwear and apparel. MICHAEL Michael Kors offers accessories designed to meet the fashion and functional requirements of our broad and diverse consumer base.

Certain product categories, including watches, jewelry, eyewear and fragrance, are produced under product licensing agreements. Fossil is our exclusive licensee for Michael Kors watches and jewelry. Luxottica is our exclusive licensee for Michael Kors distinctive eyewear. EuroItalia is our exclusive licensee for Michael Kors fragrance.

Jimmy Choo

Jimmy Choo is a leading global luxury accessories brand offering a distinctive, glamorous and fashion-forward product range, whose core product offering is women's luxury footwear, complemented by accessories, including handbags, small leather goods, jewelry, scarves and belts, as well as a men's luxury footwear and accessory business.

Certain product categories, including Jimmy Choo fragrance and eyewear, are produced under product licensing agreements. Interparfums SA is the exclusive licensee for Jimmy Choo fragrances and beauty and EssilorLuxottica SA is the exclusive licensee for Jimmy Choo eyewear.

Advertising and Marketing

Our advertising and marketing programs are designed to build brand awareness for each of our luxury houses as well as highlight our product offerings. We use a 360-degree marketing strategy for each of our brands to deliver a consistent message across each brand's advertising communications, social media, celebrity dressing, special events and direct marketing activities at a national, regional and local level. We support these efforts through robust consumer and market research capabilities, which help inform our understanding of consumer preferences, purchasing behaviors and guide the development and execution of our marketing strategies. Our campaigns are increasingly being executed through digital and social media platforms to drive further engagement with younger consumers. As part of our direct marketing strategy, we leverage consumer data and analytics to deliver more targeted and personalized communications across direct channels, including email and mobile messaging, designed to deepen engagement, increase brand loyalty and drive conversion.

Our brands introduce their new collections with fashion shows and other fashion events. These fashion events, in addition to celebrity red carpet dressing moments, generate extensive domestic and international media and social media coverage. The Michael Kors semi-annual runway shows and Jimmy Choo celebrity placements generate extensive media coverage. Jimmy Choo is also the leading brand in editorial coverage for women's luxury footwear globally.

We believe our renowned brand founders, as well as our high-profile brand ambassadors and well-known social media influencers across our marketing programs help expand brand awareness and drive cultural relevance.

In Fiscal 2026, we recognized approximately $285 million in advertising and marketing expenses globally. We engage in a wide range of integrated marketing programs across various marketing channels, including but not limited to email marketing, print advertising, outdoor advertising, digital marketing, social media, public relations outreach, visual merchandising and partnership marketing, in an effort to engage our existing and potential customer base and ultimately stimulate sales in a consumer-preferred shopping venue.

Our e-commerce businesses provide us with an opportunity to increase the size of our customer database and to communicate with our consumers to increase online and physical store sales, as well as to continue to build global brand awareness for our brands. We are continuously improving the functionalities and features on our e-commerce sites to create innovative ways to keep our brands at the forefront of consumers' minds by offering a broad selection of products, including accessories, apparel and footwear. Refer to Item 1A. - "Risk Factors" - "If we are unable to effectively execute our e-commerce business and provide a reliable digital experience for our customers, our reputation and operating results may be harmed."

Manufacturing and Sourcing

We generally contract for the purchase of finished goods principally with independent third-party manufacturing contractors, whereby the manufacturing contractor is generally responsible for the entire manufacturing process, including the purchase of piece goods and trim for our Michael Kors and Jimmy Choo brands.

Michael Kors contracts for the purchase of finished goods principally with independent third-party manufacturing contractors that are generally responsible for the entire manufacturing process, including the purchase of piece goods and trim. Product manufacturing for the Michael Kors brand is allocated among third-party manufacturing contractors based on their capabilities, the availability of production capacity, pricing and delivery. For certain product categories, Michael Kors also has relationships with various agents who source finished goods with numerous manufacturing contractors on its behalf. This multi-supplier strategy provides specialized skills, scalability, flexibility and speed to market, as well as diversifies risk. In Fiscal 2026, one third-party buying agent sourced approximately 14% of Michael Kors finished goods purchases, based on dollar volume. Michael Kors' largest manufacturing contractor, who produces its products in Asia and who Michael Kors has worked with for over 20 years, accounted for the production of approximately 14% of its finished products, based on dollar volume in Fiscal 2026. Nearly all of our Michael Kors products were produced in Asia in Fiscal 2026.

Jimmy Choo products are manufactured by our owned Italian ateliers and footwear manufacturers as well as by independent third-party manufacturing contractors. Most of Jimmy Choo's products are produced by specialists in Italy, supported by other factories across Europe, with a small portion produced in Asia. Jimmy Choo has a product development facility in Florence. In addition to purchasing finished goods, Jimmy Choo also purchases raw materials for both product development and manufacturing purposes.

The manufacturing contractors for our brands operate under the close supervision of our global production team and buying agents located in North America, Europe and Asia. All products are produced according to our specifications. Production staff monitors manufacturing at supplier facilities in order to correct problems prior to shipment of the final product. Quality assurance is focused on as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption. Refer to "Import Restrictions and Other Governmental Regulations" and Item 1A. - "Risk Factors" - "We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods."

We own two luxury footwear manufacturing facilities in Italy to support our brands, pursuing manufacturing synergies across brands and securing capacity and improving our expertise in development and delivery. While the fashion design process will remain independently managed by our brands, we believe that in-sourcing luxury manufacturing capacity will create synergies and support expansion for our global fashion luxury group.

Distribution

Michael Kors' primary distribution facility in the United States is a leased facility in Whittier, California, which is directly operated and services our Michael Kors retail stores, e-commerce site and wholesale operations in the United States. We also engage in omni-channel order fulfillment by filling online orders through our Michael Kors retail stores and through our click-and-collect service offerings. Our primary Michael Kors distribution facility in Europe is our Company-owned and operated distribution facility in the Netherlands, which supports our European operations for our Michael Kors brand, including our European e-commerce sites. We also have a regional Michael Kors distribution center in Canada, which is leased, as well as various regional Michael Kors distribution centers including those in the United States, China and Japan, which are operated by third-parties.

Jimmy Choo's primary distribution facility is our Company-owned and operated distribution facility in the Netherlands. From there, products are shipped to various regional warehouses including those in the United States, Canada, China and Japan, largely supporting the Jimmy Choo retail and e-commerce businesses. Shipments to wholesale customers globally are made from the Netherlands and the United States, with some further local fulfillment. All of the distribution facilities utilized by Jimmy Choo are operated by third-parties and are shared with other unaffiliated businesses with the exception of our distribution facility in the Netherlands. This flexible method reinforces the speed and efficiency of the supply chain and allows the business to deliver Jimmy Choo product and collections to market rapidly and in line with the industry's fashion calendar.

Intellectual Property

We own MICHAEL KORS and JIMMY CHOO trademarks, as well as other material trademarks, copyrights, design and patent rights related to the production, marketing and distribution of our products, both in the United States and in other countries in which our products are principally sold. We also have applications pending for a variety of related trademarks, copyrights, designs and patents in various countries throughout the world. As the worldwide usage of our material trademarks, copyrights, designs and patents continue to expand, we continue to strategically apply to register them in key countries where they are used. We expect that our material intellectual property will remain in full force and effect for as long as we continue to use and renew them.

We aggressively police our intellectual property and pursue infringers both domestically and internationally. In addition, we pursue counterfeiters in the United States, Europe, the Middle East, Asia and elsewhere in the world in both online and offline channels, working with a network of customs authorities, law enforcement, legal representatives and brand specialists around the world as well as involvement with industry associations and anti-counterfeiting organizations.

Information Systems

We believe that effective information systems and functionality are important to sustaining our competitive position and enabling the continued growth of our operations amidst continued changes in consumer shopping behaviors. Each of our two brands leverage information systems as critical components to drive our long-term strategies for growth and to facilitate multiple aspects of our operations across finance and accounting, supply chain, inventory control, point-of-sale transactions, store replenishment and other functions. Our platforms currently incorporate data-driven analytics, ERP systems and cloud-based technologies to provide cutting edge capabilities to organizational decision-makers, vendors, manufacturers and customers. We routinely evaluate the use of our information technologies to ensure that we utilize opportunities to further advance our platforms and operational directives. Our long-term strategy includes initiatives to implement and consolidate certain systems across our brands over time to create operational efficiencies, elevate our daily operations, gather data-driven insights and enhance the e-commerce experience across all platforms. Such initiatives include the use of artificial intelligence and other advanced technologies (AI) and machine learning, which we have started to incorporate into our systems and processes in Fiscal 2026 to support data-driven insights and internal planning processes. Refer to Item 1A. - "Risk Factors" - "A material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition."

Human Capital Management

At Capri, we strive to create workplaces where our employees and the workers across our supply chain thrive. Through our benefits and compensation packages, learning and development programs, focus on community, employee engagement, wellness and safety programs and supply chain empowerment initiatives, we continue to make significant investments in our Capri community.

Governance and Oversight. Our Board of Directors has delegated oversight of matters relating to human capital management, including compensation and leadership and talent development to our Compensation and Talent Committee. Our Compensation and Talent Committee receives regular updates on our talent development strategies and other applicable areas of human capital management.

Employee Profile. At the end of Fiscal 2026, we had approximately 11,200 total employees. At the end of Fiscal 2025 and Fiscal 2024 we had approximately 14,200 and 15,100 total employees, respectively, which included employees related to the Versace business. As of March 28, 2026, we had approximately 7,100 full-time employees and approximately 4,100 part-time employees. Approximately 8,100 of our employees were engaged in retail selling and administrative positions and our remaining employees were engaged in other aspects of our business as of March 28, 2026. As of March 28, 2026, we have approximately 1,900 employees covered by collective bargaining agreements in certain European countries. We consider our relations with both our union and non-union employees to be good.

Benefits and Compensation. We maintain comprehensive benefit and compensation packages to attract, retain and recognize our employees. Our health and welfare benefit program is designed to provide a wide range of benefits to meet the health care, financial, work/life and mental well-being needs of eligible employees. Benefits include, among others, medical, dental and vision plans, life insurance, short- and long-term disability coverage, retirement plans (with matching contributions where applicable), paid parental leave for all parents, gender reassignment coverage and fertility support benefits in the United States, and a wellness program focused on employees' physical, emotional, financial and social wellness, including several digital therapeutic programs to assist with physical therapy, behavioral health therapy, anxiety and worry and sleep. We also offer employees paid time off, including time off to volunteer with eligible charitable organizations. Employees are also entitled to discounts on our merchandise.

Learning and Development. We honor our employees through our dedication to development and believe that enabling opportunity means ensuring our teams have the skills they need to build fulfilling careers with us. We promote employee performance with personalized development plans and by providing individualized feedback at regular intervals throughout the year, and all employees participate in a formal performance review process annually. We continue to refresh our learning and development programming by offering targeted skill-building for employees at all stages of their careers. During Fiscal 2026, we continued to offer quality training touchpoints to employees throughout our global organization, including programs around compliance, ethics and integrity, promoting respect in the workplace, global cybersecurity practices and supply chain transparency. We also have development programs for new people managers and mid-level leaders aimed at enhancing interpersonal skills and leadership capabilities.

Culture and Belonging. We foster an inclusive environment where employees, vendors and customers of different backgrounds are respected, valued and celebrated.

Our commitment is supported by three pillars:

Capri Culture - We are creating an inclusive space where our employees are valued, respected and empowered to contribute in a meaningful way.

Capri Talent - Differences in ideas and experiences allow our Company to thrive. We are attracting, advancing and advocating for a workforce that reflects the world around us.

Capri Partnerships - Our responsibility to champion inclusion is not just to those who work with us, but to our industry, the customers we serve and the communities around us.

We have a number of employee resource groups ("ERGs") to foster community, drive awareness of identity and intersectionality across our workforce and we utilize global listening sessions, regular communications and keynote speakers to further embed inclusion in our workplace.

We remain committed to recruiting, developing and retaining passionate and skilled talent that reflect the communities we serve. During the fiscal year, we continued to expand out our global training programs for senior and mid-level leaders deepening inclusive leadership capabilities, and delivered enhanced inclusive recruitment workshops to hiring managers and recruiters to promote equitable hiring practices. Our mentorship program, which include a reverse mentorship component, continued globally, enabling learning, expanding perspectives and supporting professional growth.

We also partnered with the Business Disability Forum to strengthen our work to improve disability inclusion across Capri. By leveraging the not-for-profit organization's expertise and resources, we aim to enhance our reasonable adjustments protocols and disability-inclusive practices.

Through The Capri Holdings Corporate Foundation, we collaborate with educational institutions to create meaningful opportunities in the fashion industry for historically underrepresented communities. We continued to strengthen our partnerships with Fashion Institute of Technology, Pensole Lewis College of Business and Design, Central Saint Martins – University of the Arts London, Parsons School of Design and Heritage Crafts Association, through scholarships, workshops and mentorship programs that provide students with valuable industry exposure, insight and professional development opportunities. These initiatives extend beyond financial support and form part of our broader commitment to removing systemic barriers and increasing opportunities within the fashion industry.

People Communications and Engagement. Enhancing our employee experience has always been an integral part of our strategy, alongside clear, consistent and inspiring communication that fosters a sense of belonging and drives performance.

We focus on:
- Strategic messaging and storytelling
  - Driving consistent communication across all departments, brands and leaders
- Employee Engagement
  - Building connections through surveys, feedback sessions, global initiatives and events such as townhalls
- Recognition and Celebration
  - Spotlighting success to celebrate milestones, achievements and other accomplishments
- Connected Communities
  - Supporting regional and global events that bring people together
- Digital & Tools
  - Creating modern digital spaces to engage and connect

We are honored to have received recognitions of our inclusive culture and community throughout the fiscal year, including: certification in 2025 as a Great Place to Work™ in the U.S. by Michael Kors and being named to the Parity.Org 2025 Best Companies for Equal Advancement Opportunity.

Workplace Safety. Everyone working on behalf of our Company is entitled to work in a safe environment while maintaining their health and well being. Our commitment to health and safety is founded on a number of guiding principles described in our Occupational Health and Safety Policy, which is published on our corporate website, and is bolstered by weekly safety informational newsletters for our distribution centers, monthly retail safety and security newsletters shared across our brands, and a robust health and safety training curriculum. Throughout the fiscal year, we also conducted health and safety audits, risk assessments and compliance mapping exercises and continued to offer vital resources to our teams including medical and security assistance services for traveling employees.

Supply Chain Empowerment. Our community extends beyond our direct employees and our corporate social responsibility program drives us toward greater engagement with and support of supply chain workers in the global fashion industry. We are dedicated to conducting our operations throughout the world on principles of ethical business practice and recognition of the dignity of workers. Through our Code of Conduct for Business Partners and supply chain compliance program, we partner with our suppliers on important human rights, health and safety, environmental and compliance issues. In Fiscal 2026, we continued to support RISE: Reimagining Industry to Support Equality, a collaborative initiative to ensure women working in global supply chains experience greater dignity, equality, choice of opportunities and fulfillment of their rights. We also partnered with Empower Co., an organization working to build the first global voluntary market to measurably scale women's empowerment.

Competition

We face intense competition in the product lines and markets in which we operate from both existing and new competitors. Our products compete with other branded products within their product category. In varying degrees, depending on the product category involved, we compete on the basis of style, price, customer service, quality, brand prestige and recognition, among others. In our wholesale business, we compete with numerous manufacturers, importers and distributors of products like ours for the limited space available for product display. Moreover, the general availability of manufacturing contractors allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. We believe, however, that we have significant competitive advantages because of the recognition of our brands and the acceptance of our brands by consumers. Refer to Item 1A. - "Risk Factors" - "The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability and/or gross margins to decline."

Seasonality

We experience certain effects of seasonality with respect to our business. We generally experience greater sales during our third fiscal quarter, primarily driven by holiday season sales.

Import Restrictions and Other Governmental Regulations

Virtually all of our imported products are subject to duties and/or tariffs which may impact the costs of such products. In 2025 and 2026, the U.S. Government announced tariffs on imports from select countries. The majority of our products sold in the U.S. are imported from countries in which these tariffs were announced, including Vietnam, Cambodia, Indonesia and Bangladesh, where the primary manufacturers of Michael Kors products are located.

On February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act ("IEEPA") does not provide the U.S. executive branch of government the authority to impose import tariffs, which invalidated the IEEPA tariffs imposed in April of 2025 (the "IEEPA Tariffs"). In response to that decision, the U.S. President issued an executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. These actions have led to significant volatility and uncertainty in global markets. Where we can, we utilize free trade agreements and other supply chain initiatives in order to maximize efficiencies and cost savings relating to product importation. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible and diversifying the countries where we produce, and we are continuing to explore ways to mitigate our potential exposure to risks associated with new or increased duties, tariffs, or other import controls or restrictions but we may not be able to mitigate the risk fully or at all. Refer to Item 1A. - "Risk Factors" - "Our business is subject to risks associated with importing products, and the imposition or threat of imposition of new or additional duties, tariffs or trade restrictions could have a material adverse effect on our business, results of operations and financial condition."

Additionally, we are subject to government regulations relating to importation activities, including the United States Customs and Border Protection ("CBP") withhold release orders. If CBP detains shipments of our goods pursuant to a withhold release order they may not release our goods immediately or at all which could materially impact our U.S. business or result in potential violations of customs and trade laws. We are also subject to government regulations relating to product labeling, testing and safety. We maintain a global customs and product compliance organization to help manage our import and related regulatory risks and activities.

Impact

Capri Cares about the planet and its people. Driven by this purpose, we are committed to improving the way we work to better the world in which we live. It is this purpose that also drives us forward as an organization and guides our Impact strategies. Our Impact strategy focuses on three areas – Climate, Nature and Community. We view these three pillars as interconnected and believe that the progress we drive within one area may help us address challenges in another. We also believe responsible business practices start from the top. The Board has delegated environmental, social and governance ("ESG") oversight to the Governance and Nominating Committee (the "Governance Committee"). Our governance model is supported by an executive-level steering committee and a global ESG team that manages our Impact strategy, executes ESG compliance and risk management activities and leads our ESG regulatory and voluntary disclosures, while closely coordinating with relevant stakeholders across our global organization to ensure effective execution of our Impact strategy. Additional information about our Impact strategy and progress to date is located at www.capriholdings.com/impact/esg-resources. The content on this website and the content in our Impact (or ESG equivalent) reports is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Available Information

Our investor website can be accessed at www.capriholdings.com. The content of our website is not incorporated by reference into this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the SEC pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website under the caption "Financials" and then "SEC Filings" promptly after we electronically file such materials with, or furnish such materials to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K. Information relating to corporate governance at our Company, including our Corporate Governance Guidelines, our Code of Business Conduct and Ethics for all directors, officers, and employees, and information concerning our directors, Committees of the Board, including Committee charters, and transactions in Company securities by directors and executive officers, is available at our website under the captions "Governance". Paper copies of these filings and corporate governance documents are available to shareholders free of charge by written request to Investor Relations, Capri Holdings Limited, 90 Whitfield Street, 2nd Floor, London, United Kingdom, W1T 4EZ. Documents filed with, or furnished to, the SEC are also available on the SEC's website at www.sec.gov.

Item 1A.   Risk Factors

You should carefully read this entire report, including, without limitation, the following risk factors and the section of this annual report entitled "Special Note On Forward-Looking Statements." Any of the following factors could materially adversely affect our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially adversely affect our business, results of operations and financial condition. Risks are listed in the categories where they primarily apply, but other categories may also apply.

Risks Related to Macroeconomic Conditions

The accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending and a prolonged period of depressed consumer spending could materially adversely affect demand for our products, pricing dynamics and our ability to manage inventory levels and margins.

Global economic conditions and the related impact on levels of consumer spending worldwide, particularly for luxury goods, have adversely affected our business and may continue to do so. Inflation, higher fuel and energy costs, rising commodity prices for leather, textiles and other raw materials used in our products, tariffs imposed on imported goods, disruptions to global shipping routes, including the Red Sea corridor, resulting from the conflicts in the Middle East, and reduced consumer confidence have increased our cost of goods sold and may reduce demand for our products. Because our products are produced outside of the United States, these conditions affect both our supply chain costs and our ability to maintain gross margins. Prolonged or worsening macroeconomic conditions could disproportionately affect demand for our products, particularly where consumers are price sensitive. In addition, when disposable income is lower we may experience lower store traffic or have to increase our promotional activity.

Other factors that could depress consumer spending and negatively impact our business include extreme weather conditions and natural disasters, pandemics or other public health crisis (including prior events such as COVID-19), high levels of unemployment, fluctuating foreign currency rates and increased taxation. Reduced consumer confidence and adversely impacted consumer spending patterns in any of the regions in which we operate could materially adversely affect demand for our products, pricing dynamics and our ability to manage inventory levels and margins.

Risks Related to Our Industry

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brands, business, results of operations and financial condition.

The accessories, footwear and apparel industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on the images of our brands and our ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling, sustainable production, merchandising and pricing of products. Any misstep in product quality or design, executive leadership, customer services, unfavorable publicity or excessive product discounting could negatively affect the image or our brands with our customers. If we do not correctly gauge consumer needs and fashion trends and respond appropriately, consumers may not purchase our products and our brand names and the images of our brands may be impaired. Even if we react appropriately to changes in fashion trends and consumer preferences, consumers may consider our brands to be outdated or associate our brands with styles that are no longer popular or trend-setting. Any of these outcomes could have a material adverse effect on our brands, business, results of operations and financial condition.

The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability and/or gross margins to decline.

Our brands face intense competition from other accessories, footwear and apparel producers and retailers, including, primarily European and American international luxury brands. In addition, we face competition through third-party distribution channels that sell our merchandise, such as e-commerce, department stores and specialty stores. Competition is based on a number of factors, including, without limitation, the following:

- anticipating and responding to changing consumer demands in a timely manner;
- establishing and maintaining favorable brand name recognition;
- determining and maintaining product quality;
- retaining key employees;
- maintaining and growing market share;

- developing quality and differentiated products that appeal to consumers;
- establishing and maintaining acceptable relationships with our customers;
- pricing products appropriately;
- providing appropriate service and support to retailers;
- optimizing retail and supply chain capabilities;
- determining the size and location of retail and department store selling space; and
- protecting intellectual property.

In addition, some of our competitors may be significantly larger and more diversified than us and may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do. Their capabilities in these areas may enable them to better withstand periodic downturns in the accessories, footwear and apparel industries (including as a result of recent inflationary pressures and other macroeconomic factors), compete more effectively on the basis of price and production and develop new products more quickly. The general availability of manufacturing contractors and agents also allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. Any increased competition, or our failure to adequately address any of these competitive factors, could result in reduced revenues, which could adversely affect our business, results of operations and financial condition.

Competition, along with other factors such as consolidation, changes in consumer spending patterns and a highly promotional retail selling environment, could also result in significant pricing pressure. These factors may cause us to reduce our sales prices to our wholesale and retail consumers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our sales prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business

We face risks associated with operating globally.

We operate on a global basis, with approximately 47% of our total revenue from operations outside of the United States during Fiscal 2026. Our international operations expose us to risks related to:

- geopolitical events or other political or civil unrest, including protests and other civil disruption;
- unforeseen public health crises, such as pandemic and epidemic diseases, including prior events such as COVID-19 and any variants thereof;
- economic instability and unsettled regional and global conflicts (such as the current war in Ukraine and the Middle East conflict), which may negatively affect consumer spending by foreign tourists and local consumers in the various regions where we operate;
- regulatory developments and policies of the United States or foreign governments (including sanctions and retaliatory actions by the United States, European Union and others);
- potential negative consequences from changes in taxation policies;
- natural disasters or other extreme weather events, including those attributed to climate change;
- acts of terrorism, military actions or other conditions over which we have no control; and
- foreign consumer behavior and demand dynamics, including changing economic and consumer conditions and shifts in domestic spending priorities, which could adversely affect demand for discretionary products in certain markets.

In addition, we pursue selective international expansion in a number of countries around the world and through a number of channels. If our international expansion plans are unsuccessful, it could have a material adverse effect on our business, results of operations and financial condition. There are also some countries where we do not yet have significant operating experience, and in most of these countries, we face established competitors with significantly more operating experience in those locations.

We also sell our products at varying retail price points based on geographic location that yield different gross profit margins and we achieve different operating profit margins, depending on geographic region, due to a variety of factors including product mix, store size, occupancy costs, labor costs and retail pricing. Changes in any one or more of these factors could result in lower revenues, increased costs and negatively impact our business, results of operations and financial condition. Furthermore, consumer demand and behavior, as well as tastes and purchasing trends may differ in these countries and, as a result, sales of our product may not be successful, or the gross margins on those sales may not be in line with those we currently anticipate.

There can be no assurance that any or all of these events will not have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to risks associated with importing products, and the imposition or threat of imposition of new or additional duties, tariffs or trade restrictions or supply chain diligence requirements could have a material adverse effect on our business, results of operations and financial condition.

There are risks inherent to importing our products. Virtually all of our imported products are subject to duties which may impact the cost of such products. In addition, all of our products sold in the U.S. are imported from foreign countries including Vietnam, Cambodia, Indonesia and Bangladesh, where the primary manufacturers of Michael Kors products are located, and are therefore subject to changes in U.S. and international trade policies. Trade actions, including tariffs, safeguard measures, quotas, or other import restrictions, may be imposed, modified, challenged, or replaced from time to time under various legal authorities, and the scope, duration, and applicability of such measures can be unpredictable. Refunds or relief from tariffs or duties, where available, are subject to administrative review, timing delays, and changes in interpretation or enforcement, and there can be no assurance that such amounts will be recovered, or recovered in a timely manner, which could adversely affect operating income and cash flows. Countries where our products are manufactured or sold may implement retaliatory measures or impose additional restrictions in response to changes in U.S. trade policy. While we seek to mitigate the impact of trade measures through sourcing strategies, free trade agreements and other supply chain initiatives where available, increased tariffs or other trade restrictions or uncertainty regarding their application, could limit our ability to manufacture products in countries that have the labor and technical expertise needed and we may not be able to find alternative sourcing options in a timely manner or at all. Such measures may also force us to increase prices, absorb higher costs, or adjust sourcing arrangements, any of which could materially adversely affect our revenue, profitability, results of operations or financial condition.

Following the U.S. Supreme Court's February 2026 decision which held that tariffs imposed under IEEPA were unlawful, we are entitled to a refund of approximately $65 million in IEEPA tariffs previously paid to U.S. Customs and Border Protection. As of March 28, 2026, we intended to recover all the IEEPA Tariffs previously paid and has recorded an IEEPA Tariff refund receivable of $65 million. We have refund claims with CBP and expect to recover the full amount, though actual timing and amounts are subject to completion of CBP's refund process and involve inherent risks, including delays in government processing, administrative offsets, appeals of court orders directing refunds, or changes in law or policy affecting the refund process. In addition, in response to the U.S. Supreme Court's decision, the U.S. President issued an executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. The outlook on further trade policy actions is unclear, and these actions have led to significant volatility and uncertainty in global markets. Uncertainty regarding the scope, duration and administration of trade measures, including the timing and recoverability of tariff refunds or relief where applicable, has in the past contributed to, and may in the future continue to contribute to, variability in costs and cash flows.

We are also subject to risks related to compliance with existing and evolving laws, regulations and enforcement actions related to forced labor, human rights, and supply chain transparency. Compliance with such requirements often requires extensive due diligence, documentation and traceability across multiple tiers of our supply chain, including suppliers over whom we have limited visibility or control. CBP has intensified enforcement of import laws including with respect to withhold release orders and seizures or detainments of shipments where it believes that goods may have been produced, wholly or in part, with forced labor or other prohibited labor practices. The failure by us or our suppliers to meet applicable requirements could result in shipment delays, detentions, exclusions or seizures, supply chain disruptions, increased costs, loss of inventory, potential penalties or reputational harm, any of which could materially affect product availability, revenue or margins or otherwise materially adversely affect our business, results of operations or financial condition.

Our business is subject to risks inherent in global sourcing activities, including disruptions or delays in manufacturing or shipments.

As a company engaged in sourcing on a global scale, we are subject to the risks inherent in such activities, including, but not limited to:

- pandemics, epidemics and health-related concerns, including prior events such as COVID-19 or variants thereof;
- political or labor instability, labor shortages (stemming from labor disputes or otherwise), or increases in costs of labor or production in countries where manufacturing contractors and suppliers are located;
- labor disputes or strikes at the location of the source of our goods and/or at ports of entry;
- disruptions, delays or reductions in shipments, including port delays and congestion, and/or capacity constraints on transportation of goods or at our factories;

- significant increase in fuel, freight, shipping and other logistics costs or increased transit times, including as a result of disruptions at ports of entry or international shipping routes (including the Red Sea corridor and other routes impacted by the conflicts in the Middle East);
- political or military conflict (such as the war in Ukraine or the conflicts in the Middle East);
- heightened terrorism security concerns;
- a significant decrease in availability or an increase in the cost of raw materials, including sustainable materials, or other limitations on our ability to use raw materials or goods produced in a country that is a major provider due to political, human rights, labor, environmental or other concerns;
- the migration and development of manufacturing contractors;
- product quality issues;
- imposition of regulations, quotas and safeguards relating to imports and our ability to adjust in a timely manner to changes in trade regulations;
- increases in the costs of fuel (including volatility in the price of oil), travel and transportation (including vessel and freight) (including increases in such costs related to the conflicts in the Middle East);
- imposition of duties, taxes and other charges on imports;
- significant fluctuation of the value of the United States dollar against foreign currencies;
- restrictions on transfers of funds out of countries where our foreign licensees are located;
- compliance by our independent manufacturers and suppliers with our Supplier Code of Conduct and other applicable compliance policies;
- compliance with United States laws regarding the identification and reporting on the use of "conflict minerals" sourced from the Democratic Republic of the Congo in the Company's products and the United States Foreign Corrupt Practices Act, U.K. Bribery Act and other global anti-corruption laws, as applicable; and
- regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions, such as the listing of a person or entity as a SDN (Specially Designated Nationals and Blocked Persons) by the United States Department of the Treasury's Office of Foreign Assets Control and the issuance of withhold release orders, or detentions of product, by CBP.

Any of the foregoing could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations.

If we are unable to effectively execute our e-commerce business strategy and provide a reliable digital experience for our customers, our reputation and operating results may be harmed.

E-commerce represents approximately 21% of our net revenues and has been our fastest growing business over the last several years. The success of our e-commerce business depends, in part, on third-parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to e-commerce usage, both domestically and abroad, and promotional or other advertising initiatives employed by our wholesale customers or other third-parties on their e-commerce sites. Any failure on our part, or on the part of our third-party digital partners, to provide attractive, reliable, secure, efficient and user-friendly e-commerce platforms could negatively impact our consumers' shopping experience, resulting in reduced website traffic, reduced conversion, diminished loyalty to our brands and lost sales. In addition, if there is a change in consumer behavior such that customers shift to utilizing e-commerce more than, or even instead of, traditional brick-and-mortar stores, and we or our wholesale partners are unable to attract consumers who previously made in-store purchases to our digital commerce channels, our financial and operating results may be negatively affected.

The success of our business also depends on our ability to continue to develop and maintain a reliable digital experience for our customers. We strive to give our customers a seamless omni-channel experience both in stores and through digital technologies, such as computers, mobile phones, tablets and other devices. We also use social media to interact with our customers and enhance their shopping experience. Our inability to develop and continuously improve our digital brand engagement could negatively affect our ability to compete with other brands, which could adversely impact our business, results of operations and financial condition.

In addition, we must keep current with competitive technology trends, including the use of new or improved technology and services, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others. Since e-commerce growth is critical to our overall growth strategy, we plan to accelerate our e-commerce and omni-channel development and we have completed a re-platforming of our brands' e-commerce sites to expand our global capabilities. Implementing new or improved digital systems, services or technologies, such as new or improved e-commerce platforms, may increase our costs, cause delays in or hinder our ability to continually deliver a reliable or seamless digital experience for our customers, or cause us not to succeed in increasing sales or attracting consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our reputation and brands.

Additionally, the success of our e-commerce business and the satisfaction of our consumers depend on their timely receipt of our products. The efficient flow of our products requires that our company-operated and third-party operated distribution facilities have adequate capacity to support the current level of e-commerce operations as well as any anticipated increased levels that may follow from the growth of our e-commerce business. Transportation shortages, labor shortages and port congestion as well as disruptions in factory production in certain countries where we source our products may delay inventory orders and impact product availability in our channels, including our e-commerce sites, which could result in customer dissatisfaction, and have an adverse effect on our business and harm our reputation.

The departure of key employees or our failure to attract and retain qualified personnel could have a material adverse effect on our business.

We depend on the services and management experience of executive officers who have substantial experience and expertise in our business as well as key employees involved in our design and marketing operations, including our creative officers for each of our brands. Although we have entered into employment agreements with our executive officers and other key employees, we may not be able to retain the services of such individuals in the future, which may be disruptive to, or cause uncertainty in, our business and future strategic direction, particularly if we fail to ensure a smooth transition and effective transfer of knowledge. Any such disruption or uncertainty could generate a negative public perception and/or have a material adverse impact on our results of operations, financial condition, and the market price of our ordinary shares.

Competition for qualified personnel in the fashion industry is intense and turnover in the industry for retail associates is generally high. Competitors may use aggressive tactics to recruit our employees. Our ability to attract, develop, motivate and retain employees is influenced by our ability to offer competitive compensation and benefits, employee morale, our reputation, recruitment by other employers, perceived internal opportunities, non-competition and non-solicitation agreements and macro unemployment rates. Additionally, our ability to meet our labor needs while also controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and overtime regulations. If we are unable to attract, develop, motivate and retain talented employees with the necessary skills and experience, or if changes to our organizational structure, operating results or business model adversely affect morale, hiring and/or retention, we may not achieve our objectives and our results of operations could be adversely impacted.

Our inability to execute on our standalone growth strategies or cost reduction measures could have a material adverse effect on our business, results of operations and financial condition.

The long-term growth of our business depends on the successful execution of our strategic initiatives. Our achievement of revenue and profitability growth will depend largely upon our ability to offer trendsetting and innovative products, increase brand engagement and optimize customer experience. We cannot assure you that we can execute successfully any of these actions or deliver growth and profitability for our brands. If we are unable to successfully execute our business strategies, our business, results of operations and financial condition could be materially adversely affected.

Achievement of our growth strategy may also require investment in new capabilities, distribution channels and technologies. These investments may result in short-term costs without accompanying near-term revenues and, therefore, may be dilutive to our earnings in the short term. There can be no assurance regarding the timing of or extent to which we will realize the anticipated benefits of these investments and other costs, if at all.

In addition, we previously announced, or may in the future announce, cost reduction measures designed to streamline the Company's operating model, maximize efficiency and support long-term profitable growth. We may not achieve the desired cost savings from these initiatives which could impact our profitability.

Our business could suffer as a result of reductions in our wholesale channel and/or consolidations, liquidations, restructurings and other ownership changes by our wholesale partners.

We have experienced and may continue to experience a decline in sales in our wholesale channel. Reductions in the amount of merchandise purchased from us by our wholesale partners or an increase in order cancellations by our wholesale partners could further reduce our revenues and have a material adverse effect on our profitability. In addition, many of our wholesale customers have experienced, and may continue to experience, liquidity constraints or other financial difficulties. These challenges could lead to the need to extend payment terms, larger outstanding accounts receivable balances, delays in collection of accounts receivable, increased expenses associated with collection efforts, increases in excess inventory, increases in credit losses and reduced cash flows.

The retail industry has also experienced a great deal of consolidation and other ownership changes over the past several years and a number of wholesale accounts were forced to file bankruptcy or undergo restructurings. We expect that the risk of consolidation, bankruptcy, restructurings or reorganizations by department stores and other retailers will continue to exist for the foreseeable future. This could result in store closings by our wholesale customers, which would decrease the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our brands. In addition, such consolidation, bankruptcy or other changes with respect to our wholesale customers could decrease our opportunities in the market, increase our reliance on a smaller number of large wholesale customers and decrease our negotiating strength with our wholesale customers, which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, certain of our wholesale customers, particularly those located in the United States, have become highly promotional and have aggressively marked down their merchandise. We expect that such markdowns may continue to be exacerbated because of the current macroeconomic environment. Such promotional activity could negatively impact our business.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop and a decline in consumer traffic could have a negative effect on our comparable store sales and store profitability resulting in impairment charges, which could have a material adverse effect on our business, results of operations and financial condition.

Reduced travel resulting from economic conditions (including a recession or inflationary pressures), fuel shortages, increased fuel prices (related to the conflicts in the Middle East), travel restrictions, travel concerns and other circumstances, including adverse weather conditions, disease pandemics (including prior events such as COVID-19), epidemics and other health-related concerns, war, terrorist attacks or the perceived threat of war or terrorist attacks, or unsettled regional and global conflicts (such as the war in Ukraine and the conflicts in the Middle East) could have a material adverse effect on us, particularly if such events impact our customers' desire to travel to our retail stores.

In addition, other factors that could impact consumer traffic at our retail stores include: (i) the location of the mall or the location of a particular store within the mall; (ii) the other tenants occupying space at the mall; (iii) vacancies or extended store closures within the mall; (iv) increased competition in areas where the malls are located; (v) the amount of advertising and promotional dollars spent on attracting consumers to the malls; and (vi) a shift toward online shopping. A decline in consumer traffic could have a negative effect on our comparable store sales and/or average sales per square foot and store profitability. If our retail stores underperform due to declining consumer traffic or otherwise and our expected future cash flows of the related underlying retail store asset do not exceed such asset's carrying value, we may incur store impairment charges. A decline in future comparable store sales and/or store profitability or failure to meet market expectations or the occurrence of impairment charges relating to our retail store fleet could have a material adverse effect on our business, results of operations and financial condition.

Our business may be subject to increased costs and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.

Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products is impacted by external factors, we may be faced with significant excess inventories of some products and missed opportunities for other products. In addition, inaccurate demand forecasting or delayed reaction to trend changes may extend inventory holding periods and negatively affect cash flows and gross margins. We have in the past been, and may in the future be, forced to rely on markdowns, promotional sales, donations or other write-offs to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands. In addition, increases in our costs, such as raw materials, labor or freight, could negatively impact our gross margin, and we may not be able to offset such cost increases through pricing measures or other means.

We may incur significant goodwill and/or intangible asset impairment charges with respect to one or more of our brands which could have a material adverse impact on our results of operations and financial condition.

We perform impairment assessments of goodwill and indefinite-lived intangible assets on an annual basis or whenever impairment indicators exist. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. In the absence of any impairment indicators, goodwill and indefinite-lived intangible assets are assessed for impairment during the fourth quarter of each fiscal year. If the testing performed indicates that impairment exists, we are required to record impairment charges for the difference between the carrying value of the goodwill or intangible assets and the implied fair value of the goodwill and/or intangible assets in the period the determination is made. Goodwill and intangible asset impairment charges have in the past been, and could in the future be, significant. It is also possible that our conclusions regarding impairment or recoverability of goodwill or other intangible assets could change in future periods if, for example, (i) our businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions, (iii) business conditions or strategies change from our current assumptions, (iv) discount rates change, (v) market multiples change or (vi) the identification of our reporting units change, among other factors. Such changes could result in future impairment charges of goodwill or other intangible assets and such amounts could be significant, which could have a material adverse impact on our results of operations and financial condition.

Our current and future licensing and joint venture arrangements may not be successful and may make us susceptible to the actions of third-parties over whom we have limited control.

We have entered into a select number of product licensing agreements with companies that produce and sell, under our trademarks, products requiring specialized expertise. We have also entered into a number of select licensing agreements pursuant to which we have granted third-parties certain rights to distribute and sell our products in certain geographical areas and have a limited number of joint ventures. In the future, we may enter into additional licensing and/or joint venture arrangements. Although we take steps to carefully select our partners, such arrangements may not be successful. Our partners may fail to fulfill their obligations under these agreements or have interests that differ from or conflict with our own, such as the timing of new store openings, the pricing of our products and the offering of competitive products. In addition, the risks applicable to the business of our partners may be different than the risks applicable to our business, including risks associated with each such partner's ability to:

- obtain capital;
- exercise operational and financial control over its business;
- manage its labor relations;
- maintain relationships with suppliers;
- manage its credit and bankruptcy risks; and
- maintain customer relationships.

If a licensee of one of our brands were to experience liquidity constraints or other financial difficulties, we may experience larger outstanding accounts receivable balances, delays in collection of accounts receivable, increased expenses associated with collection efforts, and/or a reduction in royalty or similar revenue. In addition, we may be unable to replace any lost licensing agreements on similar economic terms or at all, or we could be delayed in identifying a replacement licensee, which could have a material adverse effect on our business, financial condition and results of operations.

The geographic areas subject to our licensing and joint venture agreements could also be impacted by geopolitical risks. Any of the foregoing risks, or the inability of any of our partners to successfully market our products or otherwise conduct its business, may result in loss of revenue and competitive harm to our operations in regions or product categories where we have entered into such licensing arrangements.

We rely on our partners to preserve the value of our brands. Although we attempt to protect our brands through, among other things, approval rights over store location and design, product design, production quality, packaging, merchandising, distribution, advertising and promotion of our stores and products, we may not be able to control the use by our partners of our intellectual property and branding. The misuse of our brand by a licensing or joint venture partner could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a leased retail space, we remain obligated under the applicable lease.

We do not own any of our retail store facilities, but instead lease all of our stores under operating leases. Our leases generally have terms of up to 10 years, generally require a fixed annual base rent and some require the payment of additional percentage rent if store sales exceed a negotiated amount. Certain of our European stores also require initial investments in the form of key money to secure prime locations, which may be paid to landlords or existing lessees. Generally, our leases are "net" leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases or withhold payments at our option, and payments under these operating leases account for a significant portion of our operating costs. For example, as of March 28, 2026, we were party to operating leases associated with our retail stores that we operate directly throughout the globe, as well as other global corporate facilities, requiring future minimum lease payments aggregating to $949 million through Fiscal 2031 and approximately $318 million thereafter through Fiscal 2044. Our substantial operating lease obligations could have a material adverse effect on our business, results of operations and financial condition.

In certain cases, as we have done in the past, we may determine that it is no longer economical to operate a retail store subject to a lease or we may seek to generally downsize, consolidate, reposition, relocate or close some of our real estate locations. In such cases, we may be required to negotiate a lease exit with the applicable landlord or remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term. In some instances, we may be unable to close an underperforming retail store due to continuous operation clauses in our lease agreements. In addition, a significant portion of our leases may expire within a short time frame. As each of our leases expire, we may be unable to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close retail stores in desirable locations and/or may impact future revenue. Our inability to secure desirable retail space, favorable lease terms or to renew our leases could impact our ability to grow. Likewise, our obligation to continue making lease payments with respect to leases for closed retail spaces could have a material adverse effect on our business, financial condition and results of operations.

Additionally, due to the volatile economic environment, it may be difficult to determine the fair market value of real estate properties when we are deciding whether to enter into leases or renew expiring leases. This may impact our ability to manage the profitability of our store locations, or cause impairments of our operating lease right-of-use assets if market values decline, any of which could have a material adverse effect on our financial condition or results of operations.

We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.

We operate a limited number of distribution facilities. Our ability to meet the needs of our own retail stores and e-commerce sites, as well as our wholesale customers, depends on the proper and uninterrupted operation of these distribution facilities. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our customers. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the damaged, inoperable or otherwise inaccessible facility. Any of the foregoing factors could result in decreased sales and have a material adverse effect on our business, results of operations and financial condition.

To support the growth of our business, we also use third-party logistics centers that are responsible for distribution, warehousing and fulfillment services on our behalf. Significant disruptions at these facilities could have a material adverse impact on our business. Because our direct and third-party fulfillment centers include automated and computer-controlled equipment, they are susceptible to risks including power interruptions, hardware and system failures, software viruses, security breaches and other technological and operational disruptions and of which could cause shipping delays or otherwise adversely affect our business.

We are dependent on third-parties to perform certain outsourced functions.

We are increasingly looking for opportunities to cost effectively enhance the capability of business services, which includes outsourcing certain functions. While we believe we conduct appropriate due diligence before entering into agreements with these third-party service providers, the failure of any of these third-parties to provide the expected services, provide them on a timely basis or to provide them at the prices we expect could disrupt or harm our business. Any significant interruption in the operations of these outsource service providers, including as a result of changes in social, political, and economic conditions, and those resulting from military conflicts or other hostilities, that result in the disruptions of business where these outsource providers are located, could also have an adverse effect on our business. Furthermore, we may be unable to provide these services ourselves in the future or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Increases in the cost of raw materials could increase our production costs and cause our operating results and financial condition to suffer.

Our business is subject to volatility of costs related to certain raw materials used in the manufacturing of our products, including inflationary pressure. The costs of raw materials used in our products are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are not always successful in our efforts to protect our business from the volatility of the market price of raw materials and our business can be materially affected by dramatic movements in prices of raw materials which have resulted, and are expected to continue to result, in increased pricing pressures and pressure on our margins. We may not be able to implement price increases that fully mitigate the impact of these higher costs and/or any such price increases could have an adverse impact on consumer demand for our products. Manufacturing labor costs are also subject to volatility based on local and global economic conditions. Increases in the cost of raw materials and/or manufacturing labor costs could increase our production costs and negatively impact our revenues, results of operations and financial condition.

We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors, and in some cases third-party sourcing agents, located mainly in Asia and Europe. A manufacturing contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us.

We do not have long-term agreements with any of our third-party manufacturing contractors or third-party sourcing agents. As a result, any single manufacturing contractor or sourcing agent could unilaterally terminate its relationship with us at any time. Our inability to promptly replace manufacturing contractors or third-party sourcing agents that terminate their relationships with us or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on our business, results of operations and financial condition and impact the cost and availability of our goods.

Our business is exposed to foreign currency exchange rate fluctuations and our use of foreign currency hedging instruments may not fully mitigate our exposure to exchange rate fluctuations and could materially adversely affect our financial condition and results of operations.

Our results of operations for our international subsidiaries are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into United States dollar during financial statement consolidation. If the United States dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions could impact our consolidated results of operations. In addition, we have had in the past, and may again in the future have, intercompany notes amongst certain of our non-United States subsidiaries, which may be denominated in a currency other than the functional currency of a particular reporting entity. As a result of using a currency other than the functional currency of the related subsidiary, results of these operations may be adversely affected during times of significant fluctuation between the functional currency of that subsidiary and the denomination currency of the note. We continuously monitor our foreign currency exposure and hedge a portion of our foreign subsidiaries' foreign currency-denominated inventory purchases to minimize the impact of changes in foreign currency exchange rates. As of March 28, 2026, we have $3.5 billion of hedges outstanding to hedge our net investment in Swiss Franc denominated subsidiaries with contract maturity dates between March 2027 and May 2045, and $2.364 billion of fixed-to-fixed cross-currency hedges outstanding related to our net investment in Euro denominated subsidiaries with contract maturity dates between December 2027 and July 2031. We cannot fully anticipate all of our foreign currency exposures and cannot ensure that these hedges will fully offset the impact of foreign currency exchange rate fluctuations and no hedging strategy can completely insulate us from foreign currency exchange risk. Certain of these net investment hedge contracts are supported by credit support annexes which provide for collateral exchange if the fair value of a derivative contract exceeds a certain threshold, with the earliest effective date being June 2030. Adverse movements in foreign currency exchange rates or interest rates could result in significant collateral posting requirements in the future, which could negatively affect our liquidity, reduce cash available for operations and capital allocation, or require us to obtain additional financing on unfavorable terms. In addition, market disruptions, regulatory or accounting changes, counterparty defaults, or early termination events could increase the cost of maintaining or replacing these hedges or limit their effectiveness, which could adversely affect our results of operations, financial condition and cash flows. We also use forward foreign exchange contracts and cross-currency swap contracts to hedge our net investments in foreign operations against future volatility in the exchange rates between different currencies. We are exposed to risks related to foreign currency exchange rate movements on our net investments in foreign operations due to the volatility in the exchange rates between different functional currencies. Refer to Item 7A. - "Quantitative and Qualitative Disclosures about Market Risk" for additional information related to the impact of foreign currency exchange rate changes and our foreign currency hedging instruments.

In addition, because we operate retail stores and concessions in various countries outside of the United States, we are also exposed to market risk from fluctuations in foreign currency exchange rates, primarily the Euro, the British Pound, the Chinese Renminbi and the Japanese Yen, among others. A substantial weakening of foreign currencies against the United States dollar could require us to raise our retail prices or reduce our profit margins in various locations outside of the United States. In addition, our sales and profitability could be negatively impacted if consumers in those markets were unwilling to purchase our products at increased prices.

Risks Related to Information Technology and Data Security

Privacy breaches and other cybersecurity risks related to our business could negatively affect our reputation, credibility and business.

We are dependent on information technology ("IT") systems and networks for a significant portion of our direct-to-consumer sales, including our e-commerce sites and retail business credit card transaction authorization and processing. We are responsible for storing data relating to our customers and employees and also rely on third-party vendors for the storage, processing and transmission of personal and Company information. Consumers, lawmakers and consumer advocates alike are increasingly concerned over the security of personal information transmitted over the Internet, consumer identity theft and privacy and the retail industry, in particular, has been the target of many recent cyber-attacks. In addition to taking the necessary precautions ourselves, we generally require that third-party service providers implement reasonable security measures to protect our employees' and customers' identity and privacy. We do not, however, control these third-party service providers and cannot guarantee the elimination of electronic or physical computer break-ins or security breaches in the future. Cybersecurity breaches, including physical or electronic break-ins, security breaches due to employee error or misconduct, attacks by "hackers," phishing scams, malicious software programs such as viruses and malware, and other breaches outside of our control, could result in unauthorized access or damage to our IT systems and the IT systems of our third-party service providers. Despite our efforts and the efforts of our third-party service providers to secure our and their IT systems, attacks on these systems do occur from time to time. As the techniques used to obtain unauthorized access to IT systems become more varied and sophisticated (as cybercriminals are finding new ways to launch their attacks) and if the occurrence of such security breaches becomes more frequent, we and our third-party service providers may be unable to adequately anticipate these techniques and implement appropriate preventative measures. While we maintain cyber risk insurance to provide some coverage for certain risks associated with cybersecurity incidents, there is no assurance that such insurance would cover all or a significant portion of the costs or consequences associated with a cybersecurity incident. A significant breach of customer, employee or Company data could damage our reputation, our relationship with customers and our brands, and could result in lost sales, sizable fines, significant breach-notifications and other costs and lawsuits, as well as adversely affect our results of operations.

Additionally, we may incur increased costs and experience a significant strain on our resources to account for the implementation of additional required security measures and technologies to protect personal data and confidential information or to comply with current and new state, federal and international laws governing the unauthorized disclosure of confidential information which are continuously being enacted and proposed, such as the General Data Protection Regulation ("GDPR") in the EU and the UK, various consumer privacy and data privacy and protection acts in the United States, including, but not limited to, the California Consumer Privacy Act as amended by the California Privacy Rights Act, and similar comprehensive privacy laws of other states, as well as the Personal Information Protection Law in China.

Lastly, increased scrutiny by federal regulators (such as the FTC) and state attorney generals focused on the retail industry may lead to increased privacy and cybersecurity costs such as organizational changes, deploying additional personnel, acquiring and implementing enhanced privacy and security technologies on e-commerce sites, mandatory employee training for those handling customer and employee personal data and engaging third-party experts and consultants, and the unauthorized use of proprietary information may lead to lost revenues.

A material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition.

We rely extensively on our IT systems to track inventory, manage our supply chain, record and process transactions, manage customer communications, summarize results and manage our business. The failure of our IT systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in or failure to implement new systems, could adversely affect our business. We also operate a number of e-commerce websites throughout the world. Our IT systems and e-commerce websites may be subject to damage and/or interruption from power outages, computer, network and telecommunications failures, malicious software, such as viruses and malware, attacks by "hackers", security breaches, usage errors or misconduct by our employees and bad acts by our customers and website visitors which could materially adversely affect our business.

The increasing use of AI by us and our third-party partners may present operational, legal, regulatory and reputational risks, including those related to data quality, intellectual property, transparency and complying with evolving laws and standards. If we are unable to effectively adopt and integrate AI technologies into our operations, supply chain, and consumer-facing platforms at the pace of our competitors, our competitive position, operating efficiency, and ability to meet evolving consumer expectations could be adversely affected. The rapid pace of AI development may also require significant investment, and there can be no assurance that our AI initiatives will achieve the intended benefits or keep pace with industry adoption.

Risks Related to Environmental, Social and Governance Issues

Increased scrutiny from investors and others regarding our corporate social responsibility initiatives, including environmental, social and other matters of significance relating to sustainability, and changing regulatory requirements around ESG could result in additional costs or risks and adversely impact our reputation.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, customers, employees and regulators have increasingly focused on ESG or "sustainability" practices of companies. We have a publicly announced global strategy to achieve significant, measurable goals across a range of important environmental and social sustainability issues, including, renewable energy, responsible material sourcing, water use and chemical management and waste reduction. We have also set science-based targets around greenhouse gas emissions (GHG) reductions. We rely on our supply chain partners to meet certain of our targets, including our scope 3 GHG emissions reduction goals; however, our supply chain is complex and almost entirely comprised of parties not within our control. It is possible that stakeholders may not be satisfied with our ESG targets, practices or the speed of adoption or that we may not be successful in achieving our goals on the timelines set or at all, which could negatively impact our brands, our reputation, and customer and employee retention. In addition, we are susceptible to risks associated with changing stakeholder attitudes regarding environmental, social and political issues and consumer perceptions of our position on these issues. Discrepancies between disclosed ESG targets or progress and actual outcomes may expose us to securities litigation, regulatory enforcement or consumer protection claims.

In addition, many jurisdictions in which we and our suppliers operate have begun enacting new ESG and climate legislation and regulations. Such proposed and/or enacted regulations include expanded disclosure requirements regarding GHG emissions and other climate-related information, including disclosure of climate-related risks and independent auditors providing some level of attestation to the accuracy of such disclosures. Evolving product safety, environmental, and chemical-regulation requirements, including restrictions on certain chemicals may require changes to materials, suppliers, testing procedures or product assortments and could increase costs or limit availability of certain products. In addition, environmental and product-lifecycle regulations, including extended producer responsibility regimes for packaging and other materials, may impose additional fees, reporting, take-back, or recycling obligations that could increase compliance costs and operational complexity. Our ability to comply with any such new ESG and/or climate laws and regulations may lead to increased costs and operational complexity and/or we may be required to divert costs and resources in order to comply with ESG frameworks, and legal, legislative and regulatory requirements. Any failure on our part to comply with such ESG-related regulations could lead to adverse consumer actions and/or investment decisions by investors, as well as expose us to government enforcement action and/or private litigation.

Our business is susceptible to the risks associated with climate change and other environmental impacts which could negatively affect our business and operations.

Our business, including our retail, distribution and manufacturing operations, is susceptible to the physical and transitional risks associated with climate change and other environmental impacts that could negatively affect our business and operations. For example, the acute and chronic physical risks of climate change, such as increased severity of extreme weather

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events, changes in weather and precipitation patterns and/or rising temperatures and sea levels may (i) cause potential disruptions to our retail stores, distribution centers and corporate facilities or those facilities of our wholesale customers, licensees or suppliers, (ii) adversely impact global supply chains, including the availability and cost of raw materials, (iii) negatively affect the ability of our manufacturers to fulfill our orders timely and/or to our specifications, (iv) cause shipping disruptions and/or (v) lead to higher freight costs. An increase in extreme weather conditions could also result in more frequent damage and/or closures of our stores and distribution centers (or facilities of our wholesale customers, licensees or suppliers), adversely impact retail traffic, consumers' disposable income levels or spending habits on discretionary items, or otherwise disrupt business operations in the communities in which we or our partners operate, any of which could result in lost sales or higher costs. In addition, concern over climate change may result in policy/legal-, technology-, market- and/or reputation-related transition risks. For example, increased climate-related disclosures, increased exposure to litigation resulting from new or additional legal requirements, mandates on our products and services and substitution of existing products with lower emission options may result in increased operational and administrative compliance costs. Changing customer behavior, increased costs of raw materials, shifts in customer preferences, increased stakeholder concern and stigmatization of the fashion industry are also climate-related transition risks that could negatively impact us.

Risks Related to Tax, Legal and Regulatory Matters

Fluctuations in our tax obligations and changes in tax laws, treaties and regulations may have a material adverse impact on our future effective tax rates and results of operations.

The Company and our subsidiaries are subject to taxation in the United States and various foreign jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, our overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions. We record tax expense based on our estimates of taxable income and required reserves for uncertain tax positions in multiple tax jurisdictions. At any time, there are multiple tax years that are subject to examinations by various taxing authorities. The ultimate resolution of these audits and negotiations with taxing authorities may result in a settlement amount that differs from our original estimate. Any proposed or future changes in tax laws, treaties and regulations or interpretations where we operate could have a material adverse effect on our effective tax rates, results of operations and financial condition.

We and our subsidiaries are also engaged in a number of intercompany transactions. Although we believe that these transactions reflect arm's-length terms and that proper transfer pricing documentation is in place, the transfer prices and conditions may be scrutinized by local tax authorities which could result in additional tax liabilities.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law by the Biden Administration, with tax provisions primarily focused on implementing a 15% corporate alternative minimum tax on global adjusted financial statement income ("CAMT") and a 1% excise tax on share repurchases. The CAMT was effective beginning Fiscal 2024 and is not expected to have a material impact on our effective tax rate, however, we will continue to monitor for any potential impact. With respect to the 1% excise tax on net share repurchases, this provision of the Inflation Reduction Act was effective on January 1, 2023 and did not have a material impact on our consolidated financial statements.

On December 12, 2022, the European Union member states reached an agreement to implement the Organization for Economic Cooperation and Development's ("OECD") reform of international taxation known as Pillar Two Global Anti-Base Erosion ("GloBE") Rules, which broadly mirrors certain provisions of the Inflation Reduction Act by imposing a 15% global minimum tax on multinational companies. GloBE has became effective during Fiscal 2025. Based upon our analysis, the Pillar Two initiatives are not projected to have a material impact on our consolidated financial statements at this time. We continue to monitor developments and their impact on our tax provision in accordance with where we earn our income globally.

We maintain a valuation allowance for our deferred tax assets where future realization is uncertain, and our inability to fully utilize those assets in future periods may have an adverse impact on our financial condition and results of operations.

We have significant deferred tax assets consisting primarily of net operating losses, reserves and interest expense accruals that are not currently deductible for tax purposes. As a result of the three year cumulative loss at a consolidated level, the Company recorded a full valuation allowance for the vast majority of its deferred tax assets in Fiscal 2025. We intend to generate sufficient future income and plan to implement tax planning strategies to utilize these deferred tax assets which may lead to the reversal of all or part of the valuation allowance and a reduction of future income tax expense. If we are unable to generate sufficient future taxable income or achieve the desired results of our tax planning strategies, we may not be able to realize the full benefit of our deferred tax assets which may have an adverse impact to our financial condition and results of operations in future periods.

If we fail to comply with labor laws or collective bargaining agreements, or if our independent manufacturing contractors fail to use acceptable, ethical business practices, our business and reputation could suffer.

We are subject to labor laws governing relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. We are also subject to collective bargaining agreements with respect to employees in certain European countries. Compliance with these laws and regulations, as well as collective bargaining agreements, may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation.

We require our independent manufacturing contractors to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance, as well as our Supplier Code of Conduct and other compliance policies under our Factory Social and Environmental Compliance Program. Our staff and the third-parties we retain for such purposes periodically visit and monitor the operations of our independent manufacturing contractors to determine compliance. However, we generally do not control these manufacturing contractors or suppliers or their labor, environmental or other business practices. The violation of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer's or supplier's labor practices from those generally accepted as ethical or appropriate or that violate our Supplier Code of Conduct, could interrupt or otherwise disrupt the shipment of our products, harm our trademarks or damage our reputation. Further, we could be prohibited from importing goods by governmental authorities. The occurrence of any of these events could materially adversely affect our business, financial condition and results of operations.

We may be unable to protect our trademarks, copyrights and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

Our MICHAEL KORS and JIMMY CHOO trademarks, as well as other material trademarks, copyrights and design and patent rights related to the production, marketing and distribution of our products, are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights in the Americas, EMEA, Asia and elsewhere in the world in both online and offline channels. Our brands enjoy significant worldwide consumer recognition and the generally higher pricing of our products creates additional incentive for counterfeiters to infringe on our brands. We work with customs authorities, law enforcement, legal representatives and brand specialists globally in an effort to prevent the sale of counterfeit products, but we cannot guarantee the extent to which our efforts to prevent counterfeiting of our brands and other intellectual property infringement will be successful. Such counterfeiting and other intellectual property infringement could dilute our brands and otherwise harm our reputation and business.

Our trademark and other intellectual property applications may fail to result in registered trademarks or other intellectual property or to provide the scope of coverage sought, and others may seek to invalidate our trademarks, copyrights or other intellectual property or block sales of our products as an alleged violation of their trademarks and/or intellectual property rights. In addition, others may assert rights in, or ownership of, trademarks, copyrights and/or other intellectual property rights of ours or in trademarks, copyrights or other intellectual property that are similar to ours or that we license, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, other intellectual property owners may have prior rights to our trademarks or similar trademarks or intellectual property. Furthermore, the laws of certain foreign countries may not protect trademarks, copyrights and/or other intellectual property rights to the same extent as the laws of the United States or the European Union.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to trademarks or other intellectual property similar to some of our brands. Any litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe upon the intellectual property rights of others could be costly and time-consuming and, if determined adversely to us, could result in harm to our competitive position.

We self-insure certain risks and may be impacted by unfavorable claims experience.

We use a combination of insurance and self-insurance programs, including a wholly-owned captive insurance entity, to provide for the potential liabilities for certain risks including, employee health-care benefits, workers' compensation, employer liability, general liability, marine transport and inventory, property damage, cyber risk and business interruption. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to various proceedings, lawsuits, disputes and claims in the ordinary course of business which could have an adverse impact on our business, financial condition and results of operations.

We are a global company and are subject to various proceedings, lawsuits, disputes and claims throughout the world in the ordinary course of business. These claims could include commercial, intellectual property, employment, customer and data privacy claims, as well as class action lawsuits. Typically, these claims raise complex factual and legal issues and are subject to uncertainties. Plaintiffs may seek unspecified damages and/or injunctive or other equitable relief. Our potential liability may be covered in part by our insurance policies, but we may not always have adequate insurance to defend all claims. An unfavorable outcome in any proceeding, lawsuit, dispute or claim may have an adverse impact on our business, financial condition and results of operations.

We are subject to securities class action litigation which could result in significant costs and liability.

We and certain of our present and former officers have been named as defendants in putative securities class action litigation alleging violations of the federal securities laws in connection with statements regarding the previously proposed merger (the "Merger") with Tapestry, Inc. ("Tapestry") and the FTC's action to enjoin the Merger.

On March 31, 2026, the Court granted our motion to dismiss the amended complaint without prejudice. On April 30, 2026, plaintiff's filed the First Amended Complaint. This litigation remains pending. Defending this litigation, even if ultimately resolved in our favor, is costly and time-consuming and may divert management's attention and resources from our business operations. An adverse outcome could result in substantial monetary damages, which may not be fully covered by available insurance. We cannot predict the outcome or timing of this matter or its ultimate impact on our business, financial condition or results of operations.

Risks Related to Our Debt

Although we have reduced our level of indebtedness, our access to and cost of borrowing, as well as our ability to service or refinance debt, could still be adversely affected by market conditions and other factors.

We utilize indebtedness as part of our capital structure and may incur additional indebtedness in the future. While we have reduced our outstanding debt levels, our ability to service existing debt, refinance indebtedness or obtain additional financing on favorable terms depends on a number of factors, including our operating performance, cash flows, credit ratings and general economic and market conditions. A portion of our indebtedness is scheduled to mature in July 2027 and our ability to repay, refinance or extend such obligations depends on our financial results, available liquidity, and access to the credit and capital markets. If we are unable to refinance or otherwise address these maturities on acceptable terms, our financial condition, results or operation or financial flexibility could be adversely affected.

Our access to the credit and capital markets and the cost of any future borrowings may be adversely affected by deterioration in market conditions, changes in interest rates, tightening of credit markets or a downgrade of our credit ratings or outlook. Any such developments could limit our financial flexibility, increase borrowing or hedging costs, or restrict our ability to fund capital expenditures, pursue strategic initiatives, or respond to business opportunities, which could adversely affect our results of operations or financial condition.

We may be unable to meet financial covenants in our indebtedness agreements which could result in an event of default and restrictive covenants in such agreements may restrict our ability to pursue our business strategies.

Pursuant to our amended and restated credit agreement, dated February 4, 2025 (the "Amended and Restated Credit Agreement"), the obligations under the 2025 Credit Facilities are secured by liens on substantially all of the assets of the Company and its U.S. subsidiaries that are borrowers and guarantors, excluding real property and other customary exceptions, and substantially all of the registered intellectual property of the Company and its subsidiaries. The terms of our indebtedness also contain affirmative and negative covenants that impose operating and financial restrictions on us and may restrict our ability to engage in future business opportunities or pursue our strategies. The Company's 2025 Credit Facilities requires us to maintain a quarterly maximum permitted net leverage ratio of no greater than 4.0 to 1.0. The 2025 Credit Facilities also contain certain restrictive covenants, including restrictions on our and certain of our subsidiaries ability to:

• incur additional indebtedness and guarantee indebtedness;
• pay dividends or make other distributions or repurchase or redeem capital stock;
• make loans and investments, including acquisitions;
• dispose of assets;

- incur liens;
- enter into transactions with affiliates; and
- consolidate, merge or sell all or substantially all of our assets

which collectively may limit our ability to engage in acts that may be in our long-term best interest.

A breach of the covenants or restrictions under the documents that govern our indebtedness could result in an event of default under the applicable indebtedness. If such an event of default occurs and is continuing, the lenders under the 2025 Credit Facilities would be entitled to take various actions, including, but not limited to, terminating the commitments and accelerating amounts outstanding under the 2025 Credit Facilities (which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies) and exercising remedies against collateral. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not be able to obtain sufficient cash to repay that indebtedness, and if the lenders enforce their security interest in the collateral, the collateral may be sold to recover the related debt.

If one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses or our financial liquidity could be adversely impacted.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, including cross-currency swaps to hedge our net investments in foreign operations against future volatility in the exchange rates between the United States dollar and foreign currencies, with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. We also rely on borrowings under our revolving credit facilities, under which we had $1.182 billion of borrowing capacity as of March 28, 2026. We rely on that borrowing capacity to fund our operations. As a result, we are exposed to the risk of default by, or failure of, counterparty financial institutions to meet their contractual obligations to us. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to borrow funds or recover losses incurred as a result of a default or our assets that are deposited or held in accounts with such counterparty may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses or our financial liquidity could be adversely impacted, which could negatively impact our results of operations and financial condition.

Risks Related to Our Ordinary Shares

Our share price may periodically fluctuate based on forward-looking expectations regarding our financial performance.

Our business and long-range planning process is designed to maximize our long-term growth and profitability and not to achieve an earnings target in any particular fiscal quarter. We believe that this longer-term focus is in the best interests of our Company and our shareholders. On a quarterly basis, we provide investors with forward-looking earnings guidance. Actual results may differ materially from forward-looking expectations that have been previously provided by us, or predicted by outside investment analysts, or others, and our share price could be adversely affected. Investors who rely on these outside predictions when making investment decisions with respect to our securities do so at their own risk. We take no responsibility for any losses suffered as a result of such changes in our share price.

If we are unable to conduct share repurchases at expected levels, our share price could be adversely affected.

Our share repurchase activity is subject to market conditions, liquidity, and other factors and may be limited, suspended, or discontinued at any time. If we are unable to conduct share repurchases at expected levels, our share price could be adversely affected.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares.

As an SEC registrant, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have an adverse effect on our business and cause a decline in the price of our ordinary shares.

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections.

Our corporate affairs are governed by our Memorandum and Articles, the BVI Business Companies Act (Revised Edition 2020) (as amended) (the "BVI Act") and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a United States company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the Company conducted in accordance with the BVI Act and the memorandum and articles of association of the Company. As such, if those who control the Company have persistently disregarded the requirements of the BVI Act or the provisions of the Company's memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the Company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the Company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States' courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands' company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We are a global company built on the trust of our customers, employees and business partners, and one of the primary ways we maintain that trust is by respecting privacy rights and safeguarding their information. We believe security is at the center of any strong data privacy program and maintaining cyber-readiness and managing cybersecurity risk continue to be areas of critical focus for us. We have in place a group-wide risk management process designed to identify and assess the greatest existing and emerging risks that could impact our business, including cybersecurity and data privacy risks. As a part of our risk assessment process, we have developed a cybersecurity program designed to detect, identify, classify and mitigate cybersecurity and other data security threats. We follow widely-accepted security standards to help guide our decisions and minimize cybersecurity risks. In the event we identify a potential cybersecurity, privacy or other data security issue, we have defined policies and procedures for responding to such security incidents, including procedures that address when and how to engage with Company management, our Board of Directors, other stakeholders and law enforcement.

We understand the importance of collecting, storing, using, sharing and disposing of personal information in a manner that complies with all applicable laws. We communicate our brands' data collection, use and processing practices through clear and comprehensive privacy notices. We empower our data subjects to exercise their privacy rights by contacting us through various channels, and we maintain procedures to honor their requests made pursuant to applicable laws. We continually evaluate our privacy notices, policies and procedures surrounding our handling of personal data and the measures and systems we have in place to help identify, assess, mitigate, respond to and remediate cybersecurity issues or personal data breaches.

The key steps we have taken to detect, identify, classify and mitigate cybersecurity and privacy risks, include:

- Adopting and periodically reviewing and updating information security and privacy policies and procedures and undergoing cyber-incident tabletop exercises;
- An around the clock Security Operations Center that leverages network and system security tools aimed at detecting and mitigating unauthorized system and data access and cyber threats;
- Conducting targeted audits and penetration tests throughout the year, using both internal and external resources;
- Utilizing threat intelligence to assess potential impacts to company systems and mitigating risks, when applicable, through preventive measures including updates and patching;
- Conducting cyber-maturity evaluations, including engaging an industry-leading, nationally-known third party to independently evaluate our information security maturity on a periodic basis;
- Assessing cybersecurity risk profiles of our third-party service providers, including partnering with key providers to ensure they have appropriate security measures to safeguard their information technology systems and including robust data security provisions in our contracts with third parties that handle our data;
- Providing annual security and privacy training and awareness to our employees to educate our employees on cybersecurity risks;
- Performing periodic cybersecurity incident simulations, conducted by an industry-leading third party incident response organization, with key information technology and business team members participating to ensure employees are familiar with process and procedures in the event of a cybersecurity incident; and
- Conducting periodic phishing simulations to test our employees' responses to suspicious emails and to inform targeted cyber awareness training.

Despite our efforts and the efforts of our third-party service providers to secure our and their IT systems, cybersecurity attacks and incidents have occurred in the past, and may continue to occur in the future. For additional information regarding the risks we face from cybersecurity and privacy incidents, refer to Item 1A. - "Risk Factors" - "Risks Related to Information Technology and Data Security." As of the date of this report, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Governance

Management is responsible for understanding and managing the risks that we face in our business, including those related to cybersecurity, and the Board of Directors is responsible for overseeing management's overall approach to risk management. On at least an annual basis, as part of our risk assessment process, the Board of Directors reviews the Company's major risks, including risks related to cybersecurity and global information systems, along with potential options for mitigating these risks. The Board of Directors is informed of these risks through regular reports from our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, Chief Legal and Sustainability Officer, and other key members of senior management. Although the Board of Directors as a whole is ultimately responsible for risk oversight, the Board of Directors uses its committees to assist in its risk oversight function. The Audit Committee of our Board of Directors has primary oversight of management's enterprise risk assessment and risk management policies and practices, business continuity planning and information systems infrastructure and cybersecurity risk. As a result, the Chair of the Audit Committee also provides periodic updates to the full Board of Directors on these matters as part of its committee reports.

The Audit Committee generally receives quarterly cybersecurity and information systems infrastructure reports from either our Chief Information Officer (CIO) or our head of Global Cybersecurity and Compliance (Head of Cybersecurity), who reports to our CIO and oversees a global team responsible for our cybersecurity infrastructure. These reports cover various cybersecurity and information technology matters, including material risks and threat trends, mitigation strategies, security incidents, the status of information technology and cybersecurity priorities and initiatives and other related matters of importance. The Audit Committee provides periodic updates on these topics to the full Board of Directors as necessary. In addition to the above, the Audit Committee, typically in the presence of the full Board of Directors, will review the results of the independent cyber-maturity evaluations described above, and from time to time participates in tabletop exercises or other cybersecurity training programs.

Our Head of Cybersecurity is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents through our key cybersecurity processes, discussed above, and, together with other lead members of the incident response teams, is responsible for informing senior leadership across the organization about any cybersecurity incidents that may occur. As a result, in addition to the regular updates referenced above, the Audit Committee and the full Board of Directors would also be promptly informed by the CFO/COO and Chief Legal and Sustainability Officer of cybersecurity incidents in accordance with our security incident response procedures, as well as provided ongoing updates from lead members of the incident response teams, including the Head of Cybersecurity, regarding any such incidents in accordance with our incident response plan. Our Head of Cybersecurity has 20 years of experience managing and leading information technology and cybersecurity teams.

Item 2. Properties

The following table sets forth the location, use and size of our significant distribution and corporate facilities as of March 28, 2026, all of which are leased with the exception of our distribution center in the Netherlands, Jimmy Choo product development facility in Italy and luxury footwear factories in Italy, which are owned. The leases expire at various times through Fiscal 2044, subject to renewal options.

Location	Use	Approximate Square Footage
Whittier, CA	Michael Kors United States Distribution Center	1,179,000
Venlo, Netherlands	Michael Kors and Jimmy Choo European Distribution Center	1,067,000
New York, NY	Michael Kors and Jimmy Choo United States Corporate Offices	199,000
Montreal, Quebec	Michael Kors and Jimmy Choo Canada Corporate Offices and Distribution Center	150,000
Arezzo, Italy	Sicla Luxury Shoe Factory	90,000
Florence, Italy	Jimmy Choo Product Development Facility	54,000
Pistoia, Italy	Capri Luxury Shoe Factory	41,000
Shanghai, China	Michael Kors and Jimmy Choo Regional Corporate Offices	35,000
East Rutherford, NJ	Michael Kors United States Corporate Offices	31,000
Milan, Italy	Michael Kors Regional Corporate Offices and Showroom	25,000
London, England	Jimmy Choo Corporate Offices	24,000
London, England	Capri Corporate Headquarters and Michael Kors Regional Corporate Offices	19,000
Manno, Switzerland	Michael Kors European Corporate Offices	18,000

As of March 28, 2026, we also occupied 884 leased retail stores worldwide (including concessions). We consider our properties to be in good condition and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

Item 3. Legal Proceedings

Ordinary Course Litigation

We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, results of operations and financial condition.

Litigation Related to Terminated Merger

On December 23, 2024 and January 28, 2025, two purported shareholders of Capri filed putative class action complaints in the United States District Court for the District of Delaware against Capri, Tapestry and certain of their officers (including John D. Idol, our Chairman and Chief Executive Officer, and Thomas J. Edwards, Jr., our former Chief Financial and Chief Operating Officer) alleging violations of the federal securities laws based on certain statements by defendants concerning the previously proposed Merger and the FTC's action to enjoin the Merger. The Court appointed the lead plaintiff on March 7, 2025, and on May 15, 2025, the lead plaintiff filed the Consolidated Securities Law Complaint. The Consolidated Securities Law Complaint sought to bring federal securities claims on behalf of a class of all persons who purchased Capri stock and sold Capri puts between August 10, 2023 and October 24, 2024. On March 31, 2026, the Court granted our motion to dismiss the Consolidated Securities Law Complaint without prejudice. On April 30, 2026, plaintiff's filed the First Amended Complaint. This litigation remains pending. Defending this litigation, even where claims are ultimately resolved in our favor, is costly and time-consuming and an adverse outcome in this matter could result in substantial monetary damages, which may not be fully covered by available insurance.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our ordinary shares trade on the NYSE under the symbol "CPRI". At March 28, 2026, there were 115,175,268 ordinary shares outstanding and the closing price of our ordinary shares was $17.27. Also as of that date, we had approximately 122 ordinary shareholders of record.

Share Performance Graph

The line graph below compares the cumulative total shareholder return on our ordinary shares with the Standard & Poor's ("S&P") 500 Stock Index and the S&P 500 Apparel, Accessories & Luxury Goods Index for the five-year period from March 27, 2021 through March 28, 2026, the last business day of our fiscal year. The graph below assumes an investment of $100 made at the close of trading on March 27, 2021, in our ordinary shares and each of the indices presented. All values assume reinvestment of the full amount of all dividends, if any, into additional shares of the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable time period.



Issuer Purchases of Equity Securities

On November 4, 2025, we announced the Board of Directors approved a three-year share repurchase program of up to $1.0 billion of our outstanding ordinary shares, which commenced during the fourth quarter of Fiscal 2026. Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under our insider trading policy and other relevant factors. The program may be suspended or discontinued at any time.

The following table provides information regarding our ordinary share repurchases during the three months ended March 28, 2026:

	Total Number of Shares	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs [2]	Remaining Dollar Value of Shares That May be Purchased Under the Programs (in millions)
December 28, 2025 – January 24, 2026 [1]	1,363	$ 24.39	—	$ 1,000
January 25, 2026 – February 21, 2026	—	$ —	—	$ 1,000
February 22, 2026 – March 28, 2026	3,993,203	$ 19.72	3,993,203	$ 921
	3,994,566		3,993,203	

[1] Shares relate to our "withhold to cover" repurchase program, which allows us to withhold ordinary shares from certain employees and directors to satisfy minimum tax withholding obligations relating to the vesting of their restricted share awards.

[2] Pursuant to the $1.0 billion share repurchase program announced on November 4, 2025 that expires on March 31, 2029.

Item 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our Business

Capri Holdings Limited is a global fashion luxury group consisting of iconic brands Michael Kors and Jimmy Choo. Our commitment to glamorous style and craftsmanship is at the heart of each of our luxury brands. We have built our reputation on designing exceptional, innovative products that cover the full spectrum of fashion luxury categories. Our strength lies in the unique DNA and heritage of each of our brands, the diversity and passion of our people and our dedication to the clients and communities we serve.

Our Michael Kors brand was launched in 1981 by Michael Kors, a world-renowned designer, whose vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a global distribution network that has presence in over 100 countries through Company-operated retail stores and e-commerce sites, leading department stores, specialty stores and select licensing partners. Michael Kors is a highly recognized fashion luxury brand in the Americas and Europe with strong brand awareness in other international markets. Michael Kors features distinctive designs, materials and craftsmanship with a Jet Set aesthetic that combines stylish elegance and a sporty attitude. Michael Kors offers three primary collections: the Michael Kors Collection line, the MICHAEL Michael Kors line and the Michael Kors Mens line. Michael Kors Collection establishes the aesthetic authority of the entire brand and is carried by select retail stores, our e-commerce sites, as well as in the finest luxury department stores in the world. MICHAEL Michael Kors has a strong focus on accessories, in addition to offering footwear and apparel. We have also been developing our men's business in recognition of the significant opportunity afforded by the Michael Kors brand's established fashion authority and the expanding men's market. Taken together, our Michael Kors collections target a broad customer base while retaining our premium luxury image.

Our Jimmy Choo brand offers a distinctive, glamorous and fashion-forward product range that since its inception in 1996 has been anchored by women's luxury footwear, complemented by accessories, including handbags, small leather goods, jewelry, scarves and belts, as well as men's luxury footwear and accessories. In addition, certain categories, including fragrance and eyewear, are produced under licensing agreements. Jimmy Choo's design team is led by Sandra Choi, who has been the Creative Director for the brand since its inception in 1996. Jimmy Choo products are unique, instinctively seductive and chic. The brand offers classic and timeless luxury products, alongside innovative collections that are intended to set and lead fashion trends. Jimmy Choo is represented through its global store network, its e-commerce sites, as well as through the most prestigious department and specialty stores worldwide.

On April 8, 2025, our Board of Directors made the decision to sell Versace to Prada, and a definitive agreement was entered into on April 10, 2025. Accordingly, we determined that the held for sale and discontinued operations criteria were met and we classified the results of operations and cash flows of our Versace business as discontinued operations in our consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for all periods presented. On December 2, 2025, we completed the sale of our Versace business. The related assets and liabilities associated with the discontinued operations are classified as held for sale in the consolidated balance sheet as of March 29, 2025. Unless otherwise noted, management's discussion and analysis of financial condition and results of operations only relates to our continuing operations. Refer to Note 4 - "Discontinued Operations" to the accompanying consolidated financial statements for additional information.

Termination of the Agreement and Plan of Merger with Tapestry

As previously disclosed, on August 10, 2023, Capri entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tapestry, a Maryland corporation, and Sunrise Merger Sub, Inc., a British Virgin Islands business company limited by shares and a direct wholly owned subsidiary of Tapestry. The Merger Agreement provided that, among other things and on the terms and subject to the conditions set forth therein, Tapestry would acquire Capri in an all-cash transaction by means of a merger of Merger Sub with and into Capri, with Capri surviving the Merger as a wholly owned subsidiary of Tapestry.

The Merger had been approved by the boards of directors of Capri and Tapestry and by the shareholders of Capri. Completion of the Merger was subject to, among other customary conditions, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company received regulatory approval from all countries except for the United States. In connection with Tapestry's proposed acquisition of Capri, on April 22, 2024, the U.S. FTC filed a lawsuit in the United States District Court for the Southern District of New York (the "District Court") against Tapestry and the Company seeking to block the Merger, claiming that the Merger would violate Section 7 of the Clayton Act and that the Merger Agreement and the Merger constituted unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act and should be enjoined. The preliminary injunction hearing concluded in September 2024, and on October 24, 2024, the District Court granted the FTC's motion for a preliminary injunction to enjoin the Merger pending the completion of the FTC's in-house administrative proceeding. On October 28, 2024, Tapestry and Capri jointly filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit (the "Second Circuit").

On November 13, 2024, the parties to the Merger Agreement entered into a termination agreement pursuant to which they agreed to terminate the Merger Agreement, effective immediately. In connection with the termination, consistent with the Merger Agreement, Tapestry agreed to reimburse the Company approximately $45 million in cash for certain expenses on November 14, 2024. The parties to the Merger Agreement also agreed to release each other and their related parties from any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees (including attorney's, financial advisor's or other fees) in connection with, arising out of or related to the Merger Agreement or the transactions contemplated therein or thereby. On November 15, 2024, Capri and Tapestry stipulated to the dismissal of the appeal to the Second Circuit. On December 4, 2024, the FTC's in-house administrative proceeding was dismissed without prejudice.

Certain Factors Affecting Financial Condition and Results of Operations

Macroeconomic conditions and inflationary pressures. Global economic conditions, including inflationary pressure, geopolitical instability due to war or other geopolitical factors (such as the conflicts in the Middle East) and broader macroeconomic uncertainty and the related impact on levels of consumer spending worldwide impacted our business in Fiscal 2026, and are likely to continue to impact our business and the luxury accessories, footwear and apparel industry overall for the foreseeable future. Given the discretionary nature of our products, fluctuations in consumer confidence and disposable income, as well as elevated inflation impacts our business performance.

Costs of manufacturing, tariffs and import regulations. Our results of operations were impacted by volatility in manufacturing and sourcing costs during Fiscal 2026, primarily driven by changes in raw material prices, labor costs and fuel and freight expenses (including increases in such costs due to the conflicts in the Middle East). In addition, because all of our products sold in the United States are manufactured outside the U.S., changes in trade policies, tariffs and import regulations affected product costs and operating income. In February 2026, the U.S. Supreme Court held that tariffs imposed under IEEPA were unlawful. In response to the U.S. Supreme Court's decision, the U.S. President issued an executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. The outlook on further trade policy actions is unclear, and these actions have led to significant volatility and uncertainty in global markets. Uncertainty regarding the scope, duration and administration of trade measures, including the timing and recoverability of tariff refunds or relief where applicable, also contributed to, and may continue to contribute to, variability in costs and cash flows. We continue to seek to mitigate the impact of trade measures through sourcing strategies, free trade agreements and other supply chain initiatives, where available, but the extent to which we will be able to offset through such mitigation efforts is difficult to predict.

Foreign currency fluctuation and foreign currency hedging instruments. Our consolidated results were impacted by movements in foreign currency exchange rates between our reporting currency, the United States dollar, and the functional currency of our non-United States subsidiaries, primarily the Euro, the British Pound, the Chinese Renminbi and the Japanese Yen, among others. Currency volatility impacted our Fiscal 2026 reported results and contributed, or are expected to contribute, to variability of results in prior and future periods. We also utilize derivative instruments, including cross-currency hedges, to manage foreign currency exposure associated with our net investments in foreign subsidiaries, which can help mitigate, but does not eliminate, the impact of foreign exchange fluctuations, and the effectiveness of our hedging strategies may vary based on market conditions and the timing and magnitude of currency movements.

Disruptions or delays in shipping and distribution and other supply chain constraints. Our results of operations have been impacted, and may continue to be impacted, by disruptions in global shipping, distribution and supply chain operations. During recent periods, port congestion and closures, capacity constraints across ocean, trucking and distribution networks, and disruptions to certain international shipping routes contributed to increased logistics and production costs, affected the timing of inventory receipts and created pressure on gross margin.

Segment Information

We operate in two reportable segments, which are as follows:

Michael Kors

We generate revenue through the sale of Michael Kors products through four primary Michael Kors retail formats: "Collection" stores, "Lifestyle" stores (including concessions), outlet stores and e-commerce sites, through which we sell our products, as well as licensed products bearing our name, directly to consumers throughout the Americas (United States, Canada and Latin America), certain parts of EMEA (Europe, Middle East and Africa) and certain parts of Asia (Asia and Oceania). We also sell Michael Kors products directly to department stores, primarily located across the Americas and EMEA, to specialty stores and travel retail shops in the Americas, Europe and Asia, and to our geographic licensees in certain parts of EMEA, Asia and Brazil. In addition, revenue is generated through product and geographic licensing arrangements, which allow third parties to use the Michael Kors brand name and trademarks in connection with the manufacturing and sale of products, including watches, jewelry, fragrances and eyewear, as well as through geographic licensing arrangements, which allow third parties to use the Michael Kors tradename in connection with the retail and/or wholesale sales of our Michael Kors branded products in specific geographic regions.

Jimmy Choo

We generate revenue through the sale of Jimmy Choo luxury goods through directly operated Jimmy Choo retail and outlet stores throughout the Americas, certain parts of EMEA and certain parts of Asia, and through our e-commerce sites. In addition, revenue is generated through wholesale sales of luxury goods to distribution partners (including geographic licensing arrangements that allow third parties to use the Jimmy Choo tradename in connection with retail and/or wholesale sales of Jimmy Choo branded products in specific geographic regions), department stores and specialty stores worldwide, as well as through product licensing agreements, which allow third parties to use the Jimmy Choo brand name and trademarks in connection with the manufacturing and sale of products, including fragrances and eyewear.

Unallocated Corporate Expenses

In addition to the reportable segments discussed above, we have certain corporate costs that are not directly attributable to our brands and, therefore, are not allocated to segments. Such costs primarily include certain administrative, corporate occupancy, shared service and information technology systems expenses, including enterprise resource planning system implementation costs and Capri transformation program costs. In addition, certain other costs are not allocated to segments, including Tapestry related transaction income (expense), impairment charges and restructuring and other expense. The segment structure is consistent with how our chief operating decision maker plans and allocates resources, manages the business and assesses performance.

The following table presents our total revenue and income (loss) from continuing operations by segment for Fiscal 2026, Fiscal 2025 and Fiscal 2024 (in millions):

		Fiscal Years Ended				
		March 28, 2026		March 29, 2025		March 30, 2024
Total revenue:						
Michael Kors	$	2,874	$	3,016	$	3,522
Jimmy Choo		600		605		618
Total revenue	$	3,474	$	3,621	$	4,140
Cost of goods sold:						
Michael Kors	$	1,120	$	1,170	$	1,333
Jimmy Choo		191		200		192
Total cost of goods sold	$	1,311	$	1,370	$	1,525
Selling, general and administrative expenses:						
Michael Kors	$	1,370	$	1,426	$	1,473
Jimmy Choo		403		393		394
Corporate		191		179		265
Total selling, general and administrative expenses	$	1,964	$	1,998	$	2,132
Depreciation and amortization:						
Michael Kors	$	72	$	79	$	82
Jimmy Choo		28		29		29
Corporate		21		24		21
Total depreciation and amortization	$	121	$	132	$	132
Income (loss) from continuing operations:						
Michael Kors	$	312	$	341	$	634
Jimmy Choo		(22)		(17)		3
		290		324		637
Less: Corporate expenses		(212)		(217)		(266)
Impairment of assets [1]		(40)		(142)		(292)
Tapestry related transaction income (expense)		—		14		(20)
Restructuring and other expense [2]		(15)		(5)		—
Income (loss) from continuing operations	$	23	$	(26)	$	59

[1] Impairment of assets during Fiscal 2026 includes $35 million and $5 million of impairment charges related to the Michael Kors and Jimmy Choo reportable segments, respectively. Impairment of assets during Fiscal 2025 includes $92 million and $50 million of impairment charges related to the Jimmy Choo and Michael Kors reportable segments, respectively. Impairment of assets during Fiscal 2024 includes $267 million and $25 million of impairment charges related to the Jimmy Choo and Michael Kors reportable segments, respectively.

[2] Refer to Note 12 - "Restructuring and Other Charges" to the accompanying consolidated financial statements for details on our restructuring program.

The following table presents our global network of retail stores by brand:

	As of		
	March 28, 2026	March 29, 2025	March 30, 2024
Number of full price retail stores (including concessions):			
Michael Kors	342	399	461
Jimmy Choo	155	163	177
	497	562	638
Number of outlet stores:			
Michael Kors	331	312	308
Jimmy Choo	56	56	57
	387	368	365
Total number of retail stores	884	930	1,003

The following table presents our retail stores by geographic location:

	As of March 28, 2026		As of March 29, 2025		As of March 30, 2024	
	Michael Kors	Jimmy Choo	Michael Kors	Jimmy Choo	Michael Kors	Jimmy Choo
Store count by region:						
The Americas	257	41	275	41	293	43
EMEA	138	64	143	64	156	68
Asia	278	106	293	114	320	123
	673	211	711	219	769	234

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in millions):

	Fiscal Years Ended		
	March 28, 2026	March 29, 2025	March 30, 2024
Total revenue	$ 3,474	$ 3,621	$ 4,140
Gross profit as a percent of total revenue	62.3 %	62.2 %	63.2 %
Income (loss) from continuing operations	$ 23	$ (26)	$ 59
Income (loss) from continuing operations as a percent of total revenue	0.7 %	(0.7)%	1.4 %

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our results of operations and financial condition and that require our most difficult, subjective and complex judgments to make estimates about the effect of matters that are inherently uncertain. In applying such policies, we must use certain assumptions that are based on our informed judgments, assessments of probability and best estimates. Estimates, by their nature, are subjective and are based on analysis of available information, including current and historical factors and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis. While our significant accounting policies are detailed in Note 3 - "Summary of Significant Accounting Policies" to the accompanying consolidated financial statements, our critical accounting policies and estimates are discussed below and include revenue recognition, inventories, long-lived assets, goodwill and other indefinite-lived intangible assets and income taxes.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for goods or services. We recognize retail store revenue when control of the product is transferred at the point of sale at our owned stores, including concessions. Revenue from sales through our e-commerce sites is recognized at the time of delivery to the customer, reduced by an estimate of returns. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, after merchandise is shipped and control of the underlying product is transferred to our wholesale customers. To arrive at net sales for retail, gross sales are reduced by actual customer returns, as well as by a provision for estimated future customer returns, which is based on management's review of historical and current customer returns. The amounts reserved for retail sales returns were $14 million, $16 million and $15 million at March 28, 2026, March 29, 2025 and March 30, 2024, respectively. Net sales for wholesale equals gross sales, reduced by provisions for estimated future returns based on current expectations, as well as trade discounts, markdowns, allowances, operational chargebacks and certain cooperative selling expenses. Total sales reserves for wholesale were $49 million, $43 million and $44 million at March 28, 2026, March 29, 2025 and March 30, 2024, respectively. These estimates are based on such factors as historical trends, actual and forecasted performance and market conditions, which are reviewed by management on a quarterly basis. Our historical estimates of these costs were not materially different from actual results.

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing our tradenames at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geographic licensing agreements is recognized as it is earned under the licensing agreements based on reported sales of licensees applicable to specified periods, as outlined in the agreements. These agreements allow for the use of our tradenames to sell our branded products in specific geographic regions.

Inventories

Our inventory costs include amounts paid to independent manufacturers, plus duties, tariffs and freight to bring the goods to the Company's warehouses, as well as shipments to stores. The combined total of raw materials and work in process recorded on our consolidated balance sheets as of March 28, 2026 and March 29, 2025 was $20 million and $17 million, respectively. We continuously evaluate the composition of our inventory and make adjustments when the cost of inventory is not expected to be fully recoverable. The net realizable value of our inventory is estimated based on historical experience, current and forecasted demand and market conditions. In addition, reserves for inventory losses are estimated based on historical experience and inventory counts. Our inventory reserves are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. Our historical estimates of these adjustments have not differed materially from actual results.

Long-lived Assets

We evaluate all long-lived assets, including operating lease right-of-use assets, property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. For the purposes of impairment testing, we group long-lived assets at the lowest level of identifiable cash flow. Our leasehold improvements are typically amortized over the life of the store lease, including reasonably assured renewals and our shop-in-shops are amortized over a useful life of three to five years. Our impairment testing is based on our best estimate of the future operating cash flows. If the sum of our estimated undiscounted future cash flows associated with the asset is less than the asset's carrying value, we would recognize an impairment charge, which is measured as the amount by which the carrying value exceeds the fair value of the asset. The fair values determined by management require significant judgment and include certain assumptions regarding future sales and expense growth rates, discount rates and estimates of real estate market fair values. As such, these estimates may differ from actual results and are affected by future market and economic conditions.

During Fiscal 2026, Fiscal 2025 and Fiscal 2024, we recorded impairment charges of $40 million, $61 million and $32 million, respectively, which were primarily related to operating lease right-of-use assets and fixed assets of our retail store locations. Refer to Note 9 - "Property and Equipment, Net" and Note 15 - "Fair Value Measurements" to the accompanying consolidated financial statements for additional information.

Goodwill and Other Indefinite-lived Intangible Assets

We record intangible assets based on their fair value on the date of acquisition. Goodwill is recorded as the difference between the fair value of the purchase consideration and the fair value of the net identifiable tangible and intangible assets acquired. The brand intangible assets recorded in connection with the acquisition of Jimmy Choo were determined to be indefinite-lived intangible assets, which are not subject to amortization. We perform an impairment assessment of goodwill, as well as the Jimmy Choo brand intangible assets on an annual basis, or whenever impairment indicators exist. In the absence of any impairment indicators, goodwill and the Jimmy Choo brand is assessed for impairment during the fourth quarter of each fiscal year. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business.

We may assess our goodwill and our brand indefinite-lived intangible assets for impairment initially using a qualitative approach to determine whether it is more likely than not that the fair value of these assets is greater than their carrying value. When performing a qualitative test, we assess various factors including industry and market conditions, macroeconomic conditions and performance of our businesses. If the results of the qualitative assessment indicate that it is more likely than not that our goodwill and other indefinite-lived intangible assets are impaired, a quantitative impairment analysis is performed to determine if impairment is required. We may also elect to perform a quantitative analysis of goodwill and our indefinite-lived intangible assets initially rather than using a qualitative approach.

The impairment testing for goodwill is performed at the reporting unit level. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage independent third-party valuation specialists for assistance. To determine the fair value of a reporting unit, we use a combination of the income and market approaches, when applicable. We believe the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation. If the fair value of a reporting unit exceeds the related carrying value, the reporting unit's goodwill is considered not to be impaired and no further testing is performed. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recorded for the difference. These valuations are affected by certain estimates, including future revenue growth rates, future operating expense growth rates, gross margins, discount rates and market multiples. Future events could cause us to conclude that impairment indicators exist and goodwill may be impaired.

When performing a quantitative impairment assessment of our brand intangible assets, the fair value of the Jimmy Choo brand is estimated using a discounted cash flow analysis based on the "relief from royalty" method, assuming that a third-party would be willing to pay a royalty in lieu of ownership for this intangible asset. This approach is dependent on many factors, including estimates of future revenue growth rates, royalty rates and discount rates. Actual future results may differ from these estimates. An impairment loss is recognized when the estimated fair value of the brand intangible assets is less than its carrying amount.

During the fourth quarter of Fiscal 2026, we performed our annual goodwill and indefinite-lived intangible asset impairment analysis. Based on a qualitative impairment assessment of the Michael Kors reporting units, we concluded that it is not more likely than not that the fair value of the Michael Kors reporting units was less than their carrying values and, therefore, was not impaired. We elected to perform quantitative impairment analyses for the Jimmy Choo reporting units using a combination of income and market approaches to estimate the fair values of the reporting units. We also elected to perform a quantitative impairment analysis for the Jimmy Choo brand intangible assets.

Based on the results of these assessments, we determined there was no impairment for the Jimmy Choo Wholesale and Licensing reporting unit's goodwill as the fair value was higher than the related carrying value. The Jimmy Choo Retail reporting unit's goodwill balance was fully impaired during Fiscal 2024. Further, we concluded there was no impairment for the

Jimmy Choo Wholesale reporting unit's brand intangible asset as the fair value was higher than the related carrying value. There was also no impairment for the Jimmy Choo Retail brand intangible asset as the fair value exceeded its carrying value by approximately 6% which has a remaining net carrying value of $155 million.

In Fiscal 2025, we recorded goodwill impairment charges of $66 million related to the Jimmy Choo Wholesale reporting unit and $15 million related to the Jimmy Choo Retail and Wholesale brand intangible assets. In Fiscal 2024, we recorded goodwill impairment charges of $192 million related to the Jimmy Choo Retail and Wholesale reporting units and $70 million related to the Jimmy Choo Retail and Wholesale brand intangible assets. The impairment charges were recorded within impairment of assets on our consolidated statements of operations and comprehensive (loss) income for the fiscal years ended March 29, 2025 and March 30, 2024, respectively. Refer to Note 10 - "Intangible Assets and Goodwill" to the accompanying financial statements for information relating to the annual impairment analysis performed during Fiscal 2026, Fiscal 2025 and Fiscal 2024.

It is possible that our conclusions regarding impairment or recoverability of goodwill or other indefinite intangible assets could change in future periods if, for example, (i) our businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions, (iii) business conditions or strategies change from our current assumptions, (iv) discount rates change, (v) market multiples change or (vi) the identification of our reporting units change, among other factors. Such changes could result in a future impairment charge of goodwill or other indefinite-lived intangible assets.

Income Taxes

Deferred income tax assets and liabilities reflect temporary differences between the tax basis and financial reporting basis of our assets and liabilities and are determined using the tax rates and laws in effect for the periods in which the differences are expected to reverse. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or our own estimates and judgments.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of our deferred tax assets and record valuation allowances as deemed necessary to reduce deferred tax assets to amounts that more-likely-than-not will be realized. This determination involves considerable judgment and management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings within each tax jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

We recognize the impact of an uncertain income tax position taken on our income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. The effect of an uncertain income tax position will not be taken into account if the position has less than a 50% likelihood of being sustained. Our tax positions are analyzed at least quarterly and adjustments are made as events occur that warrant adjustments to those positions. We record interest and penalties payable to relevant tax authorities as income tax expense.

Results of Operations

A discussion regarding our results of operations for Fiscal 2026 compared to Fiscal 2025 is presented below. Since we have classified our results of operations of the Versace business as discontinued operations for all periods presented, we are also providing comparisons between Fiscal 2025 and Fiscal 2024. Refer to Note 4 - "Discontinued Operations" to the accompanying consolidated financial statements for additional information.

Comparison of Fiscal 2026 with Fiscal 2025

The following table details the results of our operations for Fiscal 2026 and Fiscal 2025 and expresses the relationship of certain line items to total revenue as a percentage (dollars in millions):

| | Fiscal Years Ended | | | | % of Total Revenue for Fiscal Year Ended | |
	March 28, 2026	March 29, 2025	$ Change	% Change	March 28, 2026	March 29, 2025
Statements of Operations Data:						
Total revenue	$ 3,474	$ 3,621	$ (147)	(4.1)%		
Cost of goods sold	1,311	1,370	(59)	(4.3)%	37.7 %	37.8 %
Gross profit	2,163	2,251	(88)	(3.9)%	62.3 %	62.2 %
Selling, general and administrative expenses	1,964	1,998	(34)	(1.7)%	56.5 %	55.2 %
Depreciation and amortization	121	132	(11)	(8.3)%	3.5 %	3.6 %
Impairment of assets	40	142	(102)	(71.8)%	1.2 %	3.9 %
Restructuring and other expense	15	5	10	NM	0.4 %	0.1 %
Total operating expenses	2,140	2,277	(137)	(6.0)%	61.6 %	62.9 %
Income (loss) from continuing operations	23	(26)	49	NM	0.7 %	(0.7)%
Other (income) expense, net	(5)	8	(13)	NM	(0.1)%	0.2 %
Interest income, net	(77)	(37)	(40)	NM	(2.2)%	(1.0)%
Foreign currency (gain) loss	(2)	5	(7)	NM	(0.1)%	0.1 %
Income (loss) from continuing operations before income taxes	107	(2)	109	NM	3.1 %	(0.1)%
Provision for income taxes	27	524	(497)	(94.8)%	0.8 %	14.5 %
Net income (loss) from continuing operations	80	(526)	606	NM		
Net income (loss) from discontinued operations, net of tax	58	(653)	711	NM		
Net income (loss)	138	(1,179)	1,317	NM		
Less: Net income attributable to noncontrolling interest from continuing operations	1	3	(2)	(66.7)%		
Net income (loss) attributable to Capri	$ 137	$ (1,182)	$ 1,319	NM		

NM Not meaningful

Total Revenue

| (dollars in millions) | Fiscal Years Ended | | | % Change | |
	March 28, 2026	March 29, 2025	$ Change	As Reported	Constant Currency
Michael Kors	$ 2,874	$ 3,016	$ (142)	(4.7)%	(6.5)%
Jimmy Choo	600	605	(5)	(0.8)%	(4.3)%
Total revenue	$ 3,474	$ 3,621	$ (147)	(4.1)%	(6.2)%

Total revenue decreased $147 million, or 4.1%, to $3.474 billion for Fiscal 2026, compared to $3.621 billion for Fiscal 2025, which included net favorable foreign currency effects of $76 million primarily as a result of the weakening of the United

States dollar compared to the Euro and British Pound. On a constant currency basis, our total revenue decreased $223 million, or 6.2%.

- *Michael Kors* revenues decreased $142 million, or 4.7%, to $2.874 billion during Fiscal 2026, compared to $3.016 billion for Fiscal 2025, which included favorable foreign currency effects of $55 million. On a constant currency basis, revenue decreased $197 million, or 6.5%, primarily driven by our quality of sale initiatives, as we reduced promotional activity and reduced discounted third party sales and off-price shipments.

- *Jimmy Choo* revenues decreased $5 million, or 0.8%, to $600 million during Fiscal 2026, compared to $605 million for Fiscal 2025, which included favorable foreign currency effects of $21 million. On a constant currency basis, revenue decreased $26 million, or 4.3%, primarily attributable to a continued slowdown in demand for certain categories of fashion luxury goods.

Refer to Note 5 - "Revenue Recognition" to the accompanying consolidated financial statements for additional information.

Gross Profit

| | Fiscal Years Ended | | | |
	March 28, 2026	March 29, 2025	$ Change	% Change
(dollars in millions)				
Gross profit:				
Michael Kors	$ 1,754	$ 1,846	$ (92)	(5.0)%
Jimmy Choo	409	405	4	1.0 %
Total gross profit	$ 2,163	$ 2,251	$ (88)	(3.9)%
Gross profit margin:				
Michael Kors	61.0 %	61.2 %		
Jimmy Choo	68.2 %	66.9 %		
Capri	62.3 %	62.2 %		

Gross profit decreased $88 million, or 3.9%, to $2.163 billion during Fiscal 2026, compared to $2.251 billion for Fiscal 2025, which included net favorable foreign currency effects of $49 million. Gross profit as a percentage of total revenue was 62.3% during Fiscal 2026, compared to 62.2% during Fiscal 2025.

- *Michael Kors* gross profit decreased $92 million, or 5.0%, to $1.754 billion during Fiscal 2026, compared to $1.846 billion for Fiscal 2025. Gross profit as a percentage of total revenue decreased 20 basis points to 61.0% during Fiscal 2026, compared to 61.2% during Fiscal 2025. The 20 basis point decrease in gross profit margin was primarily attributable to unfavorable channel mix.

- *Jimmy Choo* gross profit increased $4 million, or 1.0%, to $409 million during Fiscal 2026, compared to $405 million for Fiscal 2025. Gross profit as a percentage of total revenue increased 130 basis points to 68.2% during Fiscal 2026, compared to 66.9% during Fiscal 2025. The 130 basis point increase in gross profit margin was primarily attributable to lower third party sales from our Italian shoe manufacturer, which typically carries lower manufacturer margins, and higher full price sell-throughs.

Total Operating Expenses

Total operating expenses decreased $137 million, or 6.0%, to $2.140 billion during Fiscal 2026, compared to $2.277 billion for Fiscal 2025. Our operating expenses included a net unfavorable foreign currency impact of approximately $40 million. Total operating expenses as a percentage of total revenue decreased to 61.6% in Fiscal 2026, compared to 62.9% in Fiscal 2025. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

| (dollars in millions) | Fiscal Years Ended | | | |
	March 28, 2026	March 29, 2025	$ Change	% Change
Selling, general and administrative expenses:				
Michael Kors	$ 1,370	$ 1,426	$ (56)	(3.9)%
Jimmy Choo	403	393	10	2.5 %
Corporate	191	179	12	6.7 %
Total selling, general and administrative expenses	$ 1,964	$ 1,998	$ (34)	(1.7)%

Selling, general and administrative expenses decreased $34 million, or 1.7%, to $1.964 billion during Fiscal 2026, compared to $1.998 billion for Fiscal 2025. As a percentage of total revenue, selling, general and administrative expenses increased to 56.5% during Fiscal 2026, compared to 55.2% for Fiscal 2025.

- *Michael Kors* selling, general and administrative expenses decreased $56 million, or 3.9%, to $1.370 billion during Fiscal 2026, compared to $1.426 billion for Fiscal 2025. The decrease was primarily due to cost savings and store optimization initiatives which resulted in lower retail store related costs and personnel expenses compared to the prior year.

- *Jimmy Choo* selling, general and administrative expenses increased $10 million, or 2.5%, to $403 million during Fiscal 2026, compared to $393 million for Fiscal 2025. The increase was primarily due to unfavorable foreign currency effects of $16 million and increased personnel expenses of approximately $6 million partially offset by cost savings initiatives which includes lower retail store related costs compared to the prior year.

Unallocated corporate expenses, which are included within selling, general and administrative expenses discussed above, but are not directly attributable to a reportable segment, increased $12 million, or 6.7%, to $191 million for Fiscal 2026, compared to $179 million for Fiscal 2025. During Fiscal 2025, we were reimbursed approximately $45 million for certain expenses pursuant to the termination of the Merger Agreement with Tapestry. Excluding the impact of this reimbursement, unallocated corporate expenses decreased $33 million primarily due to a decrease in professional fees related to certain Capri transformation projects which are now complete.

Impairment of Assets

During Fiscal 2026, we recognized asset impairment charges of $40 million, primarily related to the impairment of operating lease right-of-use assets at certain Michael Kors and Jimmy Choo store locations. During Fiscal 2025, we recognized asset impairment charges of approximately $142 million, primarily related to the impairment of the Jimmy Choo Wholesale reporting units' goodwill and Jimmy Choo brand intangible assets as well as operating lease right-of-use assets at certain Michael Kors and Jimmy Choo store locations. Refer to Note 15 - "Fair Value Measurements" to the accompanying consolidated financial statements for additional information.

Restructuring and Other Expense

During Fiscal 2026, we recognized restructuring and other expense of $15 million, primarily related to lease terminations and severance costs. During Fiscal 2025, we recognized restructuring and other expense of $5 million primarily related to severance and store closure costs, partially offset by gains on lease terminations. Refer to Note 12 - "Restructuring and Other Charges" to the accompanying consolidated financial statements for additional information.

Income (Loss) from Continuing Operations

(dollars in millions)	Fiscal Years Ended			
	March 28, 2026	March 29, 2025	$ Change	% Change
Income (loss) from continuing operations:				
Michael Kors	$ 312	$ 341	$ (29)	(8.5)%
Jimmy Choo	(22)	(17)	(5)	(29.4)%
	290	324	(34)	(10.5)%
Unallocated corporate and other expenses, net [(1)]	(267)	(350)	83	(23.7)%
Income (loss) from continuing operations	$ 23	$ (26)	$ 49	NM
Operating margin:				
Michael Kors	10.9 %	11.3 %		
Jimmy Choo	(3.7)%	(2.8)%		
Capri	0.7 %	(0.7)%		

[(1)] Certain corporate costs are not directly attributable to our brands and, therefore, are not allocated to segments. Refer to Note 21 - "Segment Information" to the accompanying consolidated financial statements for additional information.

Income from continuing operations was $23 million during Fiscal 2026, compared to a loss of $26 million for Fiscal 2025. Income from continuing operations as a percentage of total revenue was 0.7% in Fiscal 2026, compared to a loss of 0.7% in Fiscal 2025.

- *Michael Kors* recorded income from operations of $312 million for Fiscal 2026, compared to $341 million for Fiscal 2025. Operating margin decreased from 11.3% for Fiscal 2025, to 10.9% for Fiscal 2026, primarily due to deleveraging of operating expenses on lower revenues compared to the prior year.

- *Jimmy Choo* recorded a loss from operations of $22 million for Fiscal 2026, compared to a loss of $17 million for Fiscal 2025. Operating margin decreased from an operating loss of 2.8% for Fiscal 2025, to an operating loss of 3.7% for Fiscal 2026, primarily due to increased selling, general and administrative expenses compared to the prior year, partially offset by an increase in gross profit margin.

Other (Income) Expense, net

We recognized $5 million of other income during Fiscal 2026 compared to $8 million of other expense during Fiscal 2025. The $5 million of other income recognized during Fiscal 2026 primarily related to certain transition services provided to Versace pursuant to the Transition Services Agreement. Refer to Note 4 - "Discontinued Operations" to the accompanying consolidated financial statements for additional information. The $8 million of other expense recognized during Fiscal 2025 related to non-income taxes associated with certain legal entity restructuring activities.

Interest Income, net

We recognized $77 million of interest income, net, during Fiscal 2026 compared to $37 million of interest income, net, during Fiscal 2025. The $40 million increase in interest income, net, is primarily due to lower average borrowings outstanding and higher interest income from our net investment hedges. Refer to Note 13 - "Debt Obligations" and Note 16 - "Derivative Financial Instruments" to the accompanying consolidated financial statements for additional information.

Foreign Currency (Gain) Loss

During Fiscal 2026, we recognized a net foreign currency gain of $2 million primarily attributable to the remeasurement of intercompany balances with certain of our subsidiaries. During Fiscal 2025, we recognized a net foreign currency loss of $5 million primarily attributable to the remeasurement of intercompany loans with certain of our subsidiaries.

Provision for Income Taxes

During Fiscal 2026, we recognized $27 million of an income tax provision compared to a provision of $524 million for Fiscal 2025. Our effective tax rate for Fiscal 2026 compared to our effective tax rate in Fiscal 2025 is not a meaningful metric due to the full valuation allowance recorded against our net deferred tax asset in the prior year. Refer to Note 19 - "Income Taxes" to the accompanying consolidated financial statements for additional information.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act of 2025 ("OBBBA") which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Based upon our analysis, the OBBBA did not have a material impact on our consolidated financial statements.

Our effective tax rate may fluctuate from time to time due to the effects of valuation allowance on deferred tax assets, changes in United States federal, state and local taxes and tax rates in foreign jurisdictions. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income (Loss) from Continuing Operations

As a result of the above, during Fiscal 2026 our net income was $80 million, compared to a net loss of $526 million for Fiscal 2025.

Comparison of Fiscal 2025 with Fiscal 2024

The following table details the results of our operations for Fiscal 2025 and Fiscal 2024 and expresses the relationship of certain line items to total revenue as a percentage (dollars in millions):

| | Fiscal Years Ended | | | | % of Total Revenue for Fiscal Year Ended | |
	March 29, 2025	March 30, 2024	$ Change	% Change	March 29, 2025	March 30, 2024
Statements of Operations Data:						
Total revenue	$ 3,621	$ 4,140	$ (519)	(12.5)%		
Cost of goods sold	1,370	1,525	(155)	(10.2)%	37.8 %	36.8 %
Gross profit	2,251	2,615	(364)	(13.9)%	62.2 %	63.2 %
Selling, general and administrative expenses	1,998	2,132	(134)	(6.3)%	55.2 %	51.5 %
Depreciation and amortization	132	132	—	— %	3.6 %	3.2 %
Impairment of assets	142	292	(150)	(51.4)%	3.9 %	7.1 %
Restructuring and other expense	5	—	5	NM	0.1 %	— %
Total operating expenses	2,277	2,556	(279)	(10.9)%	62.9 %	61.7 %
(Loss) income from continuing operations	(26)	59	(85)	NM	(0.7)%	1.4 %
Other expense (income), net	8	(5)	13	NM	0.2 %	(0.1)%
Interest (income) expense, net	(37)	6	(43)	NM	(1.0)%	0.1 %
Foreign currency loss	5	37	(32)	(86.5)%	0.1 %	0.9 %
(Loss) income from continuing operations before income taxes	(2)	21	(23)	NM	(0.1)%	0.5 %
Provision for income taxes	524	8	516	NM	14.5 %	0.2 %
Net (loss) income from continuing operations	(526)	13	(539)	NM		
Net loss from discontinued operations, net of tax	(653)	(242)	(411)	NM		
Net loss	(1,179)	(229)	(950)	NM		
Less: Net income attributable to noncontrolling interests from continuing operations	3	—	3	NM		
Net loss attributable to Capri	$ (1,182)	$ (229)	$ (953)	NM		

NM Not meaningful

Total Revenue

| | Fiscal Years Ended | | | % Change | |
(dollars in millions)	March 29, 2025	March 30, 2024	$ Change	As Reported	Constant Currency
Michael Kors	$ 3,016	$ 3,522	$ (506)	(14.4)%	(13.8)%
Jimmy Choo	605	618	(13)	(2.1)%	(1.5)%
Total revenue	$ 3,621	$ 4,140	$ (519)	(12.5)%	(11.9)%

Total revenue decreased $519 million, or 12.5%, to $3.621 billion for Fiscal 2025, compared to $4.140 billion for Fiscal 2024, which included net unfavorable foreign currency effects of $25 million as a result of the strengthening of the United States dollar compared to all major currencies in which we operate. On a constant currency basis, our total revenue decreased $494 million, or 11.9%.

- *Michael Kors* revenues decreased $506 million, or 14.4%, to $3.016 billion during Fiscal 2025, compared to $3.522 billion for Fiscal 2024, which included unfavorable foreign currency effects of $21 million. On a constant currency basis, revenue decreased $485 million, or 13.8%, primarily due to softening demand globally for fashion luxury goods, as well as the result of certain strategic initiatives previously put in place at Michael Kors that did not perform as expected.

- *Jimmy Choo* revenues decreased $13 million, or 2.1%, to $605 million during Fiscal 2025, compared to $618 million for Fiscal 2024, which included unfavorable foreign currency effects of $4 million. On a constant currency basis, revenue decreased $9 million, or 1.5%, primarily attributable to softening demand globally for fashion luxury goods partially offset by higher revenues in EMEA.

Refer to Note 5 - "Revenue Recognition" to the accompanying consolidated financial statements for additional information.

Gross Profit

(dollars in millions)	Fiscal Years Ended March 29, 2025	Fiscal Years Ended March 30, 2024	$ Change	% Change
Gross profit:				
Michael Kors	$ 1,846	$ 2,189	$ (343)	(15.7)%
Jimmy Choo	405	426	(21)	(4.9)%
Total gross profit	$ 2,251	$ 2,615	$ (364)	(13.9)%
Gross profit margin:				
Michael Kors	61.2 %	62.2 %		
Jimmy Choo	66.9 %	68.9 %		
Capri	62.2 %	63.2 %		

Gross profit decreased $364 million, or 13.9%, to $2.251 billion during Fiscal 2025, compared to $2.615 billion for Fiscal 2024, which included net unfavorable foreign currency effects of $11 million. Gross profit as a percentage of total revenue was 62.2% during Fiscal 2025, compared to 63.2% during Fiscal 2024.

- *Michael Kors* gross profit decreased $343 million, or 15.7%, to $1.846 billion during Fiscal 2025, compared to $2.189 billion for Fiscal 2024. Gross profit as a percentage of total revenue decreased 100 basis points to 61.2% during Fiscal 2025, compared to 62.2% during Fiscal 2024. The 100 basis point decrease in gross profit margin was primarily attributable to lower full price sell-throughs and unfavorable geographic revenue mix partially offset by favorable channel mix of approximately 50 basis points.

- *Jimmy Choo* gross profit decreased $21 million, or 4.9%, to $405 million during Fiscal 2025, compared to $426 million for Fiscal 2024. Gross profit as a percentage of total revenue decreased 200 basis points to 66.9% during Fiscal 2025, compared to 68.9% during Fiscal 2024. The 200 basis point decrease in gross profit margin was primarily attributable to the unfavorable impact of our Italian shoe manufacturer on gross margin due to third party sales which typically carry lower manufacturer margins and lower full price sell-throughs compared to Fiscal 2024.

Total Operating Expenses

Total operating expenses decreased $279 million, or 10.9%, to $2.277 billion during Fiscal 2025, compared to $2.556 billion for Fiscal 2024. Our operating expenses included a net favorable foreign currency impact of approximately $11 million. Total operating expenses as a percentage of total revenue increased to 62.9% in Fiscal 2025, compared to 61.7% in Fiscal 2024. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

| (dollars in millions) | Fiscal Years Ended | | | |
	March 29, 2025	March 30, 2024	$ Change	% Change
Selling, general and administrative expenses:				
Michael Kors	$ 1,426	$ 1,473	$ (47)	(3.2)%
Jimmy Choo	393	394	(1)	(0.3)%
Corporate	179	265	(86)	(32.5)%
Total selling, general and administrative expenses	$ 1,998	$ 2,132	$ (134)	(6.3)%

Selling, general and administrative expenses decreased $134 million, or 6.3%, to $1.998 billion during Fiscal 2025, compared to $2.132 billion for Fiscal 2024. As a percentage of total revenue, selling, general and administrative expenses increased to 55.2% during Fiscal 2025, compared to 51.5% for Fiscal 2024.

- *Michael Kors* selling, general and administrative expenses decreased $47 million, or 3.2%, to $1.426 billion during Fiscal 2025, compared to $1.473 billion for Fiscal 2024. The decrease was primarily due to lower personnel expenses from cost savings initiatives and retail store related costs.

- *Jimmy Choo* selling, general and administrative expenses decreased $1 million, or 0.3%, to $393 million during Fiscal 2025, compared to $394 million for Fiscal 2024. The decrease was primarily due to lower marketing expenses partially offset by increased retail store costs compared to Fiscal 2024.

Unallocated corporate expenses, which are included within selling, general and administrative expenses discussed above, but are not directly attributable to a reportable segment, decreased $86 million, or 32.5%, to $179 million for Fiscal 2025, compared to $265 million for Fiscal 2024, primarily due to the reimbursement for certain expenses pursuant to the termination of the Merger Agreement with Tapestry during Fiscal 2025 and a decrease in professional fees and information technology costs related to certain Capri transformation projects.

Impairment of Assets

During Fiscal 2025, we recognized asset impairment charges of $142 million, primarily related to the impairment of the Jimmy Choo Wholesale reporting units' goodwill and Jimmy Choo brand intangible assets as well as operating lease right-of-use assets at certain Michael Kors and Jimmy Choo store locations. During Fiscal 2024, we recognized asset impairment charges of approximately $292 million, primarily related to the impairment of the Jimmy Choo Retail and Wholesale reporting units' goodwill and Jimmy Choo brand intangible assets as well as the impairment of operating lease right-of-use assets at certain Michael Kors and Jimmy Choo store locations. Refer to Note 15 - "Fair Value Measurements" to the accompanying consolidated financial statements for additional information.

Restructuring and Other Expense

During Fiscal 2025, we recognized restructuring and other expense of $5 million, primarily related to severance and store closure costs, partially offset by gains on lease terminations. During Fiscal 2024, net restructuring expenses were immaterial.

Refer to Note 12 - "Restructuring and Other Charges" to the accompanying consolidated financial statements for additional information.

(Loss) Income from Continuing Operations

(dollars in millions)	Fiscal Years Ended			
	March 29, 2025	March 30, 2024	$ Change	% Change
(Loss) income from continuing operations:				
Michael Kors	$ 341	$ 634	$ (293)	(46.2)%
Jimmy Choo	(17)	3	(20)	NM
	324	637	(313)	(49.1)%
Unallocated corporate and other expenses, net [(1)]	(350)	(578)	228	(39.4)%
(Loss) income from continuing operations	$ (26)	$ 59	$ (85)	NM
Operating margin:				
Michael Kors	11.3 %	18.0 %		
Jimmy Choo	(2.8)%	0.5 %		
Capri	(0.7)%	1.4 %		

[(1)] Certain corporate costs are not directly attributable to our brands and, therefore, are not allocated to segments. Refer to Note 21 - "Segment Information" to the accompanying consolidated financial statements for additional information.

Loss from continuing operations was $26 million during Fiscal 2025, compared to income of $59 million for Fiscal 2024. Loss from continuing operations as a percentage of total revenue was 0.7% in Fiscal 2025, compared to income of 1.4% in Fiscal 2024.

- *Michael Kors* recorded income from operations of $341 million for Fiscal 2025, compared to $634 million for Fiscal 2024. Operating margin decreased from 18.0% for Fiscal 2024, to 11.3% for Fiscal 2025, due to lower full price sell-throughs as well as the deleveraging of operating expenses on lower revenues compared to Fiscal 2024.

- *Jimmy Choo* recorded a loss from operations of $17 million for Fiscal 2025, compared to income of $3 million for Fiscal 2024. Operating margin decreased from 0.5% for Fiscal 2024, to an operating loss of 2.8% for Fiscal 2025, primarily due to the unfavorable impact of our Italian shoe manufacturer on gross margin due to third party sales which typically carry lower manufacturer margins and increased retail store costs compared to Fiscal 2024 as noted above.

Other Expense (Income), net

We recognized $8 million of other expense during Fiscal 2025 compared to $5 million of other income during Fiscal 2024. The $8 million of other expense recognized during Fiscal 2025 related to non-income taxes associated with certain legal entity restructuring activities.

Interest (Income) Expense, net

We recognized $37 million of interest income during Fiscal 2025 compared to $6 million of interest expense during Fiscal 2024. The $43 million improvement in interest (income) expense, net, is primarily due to higher interest income earned from our net investment hedges and lower average borrowings and effective interest rates on our outstanding debt. Refer to Note 13 - "Debt Obligations" and Note 16 - "Derivative Financial Instruments" to the accompanying consolidated financial statements for additional information.

Foreign Currency Loss

During Fiscal 2025, we recognized a net foreign currency loss of $5 million primarily attributable to the remeasurement of intercompany loans with certain of our subsidiaries. During Fiscal 2024, we recognized a net foreign currency loss of $37 million primarily attributable to the remeasurement of an intercompany loan associated with restructuring activities to rationalize certain legal entities within our structure and a loss related to the termination of a GBP fair value hedge.

Provision for Income Taxes

During Fiscal 2025, we recognized $524 million of an income tax provision on a pre-tax loss of $2 million compared with $8 million of income tax provision on pre-tax income of $21 million for Fiscal 2024. The income tax provision of $524 million was primarily related to the full valuation allowance recorded against the Company's net deferred tax assets. Refer to Note 19 - "Income Taxes" to the accompanying consolidated financial statements for additional information.

Our effective tax rate may fluctuate from time to time due to the effects of changes in United States federal, state and local taxes and tax rates in foreign jurisdictions. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net (Loss) Income from Continuing Operations

As a result of the above, during Fiscal 2025 our net loss was $526 million, compared to net income of $13 million for Fiscal 2024.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our credit facilities and available cash and cash equivalents. Our primary use of this liquidity is to fund the ongoing cash requirements, including our working capital needs and capital investments in our business, debt repayments, acquisitions, returns of capital, including share repurchases and other corporate activities. We believe that the cash generated from our operations, together with borrowings available under our revolving credit facilities and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months and beyond, including investments made and expenses incurred in connection with our store opening and renovation plans, investments in corporate and distribution facilities, continued IT system development, e-commerce and marketing initiatives. We spent $63 million on capital expenditures during Fiscal 2026. The majority of the Fiscal 2026 expenditures included store renovations, as well as information technology and digital enhancements. We expect to spend approximately $125 million during Fiscal 2027.

On December 2, 2025, we completed the sale of our Versace business for gross cash proceeds of $1.395 billion, subject to the aforementioned customary closing adjustments and finalization of the closing statement.

The following table sets forth key indicators of our liquidity and capital resources (in millions):

	As of			
	March 28, 2026		March 29, 2025	
Balance Sheet Data:				
Cash and cash equivalents	$	135	$	107
Working capital	$	199	$	185
Total assets	$	3,234	$	5,213
Short-term debt	$	14	$	24
Long-term debt	$	343	$	1,466

	Fiscal Years Ended					
	March 28, 2026		March 29, 2025		March 30, 2024	
Cash Flow Data:						
Operating activities from continuing operations	$	197	$	154	$	356
Investing activities from continuing operations		(63)		1		(81)
Financing activities from continuing operations		(1,301)		(242)		(208)
Effect of exchange rate changes		(25)		(16)		(17)
Net (decrease) increase in cash, cash equivalents [(1)]	$	(1,192)	$	(103)	$	50

[(1)] Net (decrease) increase in cash and cash equivalents is presented on a continuing basis which differs from the Consolidated Statements of Cash Flows which is presented on a consolidated basis including discontinued operations.

Cash Provided by Operating Activities

Net cash provided by operating activities was $197 million during Fiscal 2026, as compared to $154 million for Fiscal 2025. The increase in net cash provided by operating activities was primarily attributable to an increase in our net income after non-cash adjustments and the decline in inventory purchases, partially offset by the timing of payments for both accounts receivable and accounts payable in the current year.

Net cash provided by operating activities was $154 million during Fiscal 2025, as compared to $356 million for Fiscal 2024. The decrease in net cash provided by operating activities was primarily attributable to a decrease in our net income after non-cash adjustments and stabilization of inventory levels, partially offset by timing of payments due to improved management of accounts payable and accounts receivable in the current year.

Cash (Used In) Provided by Investing Activities

Net cash used in investing activities was $63 million during Fiscal 2026, as compared to net cash provided by investing activities of $1 million during Fiscal 2025. For the year ended Fiscal 2026, net cash used in investing activities was attributable to $63 million of capital expenditures. Comparatively, during the year ended Fiscal 2025, net cash provided by investing activities was primarily attributable to $74 million of capital expenditures and the $9 million acquisition of an Italian shoe manufacturer, partially offset by the $84 million of cash received for the settlement of net investment hedges.

Net cash provided by investing activities was $1 million during Fiscal 2025, as compared to net cash used in investing activities of $81 million during Fiscal 2024. The increase in cash provided by investing activities was primarily attributable to an increase in cash received from the settlement of net investment hedges of $30 million and lower capital expenditures of $61 million due to information technology assets associated with Capri transformation projects which are now in service, partially offset by $9 million of acquisition related payments compared to prior year.

Cash Used in Financing Activities

Net cash used in financing activities was $1.3 billion during Fiscal 2026, as compared to $242 million used in financing activities during Fiscal 2025. The increase in cash used in financing activities was primarily attributable to higher net debt repayments of $1 billion from the cash proceeds received from the closing of the sale of the Versace business.

Net cash used in financing activities was $242 million during Fiscal 2025, as compared to $208 million during Fiscal 2024. The increase in cash used in financing activities was primarily attributable to higher net debt payments of $116 million and termination payments related to interest rate swaps of $13 million, partially offset by a decrease in cash used to repurchase our ordinary shares of $103 million compared to prior year.

Debt Facilities

The following table presents a summary of our borrowing capacity and amounts outstanding as of March 28, 2026 and March 29, 2025 (in millions):

	As of			
	March 28, 2026		**March 29, 2025**	
Revolving Credit Facility [(1)]				
Total availability	$	1,500	$	1,500
Borrowings outstanding [(2)]		**340**		**755**
Letter of credit outstanding		1		1
Remaining availability	$	1,159	$	744
2025 Term Loans				
Borrowings outstanding, net of debt issuance costs [(2)]	$	**—**	$	**706**
Other Borrowings [(3)]	$	**17**	$	**29**
Hong Kong Uncommitted Credit Facility:				
Total availability (45 million Hong Kong Dollars) [(4)]	$	6	$	6
Borrowings outstanding		—		—
Remaining availability (45 million Hong Kong Dollars)	$	6	$	6
China Uncommitted Credit Facility:				
Total availability (75 million Chinese Yuan) [(4)]	$	11	$	10
Borrowings outstanding		—		—
Total and remaining availability (75 million Chinese Yuan)	$	11	$	10
Japan Credit Facility:				
Total availability (1.0 billion Japanese Yen)	$	6	$	7
Borrowings outstanding		—		—
Remaining availability (1.0 billion Japanese Yen)	$	6	$	7
Total borrowings outstanding [(1)]	$	**357**	$	**1,490**
Total remaining availability	$	1,182	$	767

[(1)] The financial covenant in our 2025 Credit Facilities requires us to comply with a quarterly maximum net leverage ratio test of 4.0 to 1.0. The Revolving Credit Facility excludes up to a $750 million accordion feature as of March 28, 2026 and March 29, 2025, respectively. As of March 28, 2026 and March 29, 2025, we were in compliance with all covenants related to our agreements then in effect governing our debt. Refer to Note 13 - "Debt Obligations" to the accompanying consolidated financial statements for additional information.

[(2)] As of March 28, 2026 and March 29, 2025, all amounts are recorded as long-term debt in our consolidated balance sheets.

[(3)] As of March 28, 2026 and March 29, 2025, the balance primarily consists of $14 million and $24 million, respectively, related to our supplier financing program recorded within short-term debt in our consolidated balance sheets.

[(4)] The balance as of March 28, 2026 and March 29, 2025 represents the total availability of the credit facility, which excludes bank guarantees.

We believe that our Revolving Credit Facility is adequately diversified with no undue concentration in any one financial institution. As of March 28, 2026, there were 17 financial institutions participating in the facility, with none maintaining a maximum commitment percentage in excess of 10%. We have no reason to believe that the participating institutions will be unable to fulfill their obligations to provide financing in accordance with the terms of the Revolving Credit Facility.

Refer to Note 13 - "Debt Obligations" to the accompanying consolidated financial statements for detailed information relating to our credit facilities and debt obligations.

Share Repurchase Program

The following table presents our treasury share repurchases during the fiscal years ended March 28, 2026 and March 29, 2025 (dollars in millions):

| | Fiscal Years Ended | |
	March 28, 2026	March 29, 2025
Cost of shares repurchased under the share repurchase program	$ 79	$ —
Fair value of shares withheld to cover tax obligations for vested restricted share awards	2	4
Total cost of treasury shares repurchased	$ 81	$ 4
Shares repurchased under the share repurchase program	3,993,203	—
Shares withheld to cover tax withholding obligations	114,769	117,710
	4,107,972	117,710

On November 9, 2022, we announced that our Board of Directors approved a two-year share repurchase program to purchase up to $1.0 billion of our outstanding ordinary shares, which expired on November 9, 2024. Share repurchases were permitted to be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under our insider trading policy and other relevant factors. However, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, we were prohibited from repurchasing our ordinary shares other than the acceptance of our ordinary shares as payment of the exercise price of our options or for withholding taxes with respect of our equity awards. Accordingly, we did not repurchase any of our ordinary shares during the pendency of the Merger Agreement through the expiration date of the share repurchase program.

On November 4, 2025, we announced the Board of Directors approved a three-year share repurchase program of up to $1.0 billion of our outstanding ordinary shares, which was implemented during the fourth quarter of Fiscal 2026. Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under our insider trading policy and other relevant factors. The program may be suspended or discontinued at any time.

During Fiscal 2026, we repurchased 3,993,203 shares through open market transactions with a fair value of $79 million as part of this program. As of March 28, 2026, the remaining availability under this share repurchase program was $921 million.

Refer to Note 17 - "Shareholders' Equity" to the accompanying consolidated financial statements for additional information.

Contractual Obligations and Commercial Commitments

As of March 28, 2026, our contractual obligations and commercial commitments were as follows (in millions):

Fiscal Years	Fiscal 2027	Fiscal 2028-2029	Fiscal 2030-2031	Fiscal 2032 and Thereafter	Total
Inventory purchase obligations	$ 470	$ —	$ —	$ —	$ 470
Operating leases	287	427	235	318	1,267
Other commitments	45	17	4	1	67
Short-term debt	14	—	—	—	14
Long-term debt	—	343	—	—	343
Interest, net [(1)]	—	—	—	—	—
Total	$ 816	$ 787	$ 239	$ 319	$ 2,161

[(1)]   We expect to be in a net interest income position, therefore, we would not expect to have net interest obligations through the above periods.

Operating leases represent equipment leases and the minimum lease rental payments due under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to leased properties for our retail stores.

Interest, net represents the estimated net interest income from our net investment hedges and the estimated interest expense associated with our 2025 Credit Facilities based on their current interest rate.

Inventory purchase obligations represent contractual obligations for future purchases of inventory.

Other commitments include non-cancelable contractual obligations related to marketing and advertising agreements, information technology agreements and supply agreements.

The above table excludes current liabilities (other than short-term debt and short-term operating lease liabilities) recorded as of March 28, 2026, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. In addition to the commitments in the above table, our off-balance sheet commitments relating to our outstanding letters of credit were $23 million at March 28, 2026, including $22 million in letters of credit issued outside of the 2025 Credit Facilities. In addition, as of March 28, 2026, bank guarantees of approximately $29 million were supported by our various credit facilities. We do not have any other off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks during the normal course of business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In order to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations, which include entering into foreign currency forward contracts, net investment hedges and interest rate swaps. We do not use derivatives for trading or speculative purposes.

Foreign Currency Exchange Risk

Forward Foreign Currency Exchange Contracts

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of our purchasing subsidiaries' local currency relative to the currency requirement of the supplier on the date of the commitment. As such, we may enter into forward foreign currency exchange contracts that generally mature in 12 months or less and are consistent with the related purchase commitments to manage our exposure to the changes in the value of the Euro and the Canadian Dollar. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability and are derivative contracts to hedge cash flow risks. Certain of these contracts are designated as hedges for hedge accounting purposes, while others are not designated as hedges for accounting purposes. Accordingly, the changes in the fair value of the majority of these contracts at the balance sheet date are recorded in equity as a component of accumulated other comprehensive (loss) income, and upon maturity (settlement) are recorded in, or reclassified into, our cost of goods sold in our consolidated statements of operations and comprehensive (loss) income, as applicable to the transactions for which the forward foreign currency exchange contracts were established.

We perform a sensitivity analysis on our designated forward currency contracts to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in the United States dollar against the applicable foreign exchange rates. As of March 28, 2026, a 10% appreciation or devaluation of the United States dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 28, 2026, would result in a net increase or decrease, respectively, of approximately $11 million in the fair value of these contracts.

Net Investment Hedges

We also use cross currency swap agreements to hedge our net investments in foreign operations against future volatility in the exchange rates between different currencies. We are exposed to risks related to foreign currency exchange rate movements on our net investments in foreign operations due to the volatility in the exchange rates between different functional currencies. As of March 28, 2026, we have multiple fixed to fixed cross-currency swap agreements with aggregate notional amounts of $3.5 billion to hedge our net investment in CHF denominated subsidiaries against future volatility in the exchange rates between the United States dollar and CHF. Under the terms of these contracts, we will exchange monthly and semi-annual fixed rate payments on United States notional amounts for fixed rate payments of 0% in CHF. Based on the net investment hedges outstanding as of March 28, 2026, a 10% appreciation or devaluation of the United States dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 28, 2026, would result in a net increase or decrease, respectively, of approximately $385 million in the fair value of these contracts. These contracts have maturity dates between March 2027 and May 2045.

As of March 28, 2026, we have multiple fixed to fixed cross-currency swap agreements with aggregate notional amounts of $2.364 billion to hedge our net investment in Euro denominated subsidiaries against future volatility in the exchange rates between the United States dollar and Euro. Under the terms of these contracts, we will exchange monthly fixed rate payments on United States dollar notional amounts for fixed rate payments of 0% in Euros. Based on the net investment hedges outstanding as of March 28, 2026, a 10% appreciation or devaluation of the United States dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 28, 2026, would result in a net increase or decrease, respectively, of approximately $245 million in the fair value of these contracts. These contracts have maturity dates between December 2027 and July 2031.

Interest Rate Risk

We are exposed to interest rate risk related to borrowings outstanding under our Revolving Credit Facilities. Our Revolving Credit Facilities carries interest rates that are tied to the prime rate and other institutional lending rates (depending on the particular origination of borrowing), as further described in Note 13 - "Debt Obligations" to the accompanying consolidated financial statements. Our Hong Kong Credit Facility carries interest at a rate that is tied to the Hong Kong Interbank Offered Rate. Our China Credit Facility carries interest at a rate that is tied to the People's Bank of China's Benchmark lending rate. Our Japan Credit Facility bears interest at the Tokyo Interbank Offered Rate ("TIBOR") plus 60 basis points two business days prior to the date of borrowing or the date of interest renewal. Therefore, our consolidated statements of operations and comprehensive (loss) income and cash flows are exposed to changes in those interest rates. At March 28, 2026, we had $340 million of borrowings outstanding under our Revolving Credit Facility and no borrowings outstanding under all other Credit Facilities, as further described in Note 13 - "Debt Obligations" to the accompanying consolidated financial statements.

At March 29, 2025, we had $755 million of borrowings outstanding under our Revolving Credit Facility, $706 million, outstanding, net of debt issuance costs, under our 2025 Term Loans and no borrowings outstanding under all other Credit Facilities.

These balances are not indicative of future balances that may be outstanding under our credit facilities that may be subject to fluctuations in interest rates. Any increases in the applicable interest rates would cause an increase to the interest expense relative to any outstanding balance at that date.

Item 8.   Financial Statements and Supplementary Data

Refer to Item 15. - "Exhibits and Financial Statement Schedules" for a listing of the consolidated financial statements and supplementary data included in this report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), our principal executive officer and principal financial officer, respectively, of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) as of March 28, 2026. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are effective as of March 28, 2026.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under the Exchange Act Rule 13a-15 (f)) to provide reasonable assurance regarding the reliability of financial reporting and that the consolidated financial statements have been prepared in accordance with U.S. GAAP. Such internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (B) regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of March 28, 2026. In making this assessment, it used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the 2013 Framework. Based on this assessment, management has determined that, as of March 28, 2026, our internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of March 28, 2026, as well as the consolidated financial statements, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended March 28, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Global Optimization Plan

As previously announced during the fourth quarter of Fiscal 2024, the Board of Directors of the Company approved a Global Optimization Plan in order to streamline the Company's operating model, maximize efficiency and support long-term profitable growth. This Item 9B is being filed solely to update prior disclosures in order to provide the amount of any material charges relating to the Global Optimization Plan by major type of cost that the Company believes are now determinable.

The Global Optimization Plan concluded as of September 27, 2025. Net restructuring expense recorded in connection with the Global Optimization Plan was $15 million during the fiscal year ended March 28, 2026 primarily related to the final lease termination costs in connection with this program.

This disclosure is intended to satisfy the requirements of Item 2.05 of Form 8-K.

Rule 10b5-1 Trading Arrangements

During the quarterly period ended March 28, 2026, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

Information with respect to this Item will be included in the Company's Proxy Statement to be filed in June 2026, which is incorporated herein by reference.

Item 11.   Executive Compensation

Information with respect to this Item will be included in the Company's Proxy Statement to be filed in June 2026, which is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as of March 28, 2026 regarding compensation plans under which the Company's equity securities are authorized for issuance:

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights [2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1]	2,772,661	$	20.63	4,351,867
Equity compensation plans not approved by security holders	—	$	—	—
Total	2,772,661	$	20.63	4,351,867

[1]   Reflects restricted share units issued under the Company's Fourth Amended and Restated Omnibus Incentive Plan (or predecessor plan).
[2]   Represents the weighted average exercise price of outstanding share awards only.

Item 13.   Certain Relationships, Related Transactions and Director Independence

Information with respect to this Item will be included in the Company's Proxy Statement to be filed in June 2026, which is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

Information with respect to this Item will be included in the Company's Proxy Statement to be filed in June 2026, which is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a)   The following documents are filed as part of this annual report on Form 10-K:

1.   The following consolidated financial statements listed below are filed as a separate section of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm - Ernst & Young LLP (PCAOB ID No. 42).

Consolidated Balance Sheets as of March 28, 2026 and March 29, 2025.

Consolidated Statements of Operations and Comprehensive (Loss) Income for the fiscal years ended March 28, 2026, March 29, 2025 and March 30, 2024.

Consolidated Statements of Shareholders' Equity for the fiscal years ended March 28, 2026, March 29, 2025 and March 30, 2024.

Consolidated Statements of Cash Flows for the fiscal years ended March 28, 2026, March 29, 2025 and March 30, 2024.

Notes to Consolidated Financial Statements for the fiscal years ended March 28, 2026, March 29, 2025 and March 30, 2024.

2.   Exhibits:

EXHIBIT INDEX

Exhibit No.	Document Description
2.1*	Stock Purchase Agreement, dated April 10, 2025, by and between Capri Holdings Limited and Prada S.p.A (included as Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on April 10, 2025 and incorporated herein by reference).
3.1	Amended and Restated Memorandum and Articles of Association of Capri Holdings Limited (included as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-35368) filed on December 31, 2018 and incorporated herein by reference).
3.2	Amendment to Amended and Restated Memorandum and Articles of Association of Capri Holdings, effective May 24, 2023 (included as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
4.1	Specimen of Ordinary Share Certificate of Capri Holdings Limited (included as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2019 (File No. 001-35368), filed on May 29, 2019 and incorporated herein by reference).
4.2	Indenture, dated as of October 20, 2017, by and among Michael Kors (USA), Inc., Michael Kors Holdings Limited, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (included as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on October 20, 2017 and incorporated herein by reference).
10.1	Amended and Restated Credit Agreement, dated as of February 4, 2025 among Capri Holdings Limited, Michael Kors (USA), Inc., Michael Kors (Switzerland) GmbH, the foreign subsidiary borrowers party thereto, the guarantors party thereto, the financial institutions party thereto as lenders and issuing banks and JPMorgan Chase Bank, N.A., as administrative agent (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368, filed on February 4, 2025 and incorporated herein by reference). (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on July 1, 2020 and incorporated herein by reference).
10.2	Form of Indemnification Agreement between Michael Kors Holdings Limited and its directors and executive officers (included as Exhibit 10.5 to the Company's Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011 and incorporated herein by reference).
10.3	Capri Holdings Limited Third Amended and Restated Omnibus Incentive Plan (included as Annex B to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-35368), filed on June 16, 2022 and incorporated herein by reference).
10.4	Fifth Amended and Restated Employment Agreement, dated as of March 7, 2022, by and among Michael Kors (USA), Inc., Capri Holdings Limited and John D. Idol (included as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2022 (File No. 001-35368), filed on June 1, 2022 and incorporated herein by reference).
10.5	Form of Annual Incentive Plan (included as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2024 (File No. 001-35368), filed on May 29, 2024 and incorporated herein by reference).
10.6	Form of Employee Non-Qualified Option Award Agreement (included as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015 (File No. 001-35368), filed on May 27, 2015 and incorporated herein by reference).
10.7	Form of Employee Restricted Share Unit Award Agreement (included as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015 (File No. 001-35368), filed on May 27, 2015 and incorporated herein by reference).
10.8	Form of Performance-Based Restricted Share Unit Award Agreement (included as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015 (File No. 001-35368), filed on May 27, 2015 and incorporated herein by reference).
10.9	Form of Independent Director Restricted Share Unit Award Agreement (included as Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015 (File No. 001-35368), filed on May 27, 2015 and incorporated herein by reference).
10.10	Aircraft Time Sharing Agreement, effective as of December 20, 2022, by and between Michael Kors (USA), Inc. and John Idol (included as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022 (File No. 001-35368), filed on February 8, 2023 and incorporated herein by reference).
10.11	Amended and Restated Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Thomas J. Edwards, Jr., dated as of May 30, 2023 (included as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.12	Capri Holdings Limited Deferred Compensation Plan (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on November 14, 2019 and incorporated herein by reference).

Exhibit No.	Document Description
10.13	Amended and Restated Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Krista A. McDonough, dated as of May 30, 2023 (included as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.14	Amended and Restated Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Jenna Hendricks, dated as of May 30, 2023 (included as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.15	Change in Control Continuity Agreement by and between Capri Holdings Limited and Thomas J. Edwards, Jr., dated as of May 30, 2023 (included as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.16	Change in Control Continuity Agreement by and between Capri Holdings Limited and Jenna Hendricks, dated as of May 30, 2023 (included as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.17	Change in Control Continuity Agreement by and between Capri Holdings Limited and Krista A. McDonough, dated as of May 30, 2023 (included as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.18	Letter Agreement, dated November 14, 2024, between Capri Holdings Limited and Thomas J. Edwards, Jr. (included as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 28, 2024 (File No. 001-35368, filed on February 5, 2025 and incorporated herein by reference).
10.19	Letter Agreement, dated November 14, 2024, between Capri Holdings Limited and Jenna Hendricks (included as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 28, 2024 (File No. 001-35368, filed on February 5, 2025 and incorporated herein by reference).
10.20	Letter Agreement, dated as of December 15, 2023, by and between Capri Holdings Limited and Jenna A. Hendricks (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on December 18, 2023 and incorporated herein by reference).
10.21	Letter Agreement, dated November 14, 2024, between Capri Holdings Limited and Krista A. McDonough (included as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 28, 2024 (File No. 001-35368, filed on February 5, 2025 and incorporated herein by reference).
10.22	Letter Agreement, dated December 2, 2025, between Capri Holdings Limited and Krista A. McDonough (included as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 2025 (File No. 001-35368), filed on February 3, 2026 and incorporated herein by reference).
10.23	Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Tyler Reddien, dated as of February 24, 2026.
10.24	Change in Control Continuity Agreement by and between Capri Holdings Limited and Tyler Reddien, dated as of March 30, 2026.
19	Capri Holdings Limited Insider Trading Policy, as amended and restated on May 21, 2025 (included as Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2025 (File No. 001-35368), filed on May 28, 2025 and incorporated herein by reference).
21.1	List of subsidiaries of Capri Holdings Limited.
23.2	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Capri Holdings Limited Clawback Policy (included as Exhibit 97 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2024 (File No. 001-35368, filed on May 29, 2024 and incorporated herein by reference).
101.1	Interactive Data Files.

*Schedules and Exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

		CAPRI HOLDINGS LIMITED
	By:	/s/ John D. Idol
	Name:	John D. Idol
	Title:	Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ John D. Idol	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	May 27, 2026
	John D. Idol		
By:	/s/ Tyler Reddien	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	May 27, 2026
	Tyler Reddien		
By:	/s/ Marilyn Crouther	Director	May 27, 2026
	Marilyn Crouther		
By:	/s/ Robin Freestone	Director	May 27, 2026
	Robin Freestone		
By:	/s/ Judy Gibbons	Director	May 27, 2026
	Judy Gibbons		
By:	/s/ Mahesh Madhavan	Director	May 27, 2026
	Mahesh Madhavan		
By:	/s/ Stephen F. Reitman	Director	May 27, 2026
	Stephen F. Reitman		
By:	/s/ Jane Thompson	Director	May 27, 2026
	Jane Thompson		
By:	/s/ Jean Tomlin	Director	May 27, 2026
	Jean Tomlin		

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Capri Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capri Holdings Limited and subsidiaries (the "Company") as of March 28, 2026 and March 29, 2025, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for each of the three years in the period ended March 28, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 28, 2026 and March 29, 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 28, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 28, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Valuation of Indefinite-lived Intangible Assets
Description of the Matter	At March 28, 2026, the Company's indefinite-lived intangible assets, consisted of brand names, totaling $209 million. As discussed in Note 3 to the consolidated financial statements, indefinite-lived intangible assets are assessed for impairment on an annual basis, or whenever impairment indicators exist.
	Auditing the Company's impairment assessments described above was complex and highly judgmental due to the significant estimation required in determining the fair value of the indefinite-lived intangible assets. In particular, the fair value estimates were sensitive to significant assumptions, such as changes in revenue and revenue growth rates, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's indefinite-lived intangible asset impairment assessment process, including controls over management's review of the significant assumptions described above.

To test the estimated fair value of the Company's indefinite-lived intangible assets, we performed audit procedures that included, among others, assessing the valuation methodologies and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends and evaluated whether changes to the Company's business environment would affect the significant assumptions. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of indefinite-lived intangible assets that would result from changes in the assumptions. We also involved our internal valuation specialists to assist in our evaluation of the significant assumptions and methodologies used by the Company in developing the fair value estimates.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2014.
New York, New York
May 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Capri Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Capri Holdings Limited and subsidiaries' internal control over financial reporting as of March 28, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Capri Holdings Limited and subsidiaries (the "Company") maintained, in all material respects, effective internal control over financial reporting as of March 28, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 28, 2026 and March 29, 2025, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for each of the three years in the period ended March 28, 2026, and the related notes and our report dated May 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

New York, New York
May 27, 2026

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	March 28, 2026	March 29, 2025
Assets		
Current assets		
Cash and cash equivalents	$ 135	$ 107
Receivables, net	211	215
Inventories, net	581	701
Prepaid expenses and other current assets	226	156
Current assets held for sale	—	342
Total current assets	1,153	1,521
Property and equipment, net	371	393
Operating lease right-of-use assets	854	825
Intangible assets, net	562	582
Goodwill	202	199
Deferred tax assets	—	—
Other assets	92	99
Noncurrent assets held for sale	—	1,594
Total assets	$ 3,234	$ 5,213
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 311	$ 379
Accrued payroll and payroll related expenses	122	81
Accrued income taxes	23	66
Short-term operating lease liabilities	233	249
Short-term debt	14	24
Accrued expenses and other current liabilities	251	233
Current liabilities held for sale	—	304
Total current liabilities	954	1,336
Long-term operating lease liabilities	830	814
Deferred tax liabilities	88	233
Long-term debt	343	1,466
Other long-term liabilities	935	417
Noncurrent liabilities held for sale	—	575
Total liabilities	3,150	4,841
Commitments and contingencies		
Shareholders' equity		
Ordinary shares, no par value; 650,000,000 shares authorized; 229,042,390 shares issued and 115,175,268 outstanding at March 28, 2026; 227,672,351 shares issued and 117,913,201 outstanding at March 29, 2025	—	—
Treasury shares, at cost (113,867,122 shares at March 28, 2026 and 109,759,150 shares at March 29, 2025)	(5,543)	(5,462)
Additional paid-in capital	1,512	1,476
Accumulated other comprehensive (loss) income	(323)	57
Retained earnings	4,434	4,297
Total shareholders' equity of Capri	80	368
Noncontrolling interest	4	4
Total shareholders' equity	84	372
Total liabilities and shareholders' equity	$ 3,234	$ 5,213

See accompanying notes to consolidated financial statements.

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(In millions, except share and per share data)

		Fiscal Years Ended				
		March 28, 2026		March 29, 2025		March 30, 2024
Total revenue	$	3,474	$	3,621	$	4,140
Cost of goods sold		1,311		1,370		1,525
Gross profit		2,163		2,251		2,615
Selling, general and administrative expenses		1,964		1,998		2,132
Depreciation and amortization		121		132		132
Impairment of assets		40		142		292
Restructuring and other expense		15		5		—
Total operating expenses		2,140		2,277		2,556
Income (loss) from continuing operations		23		(26)		59
Other (income) expense, net		(5)		8		(5)
Interest (income) expense, net		(77)		(37)		6
Foreign currency (gain) loss		(2)		5		37
Income (loss) from continuing operations before income taxes		107		(2)		21
Provision for income taxes		27		524		8
Net income (loss) from continuing operations		80		(526)		13
Net income (loss) from discontinued operations, net of tax		58		(653)		(242)
Net income (loss)		138		(1,179)		(229)
Less: Net income attributable to noncontrolling interest from continuing operations		1		3		—
Net income (loss) attributable to Capri	$	137	$	(1,182)	$	(229)
Weighted average ordinary shares outstanding:						
Basic		119,309,284		118,256,350		117,014,420
Diluted		119,848,361		118,256,350		118,057,806
Net income (loss) per ordinary share attributable to Capri:						
Basic from continuing operations	$	0.65	$	(4.47)	$	0.11
Basic from discontinued operations		0.49		(5.53)		(2.07)
Basic per ordinary share	$	1.14	$	(10.00)	$	(1.96)
Diluted from continuing operations	$	0.65	$	(4.47)	$	0.11
Diluted from discontinued operations		0.49		(5.53)		(2.07)
Diluted per ordinary share	$	1.14	$	(10.00)	$	(1.96)
Statements of Comprehensive Loss:						
Net income (loss)	$	138	$	(1,179)	$	(229)
Foreign currency translation adjustments		(391)		(94)		4
Net gain (loss) on derivatives		11		(10)		10
Comprehensive loss		(242)		(1,283)		(215)
Less: Net income attributable to noncontrolling interest		1		3		—
Comprehensive loss attributable to Capri	$	(243)	$	(1,286)	$	(215)

See accompanying notes to consolidated financial statements.

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except share data which is in thousands)

	Ordinary Shares		Additional Paid-in Capital	Treasury Shares		AOCI [1]	Retained Earnings	Total Equity of Capri	Non-controlling Interest	Total Equity
	Shares	Amounts		Shares	Amounts					
Balance at April 1, 2023	224,166	$ —	$ 1,344	(106,819)	$ (5,351)	$ 147	$ 5,708	$ 1,848	$ 1	$ 1,849
Net loss	—	—	—	—	—	—	(229)	(229)	—	(229)
Other comprehensive income	—	—	—	—	—	14	—	14	—	14
Total comprehensive loss	—	—	—	—	—	—	—	(215)	—	(215)
Vesting of restricted awards, net of forfeitures	2,091	—	—	—	—	—	—	—	—	—
Exercise of employee share options	14	—	1	—	—	—	—	1	—	1
Share based compensation expense	—	—	72	—	—	—	—	72	—	72
Repurchase of ordinary shares	—	—	—	(2,822)	(107)	—	—	(107)	—	(107)
Balance at March 30, 2024	226,271	—	1,417	(109,641)	(5,458)	161	5,479	1,599	1	1,600
Net (loss) income	—	—	—	—	—	—	(1,182)	(1,182)	3	(1,179)
Other comprehensive loss	—	—	—	—	—	(104)	—	(104)	—	(104)
Total comprehensive (loss) income	—	—	—	—	—	—	—	(1,286)	3	(1,283)
Vesting of restricted awards, net of forfeitures	1,401	—	—	—	—	—	—	—	—	—
Share based compensation expense	—	—	59	—	—	—	—	59	—	59
Repurchase of ordinary shares	—	—	—	(118)	(4)	—	—	(4)	—	(4)
Balance at March 29, 2025	227,672	—	1,476	(109,759)	(5,462)	57	4,297	368	4	372
Net income	—	—	—	—	—	—	137	137	1	138
Other comprehensive loss	—	—	—	—	—	(380)	—	(380)	—	(380)
Total comprehensive (loss) income	—	—	—	—	—	—	—	(243)	1	(242)
Vesting of restricted awards, net of forfeitures	1,370	—	—	—	—	—	—	—	—	—
Share based compensation expense	—	—	36	—	—	—	—	36	—	36
Repurchase of ordinary shares	—	—	—	(4,108)	(81)	—	—	(81)	—	(81)
Other	—	—	—	—	—	—	—	—	(1)	(1)
Balance at March 28, 2026	229,042	$ —	$ 1,512	(113,867)	$ (5,543)	$ (323)	$ 4,434	$ 80	$ 4	$ 84

[1] Accumulated other comprehensive income (loss).

See accompanying notes to consolidated financial statements.

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Years Ended		
	March 28, 2026	March 29, 2025	March 30, 2024
Cash flows from operating activities			
Net income (loss)	$ 138	$ (1,179)	$ (229)
Net income (loss) from discontinued operations, net of tax	58	(653)	(242)
Net income (loss) from continuing operations	80	(526)	13
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	121	132	132
Share-based compensation expense	34	50	55
Impairment of assets	40	142	294
Deferred income taxes	(12)	333	(107)
Changes to lease related balances, net	(64)	(97)	(89)
Foreign currency losses	(4)	(2)	31
Other non-cash charges	24	12	(1)
Change in assets and liabilities:			
Receivables, net	—	49	20
Inventories, net	133	(39)	177
Prepaid expenses and other current assets	(64)	2	(40)
Accounts payable	(76)	115	(34)
Accrued expenses and other current liabilities	(15)	13	(57)
Other long-term assets and liabilities	—	(30)	(38)
Net cash provided by operating activities of continuing operations	197	154	356
Net cash (used in) provided by operating activities of discontinued operations	(120)	127	(47)
Net cash provided by operating activities	77	281	309
Cash flows from investing activities			
Capital expenditures	(63)	(74)	(135)
Cash paid for business acquisitions, net of cash acquired	—	(9)	—
Settlement of hedges	—	84	54
Net cash (used in) provided by investing activities of continuing operations	(63)	1	(81)
Net cash provided by (used in) investing activities of discontinued operations	1,282	(54)	(54)
Net cash provided by (used in) investing activities	1,219	(53)	(135)
Cash flows from financing activities			
Debt borrowings	2,304	3,329	1,737
Debt repayments	(3,523)	(3,547)	(1,839)
Debt issuance costs	—	(7)	—
Repurchase of ordinary shares	(81)	(4)	(107)
Settlement of interest rate swaps	—	(13)	—
Exercise of employee share options	—	—	1
Other financing activities	(1)	—	—
Net cash used in financing activities of continuing operations	(1,301)	(242)	(208)
Net cash used in financing activities of discontinued operations	—	—	—
Net cash used in financing activities	(1,301)	(242)	(208)
Effect of exchange rate changes on cash and cash equivalents	(25)	(16)	(17)
Net decrease in cash, cash equivalents and restricted cash	(30)	(30)	(51)
Beginning of period	175	205	256
End of period	$ 145	$ 175	$ 205
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 45	$ 87	$ 96
Cash paid for income taxes	$ 102	$ 125	$ 156
Supplemental disclosure of non-cash investing and financing activities			
Accrued capital expenditures	$ 18	$ 16	$ 35
Summary of cash, cash equivalents and restricted cash			
Cash, cash equivalents and restricted cash of continuing operations, end of period	$ 145	$ 116	$ 149
Cash, cash equivalents and restricted cash of discontinued operations, end of period	—	59	56
Cash, cash equivalents and restricted cash, end of period	$ 145	$ 175	$ 205

See accompanying notes to consolidated financial statements.

1. Business and Basis of Presentation

The Company was incorporated in the British Virgin Islands on December 13, 2002 as Michael Kors Holdings Limited and changed its name to Capri Holdings Limited ("Capri," and together with its subsidiaries, the "Company") on December 31, 2018. The Company is a holding company that owns brands that are leading designers, marketers, distributors and retailers of branded women's and men's accessories, apparel and footwear bearing the Michael Kors and Jimmy Choo tradenames and related trademarks and logos. The Company operates in two reportable segments: Michael Kors and Jimmy Choo. Refer to Note 21 - "Segment Information" for additional information regarding the Company's segments.

On April 10, 2025, the Company and Prada S.p.A. ("Prada") entered into a Stock Purchase Agreement (the "Purchase Agreement") whereby Prada agreed to acquire certain subsidiaries of the Company which operate the Company's Versace business. As a result, the Company determined that the held for sale and discontinued operations criteria were met during the first quarter of Fiscal 2026 and the Company classified its results of operations and cash flows of the Versace business as discontinued operations in its consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for all periods presented. Accordingly, the related assets and liabilities associated with the discontinued operations are classified as held for sale in the consolidated balance sheet as of March 29, 2025. On December 2, 2025, the Company completed the sale of its Versace business. Unless otherwise noted, discussion within these notes to the consolidated financial statements relate to continuing operations. Refer to Note 4 - "Discontinued Operations" for further information.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and its wholly-owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company historically consolidated the results of the Versace business on a one-month lag.

The Company utilizes a 52- to 53-week fiscal year, and the term "Fiscal Year" or "Fiscal" refers to that 52-week or 53-week period. The fiscal years ending on March 28, 2026, March 29, 2025 and March 30, 2024 ("Fiscal 2026", "Fiscal 2025" and "Fiscal 2024", respectively) contain 52 weeks. The Company's Fiscal 2027 is a 53-week period ending April 3, 2027.

2. Termination of the Merger Agreement with Tapestry

As previously disclosed, on August 10, 2023, Capri entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tapestry, Inc., a Maryland corporation ("Tapestry"), and Sunrise Merger Sub, Inc., a British Virgin Islands business company limited by shares and a direct wholly owned subsidiary of Tapestry ("Merger Sub" and, together with Capri and Tapestry, the "Parties"). The Merger Agreement provided that, among other things and on the terms and subject to the conditions set forth therein, Tapestry would acquire Capri in an all-cash transaction by means of a merger of Merger Sub with and into Capri (the "Merger"), with Capri surviving the Merger as a wholly owned subsidiary of Tapestry.

The Merger had been approved by the boards of directors of Capri and Tapestry and by the shareholders of Capri. Completion of the Merger was subject to, among other customary conditions, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company received regulatory approval from all countries except for the United States. In connection with the Merger, on April 22, 2024, the U.S. Federal Trade Commission ("FTC") filed a lawsuit in the United States District Court for the Southern District of New York (the "District Court") against Tapestry and the Company seeking to block the Merger, claiming that the Merger would violate Section 7 of the Clayton Act and that the Merger Agreement and the Merger constituted unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act and should be enjoined. The preliminary injunction hearing concluded in September 2024, and on October 24, 2024, the District Court granted the FTC's motion for a preliminary injunction to enjoin the Merger pending the completion of the FTC's in-house administrative proceeding. On October 28, 2024, Tapestry and Capri jointly filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit (the "Second Circuit").

On November 13, 2024, the Parties entered into a Termination Agreement (the "Termination Agreement"), pursuant to which the Parties agreed to terminate the Merger Agreement, effective immediately. In connection with the termination, consistent with the Merger Agreement, Tapestry agreed to reimburse the Company approximately $45 million in cash for certain expenses on November 14, 2024. This reimbursement was recorded within selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive income (loss). The Parties also agreed to release each other and their related parties from any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees (including attorney's, financial advisor's or other fees) in connection with, arising out of or related to the Merger Agreement or the transactions contemplated therein or thereby. On November 15, 2024, Capri and Tapestry stipulated to the dismissal of the appeal to the Second Circuit. On December 4, 2024, the FTC's in-house administrative proceeding was dismissed without prejudice.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, credit losses, estimates of inventory net realizable value, the valuation of deferred taxes, goodwill, intangible assets, operating lease right-of-use assets and property and equipment, along with the estimated useful lives assigned to these assets. Actual results could differ from those estimates.

Seasonality

The Company experiences certain effects of seasonality with respect to its business. The Company generally experiences greater sales during its third fiscal quarter, primarily driven by holiday season sales.

Revenue Recognition

The Company accounts for contracts with its customers when there is approval and commitment from both parties, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for goods or services. The Company recognizes retail store revenues when control of the product is transferred at the point of sale at Company owned stores, including concessions, net of estimated returns. Revenue from sales through the Company's e-commerce sites is recognized at the time of delivery to the customer, reduced by an estimate of returns. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, after merchandise is shipped and control of the underlying product is transferred to the Company's wholesale customers. To arrive at net sales for retail revenue, gross sales are reduced by actual customer returns as well as by a provision for estimated future customer returns, which is based on management's review of historical and future customer return expectations. Sales tax collected from retail customers is presented on a net basis and, as such, is excluded from revenue. To arrive at net sales for wholesale revenue, gross sales are reduced by provisions for estimated future returns, based on current expectations, as well as trade discounts, markdowns, allowances, operational chargebacks and certain cooperative selling expenses. These estimates are based on factors such as historical trends, actual and forecasted performance and current market conditions, which are reviewed by management on a quarterly basis.

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing the Company's trademarks at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geographic licensing agreements is recognized as it is earned under the licensing agreements based on reported sales of licensees applicable to specified periods, as outlined in the agreements. These agreements allow for the use of the Company's tradenames to sell its branded products in specific geographic regions.

The following table details the activity and balances of the Company's sales reserves for the fiscal years ended March 28, 2026, March 29, 2025, and March 30, 2024 (in millions):

	Balance Beginning of Year	Amounts Charged to Revenue	Write-offs Against Reserves	Balance at Year End
Total Sales Reserves:				
Fiscal Year Ended March 28, 2026	$ 59	$ 366	$ (362)	$ 63
Fiscal Year Ended March 29, 2025	$ 59	$ 365	$ (365)	$ 59
Fiscal Year Ended March 30, 2024	$ 65	$ 311	$ (317)	$ 59

Loyalty Program

The Company offers a loyalty program, which allows its Michael Kors North America customers to earn points on qualifying purchases toward monetary and non-monetary rewards, which may be redeemed for purchases at Michael Kors retail stores and e-commerce sites. The Company defers a portion of the initial sales transaction based on the estimated relative fair value of the benefits based on projected timing of future redemptions and historical activity. These amounts include estimated "breakage" for points that are not expected to be redeemed. The contract liability, net of an estimated "breakage," is recorded within accrued expenses and other current liabilities in the Company's consolidated balance sheets and is expected to be recognized within the next 12 months.

Advertising and Marketing Costs

Advertising and marketing costs are generally expensed when the advertisement is first exhibited and are recorded in selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive (loss) income. Advertising and marketing expense was $285 million, $298 million and $313 million in Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively.

Cooperative advertising expense, which represents the Company's participation in advertising expenses of its wholesale customers, is reflected as a reduction to revenue. Expenses related to cooperative advertising for Fiscal 2026, Fiscal 2025 and Fiscal 2024, were $6 million, $8 million and $5 million, respectively.

Shipping and Handling

Inbound freight expenses are recorded as part of cost of goods sold, along with product costs and other costs to acquire inventory. The costs of preparing products for sale, including warehousing expenses, are included in selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive (loss) income. Outbound freight expenses are recorded as part of selling, general and administrative expenses and include the costs of shipping products to the Company's e-commerce customers. Shipping and handling costs included within selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive (loss) income were $201 million, $228 million and $228 million for Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively. Shipping and handling costs charged to customers are included in total revenue.

U.S. Import Tariffs

On February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act ("IEEPA") does not provide the U.S. executive branch of government the authority to impose import tariffs, which invalidated the IEEPA tariffs imposed in April of 2025 (the "IEEPA Tariffs"). Following the Supreme Court's decision, the U.S. Court of International Trade ("CIT") ordered the United States Customs and Border Protection ("CBP") to begin providing refunds to all importers of record whose entries were subject to the IEEPA Tariffs. On April 20, 2026, the CBP launched its Consolidated Administration and Processing of Entries ("CAPE") system intended to automate and expedite the refund of the IEEPA Tariffs. Shortly after the launch of the CAPE system, the Company submitted its CAPE declaration for all entries currently eligible for CAPE.

During Fiscal 2026, the Company paid approximately $65 million of IEEPA Tariffs. The Company is accounting for the IEEPA Tariff refunds pursuant to ASC 410-30, Environmental Obligations. As of March 28, 2026, the Company intended to recover all the IEEPA Tariffs previously paid and has recorded an IEEPA Tariff refund receivable of $65 million. The IEEPA Tariff refund receivable is included within prepaid expenses and other current assets on the consolidated balance sheets. Of this total amount, $40 million was recorded as a reduction to Fiscal 2026 cost of goods sold and $25 million was recorded as a reduction to Inventory as of March 28, 2026.

Cash, Cash Equivalents and Restricted Cash

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Included in the Company's cash and cash equivalents as of March 28, 2026 and March 29, 2025 are credit card receivables of $18 million and $20 million, respectively, which generally settle within two to three business days.

A reconciliation of cash, cash equivalents and restricted cash as of March 28, 2026 and March 29, 2025 from the consolidated balance sheets to the consolidated statements of cash flows is as follows:

	Fiscal Years Ended	
	March 28, 2026	March 29, 2025
Reconciliation of cash, cash equivalents and restricted cash:		
Cash and cash equivalents	$ 135	$ 107
Restricted cash included within prepaid expenses and other current assets	10	9
Total cash, cash equivalents and restricted cash shown on the consolidated statements of cash flows from continuing operations	$ 145	$ 116

Inventories

Inventories primarily consist of finished goods with the exception of raw materials and work in process. The combined total of raw materials and work in process recorded on the Company's consolidated balance sheets was $20 million as of March 28, 2026 and $17 million as of March 29, 2025. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method. Costs include amounts paid to independent manufacturers, plus duties, tariffs and freight to bring the goods to the Company's warehouses, as well as shipments to stores. The Company continuously evaluates the composition of its inventory and makes adjustments when the cost of inventory is not expected to be fully recoverable. The net realizable value of the Company's inventory is estimated based on historical experience, current and forecasted demand and other market conditions. In addition, reserves for inventory losses are estimated based on historical experience and physical inventory counts. The Company's inventory reserves are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. The Company's historical estimates have not differed materially from actual results.

Store Pre-opening Costs

Costs associated with the opening of new retail stores and start up activities are expensed as incurred.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization (carrying value). Depreciation is recorded on a straight-line basis over the expected remaining useful lives of the related assets. Equipment and furniture and fixtures are depreciated over five to seven years, computer hardware and software are depreciated over three to five years. The Company's share of the cost of constructing in-store shop displays within its wholesale customers' floor-space ("shop-in-shops"), which is paid directly to third-party suppliers, is capitalized as property and equipment and is generally amortized over a useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated remaining useful lives of the related assets or the remaining lease term, including reasonably assured renewals. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes, in property and equipment, direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for its internal use. These costs are amortized over the estimated useful lives of the software, generally five years, except for ERP systems which have an estimated useful life of ten years. All costs incurred during the preliminary project stage, including project scoping and identification and testing of alternatives, are expensed as incurred.

Definite-lived Intangible Assets

The Company's definite-lived intangible assets consist of reacquired rights, customer relationships and trademarks which are stated at cost less accumulated amortization. The Company's customer relationships are amortized over five to eighteen years. Reacquired rights recorded in connection with the acquisition of Michael Kors (HK) Limited and Subsidiaries are amortized through March 31, 2041, the original expiration date of the Michael Kors license agreement in the Greater China region.

Long-lived Assets

The Company evaluates all long-lived assets, including operating lease right-of-use assets, property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. For the purposes of impairment testing, the Company groups long-lived assets at the lowest level of identifiable cash flow. Leasehold improvements are typically amortized over the term of the store lease, including reasonably assured renewals and the shop-in-shops are amortized over a useful life of three to five years. The Company's impairment testing is based on its best estimate of the future operating cash flows. If the sum of the estimated undiscounted future cash flows associated with the asset is less than the asset's carrying value, the Company would recognize an impairment charge, which is measured as the amount by which the carrying value exceeds the fair value of the asset. The fair values determined by management require significant judgment and include certain assumptions regarding future sales and expense growth rates, discount rates and estimates of real estate market fair values. As such, these estimates may differ from actual results and are affected by future market and economic conditions.

During Fiscal 2026, Fiscal 2025 and Fiscal 2024, the Company recorded impairment charges of $40 million, $61 million and $32 million, respectively, which were primarily related to operating lease right-of-use assets and fixed assets of retail store locations. Refer to Note 9 - "Property and Equipment, Net" and Note 15 - "Fair Value Measurements" for additional information.

Goodwill and Indefinite-lived Intangible Assets

The Company records intangible assets based on their fair value on the date of acquisition. Goodwill is recorded as the difference between the fair value of the purchase consideration and the fair value of the net identifiable tangible and intangible assets acquired. The brand intangible assets recorded in connection with the acquisitions of Jimmy Choo were determined to be indefinite-lived intangible assets, which are not subject to amortization. The Company performs an impairment assessment of goodwill, as well as the Jimmy Choo brand intangible assets on an annual basis, or whenever impairment indicators exist. In the absence of any impairment indicators, goodwill and the Jimmy Choo brand are assessed for impairment during the fourth quarter of each fiscal year. Judgments regarding the existence of impairment indicators are based on various factors, including but not limited to, market conditions and operational performance of the business.

The Company may assess its goodwill and its brand intangible assets for impairment initially using a qualitative approach to determine whether it is more likely than not that the fair value of these assets is greater than their carrying value. When performing a qualitative test, the Company assesses various factors, including industry and market conditions, macroeconomic conditions and performance of its businesses. If the results of the qualitative assessment indicate that it is more likely than not that the goodwill and other indefinite-lived intangible assets are impaired, a quantitative impairment analysis is performed to determine if impairment is required. The Company may also elect to perform a quantitative analysis of goodwill and its indefinite-lived intangible assets initially rather than using a qualitative approach.

The impairment testing for goodwill is performed at the reporting unit level. The Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, it engages independent third-party valuation specialists. To determine the fair value of a reporting unit, the Company uses a combination of the income and market approaches, when applicable. The Company believes the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation. If the fair value of a reporting unit exceeds the related carrying value, the reporting unit's goodwill is considered not to be impaired and no further testing is performed. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recorded for the difference. These valuations are affected by certain estimates, including future revenue growth rates, future operating expense growth rates, gross margins, discount rates and market multiples. Future events could cause us to conclude that impairment indicators exist and goodwill may be impaired.

When performing a quantitative impairment assessment of brand intangible assets, the fair value of the Jimmy Choo brand is estimated using a discounted cash flow analysis based on the "relief from royalty" method, assuming that a third-party would be willing to pay a royalty in lieu of ownership for this intangible asset. This approach is dependent on many factors, including estimates of future revenue growth rates, royalty rates and discount rates. Actual future results may differ from these estimates. An impairment loss is recognized when the estimated fair value of the brand intangible assets is less than its carrying amount.

During the fourth quarter of Fiscal 2026, the Company performed its annual goodwill and indefinite-lived intangible asset impairment analysis. Based on a qualitative impairment assessment of the goodwill for the Michael Kors reporting units, the Company concluded that it is not more likely than not that the fair values were less than its carrying values and, therefore, were not impaired. Based on the results of quantitative assessments of the Jimmy Choo reporting units' goodwill and brand indefinite-lived intangible assets, the Company determined that the fair value exceeded the related carrying values and therefore were not impaired. Refer to Note 10 - "Intangible Assets and Goodwill" for additional information.

In Fiscal 2025, the Company recorded goodwill impairment charges of $66 million related to the Jimmy Choo Wholesale reporting unit and $15 million related to the Jimmy Choo Retail and Wholesale brand intangible assets. In Fiscal 2024, the Company recorded goodwill impairment charges of $192 million related to the Jimmy Choo Retail and Wholesale reporting units and $70 million related to the Jimmy Choo Retail and Wholesale brand intangible assets. The impairment charges were recorded within impairment of assets on the Company's consolidated statements of operations and comprehensive (loss) income for the fiscal years ended March 29, 2025 and March 30, 2024. Refer to Note 10 - "Intangible Assets and Goodwill" for information relating to the Company's annual impairment analysis performed during Fiscal 2026, Fiscal 2025 and Fiscal 2024.

It is possible that the Company's conclusions regarding impairment or recoverability of goodwill or other indefinite-lived intangible assets could change in future periods if, for example, (i) the Company's businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions, (iii) business conditions or strategies change from current assumptions, (iv) discount rates change, (v) market multiples change or (vi) the identification of the Company's reporting units change, among other factors. Such changes could result in future impairment charges to goodwill and/or other indefinite-lived intangible assets.

Insurance

The Company uses a combination of third-party insurance coverage and self-insurance programs, including a wholly-owned captive insurance entity, to mitigate certain risks, including workers' compensation and employee-related health care benefits. The Company also maintains stop-loss coverage with third-party insurers to limit its exposure arising from certain claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted cost for self-insured claims incurred using actuarial assumptions, historical loss experience, actual payroll and other data. Although the Company believes that it can reasonably estimate losses related to these claims, actual results could differ from these estimates.

The Company also maintains other types of customary business insurance policies, including general liability, directors and officers, marine transport and inventory and business interruption insurance. Insurance recoveries represent gain contingencies and are recorded upon actual settlement with the insurance carrier.

Share-based Compensation

The Company grants share-based awards to certain employees and directors of the Company. The closing market price of the Company's shares on the date of grant is used to determine the grant date fair value of restricted shares, time-based restricted share units ("RSUs") and performance-based RSUs. These fair values are recognized as expense over the requisite service period, net of estimated forfeitures, based on expected attainment of pre-established performance goals for performance grants, or the passage of time for those grants which have only time-based vesting requirements.

Foreign Currency Translation and Transactions

The financial statements of the majority of the Company's foreign subsidiaries are measured using the local currency as the functional currency. The Company's functional currency is the United States dollar ("USD") for Capri and its United States based subsidiaries. Assets and liabilities are translated using period-end exchange rates, while revenues and expenses are translated using average exchange rates over the reporting period. The resulting translation adjustments are recorded separately in shareholders' equity as a component of accumulated other comprehensive (loss) income. Foreign currency income and loss resulting from the re-measuring of transactions denominated in a currency other than the functional currency of a particular entity are included in foreign currency (gain) loss on the Company's consolidated statements of operations and comprehensive (loss) income.

Derivative Financial Instruments

Forward Foreign Currency Exchange Contracts

The Company uses forward foreign currency exchange contracts to manage its exposure to fluctuations in foreign currencies for certain transactions. The Company, in its normal course of business, enters into transactions with foreign suppliers and seeks to minimize risks related to these transactions. The Company employs these forward contracts to hedge the Company's cash flows, as they relate to transactions denominated in foreign currencies. Certain of these contracts are designated as hedges for accounting purposes, while others may remain undesignated. All of the Company's derivative instruments are recorded in the Company's consolidated balance sheets at fair value on a gross basis, regardless of their hedge designation.

The Company designates certain contracts related to the purchase of inventory that qualify for hedge accounting as cash flow hedges. Formal hedge documentation is prepared for all derivative instruments designated as hedges, including a description of the hedged transaction, the hedging instrument and the risk being hedged. The changes in the fair value for contracts designated as cash flow hedges are recorded in equity as a component of accumulated other comprehensive (loss) income until the hedged item affects earnings. When the inventory related to forecasted inventory purchases that are being hedged is sold to a third-party, the gains or losses deferred in accumulated other comprehensive (loss) income are recognized within cost of goods sold. The Company uses regression analysis to assess effectiveness of derivative instruments that are designated as hedges, which compares the change in the fair value of the derivative instrument to the change in the related hedged item. If the hedge is no longer expected to be highly effective, future changes in the fair value are recognized in earnings. For those contracts that are not designated as hedges, changes in the fair value are recorded to foreign currency (gain) loss in the Company's consolidated statements of operations and comprehensive (loss) income. The Company classifies cash flows relating to its forward foreign currency exchange contracts related to the purchase of inventory consistently with the classification of the hedged item, within cash flows from operating activities.

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In order to mitigate counterparty credit risk, the Company only enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term less than 12 months. The period of these contracts is directly related to the transactions they are intended to hedge.

Net Investment Hedges

The Company also uses cross currency swap agreements to hedge its net investments in foreign operations against future volatility in the exchange rates between different currencies. The Company has elected the spot method of designating these contracts under ASU 2017-12, "*Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,*" and has designated these contracts as net investment hedges. The net gain or loss on the net investment hedge is reported within foreign currency translation adjustments ("CTA"), as a component of accumulated other comprehensive (loss) income on the Company's consolidated balance sheets. Interest accruals and coupon payments are recognized directly in interest (income) expense, net, in the Company's consolidated statements of operations and comprehensive (loss) income. Upon discontinuation of a hedge, all previously recognized amounts remain in CTA until the net investment is sold or liquidated.

Interest Rate Swap Agreements

The Company also uses interest rate swap agreements to hedge the variability of its cash flows resulting from floating interest rates on the Company's borrowings. When an interest rate swap agreement qualifies for hedge accounting as a cash flow hedge, the changes in the fair value are recorded in equity as a component of accumulated other comprehensive (loss) income and are reclassified into interest (income) expense, net, in the same period during which the hedged transactions affect earnings.

Fair Value Hedges

When a cross-currency swap is designated as a fair value hedge and qualifies as highly effective, it will be recorded at fair value each period on the Company's consolidated balance sheets, with the difference resulting from the changes in the spot rate recognized in foreign currency (gain) loss on the Company's consolidated statements of operations and comprehensive (loss) income, which will offset the earnings impact of the original transaction being hedged. If the fair value hedge is terminated and the underlying intercompany loans are settled, the accumulated other comprehensive income ("AOCI") remaining from the hedge at the time of termination will be reclassified to foreign currency (gain) loss on the Company's consolidated statements of operations and comprehensive (loss) income.

Income Taxes

Deferred income tax assets and liabilities provide for temporary differences between the tax bases and financial reporting bases of the Company's assets and liabilities using the tax rates and laws in effect for the periods in which the differences are expected to reverse. The Company periodically assesses the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards are dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. The Company periodically reviews the recoverability of its deferred tax assets and provides valuation allowances, as deemed necessary, to reduce deferred tax assets to amounts that more-likely-than-not will be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if the Company's estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

The Company recognizes the impact of an uncertain income tax position taken on its income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed at least quarterly and adjustments are made as events occur that warrant adjustments for those positions. The Company records interest expense and penalties payable to relevant tax authorities as income tax expense.

Leases

The Company leases retail stores, office space and warehouse space under operating lease agreements that expire at various dates through September 2043. The Company's leases generally have terms of up to ten years, generally require fixed rent payments and may require the payment of additional rent if store sales exceed negotiated amounts. Although most of the Company's equipment is owned, the Company has limited equipment leases that expire on various dates through December 2029. The Company acts as sublessor in certain leasing arrangements, primarily related to closed stores under its restructuring initiatives. Fixed sublease payments received are recognized on a straight-line basis over the sublease term. The Company determines the sublease term based on the date it provides possession to the subtenant through the expiration date of the sublease.

The Company recognizes operating lease right-of-use assets and lease liabilities at the lease commencement date, based on the present value of fixed lease payments over the expected lease term. The Company uses its incremental borrowing rates to determine the present value of fixed lease payments based on the information available at the lease commencement date, as the rate implicit in the lease is not readily determinable for the Company's leases. The Company's incremental borrowing rates are based on the term of the leases, the economic environment of the leases and reflect the expected interest rate it would incur to borrow on a secured basis. Certain leases include one or more renewal options, generally for the same period as the initial term of the lease. The exercise of lease renewal options is generally at the Company's sole discretion and as such, the Company typically determines that exercise of these renewal options is not reasonably certain. As a result, the Company generally does not include the renewal option period in the expected lease term and the associated lease payments are not included in the measurement of the operating lease right-of-use asset and lease liability. Certain leases also contain termination options with an associated penalty. Generally, the Company is reasonably certain not to exercise these options and as such, they are not included in the determination of the expected lease term. The Company recognizes operating lease expense on a straight-line basis over the lease term.

Leases with an initial lease term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for its short-term leases on a straight-line basis over the lease term.

The Company's leases generally provide for payments of non-lease components, such as common area maintenance, real estate taxes and other costs associated with the leased property. The Company accounts for lease and non-lease components of its real estate leases together as a single lease component and, as such, includes fixed payments of non-lease components in the measurement of the operating lease right-of-use assets and lease liabilities for its real estate leases. Variable lease payments, such as percentage rent based on store sales, periodic adjustments for inflation, reimbursement of real estate taxes, any variable common area maintenance and any other variable costs associated with the leased property, are expensed as incurred as variable lease costs and are not recorded on the balance sheet. The Company's lease agreements do not contain any material residual value guarantees or material restrictions or covenants.

Debt Issuance Costs and Unamortized Discounts

The Company defers debt issuance costs directly associated with acquiring third-party financing. These debt issuance costs and any discounts on issued debt are amortized on a straight-line basis, which approximates the effective interest method, as interest expense over the term of the related indebtedness. Deferred financing fees associated with the Company's Revolving Credit Facilities are primarily recorded within other assets in the Company's consolidated balance sheets. Deferred financing fees and unamortized discounts associated with the Company's other borrowings are primarily recorded as an offset to long-term debt in the Company's consolidated balance sheets. Refer to Note 13 - "Debt Obligations" for additional information.

Net Income (Loss) per Share

The Company's basic net income (loss) per ordinary share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that would occur if RSUs or any other potentially dilutive instruments, including share option grants, were converted or exercised into ordinary shares. These potentially dilutive securities are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods. Performance-based RSUs are included in diluted shares if the related performance conditions are considered satisfied as of the end of the reporting period and to the extent they are dilutive under the treasury stock method.

The components of the calculation of basic net income (loss) per ordinary share and diluted net income (loss) per ordinary share are as follows (in millions, except share and per share data):

		Fiscal Years Ended				
		March 28, 2026		March 29, 2025		March 30, 2024
Numerator:						
Net income (loss) from continuing operations	$	80	$	(526)	$	13
Less: Net income attributable to noncontrolling interest from continuing operations		1		3		—
Net income (loss) attributable to Capri from continuing operations	$	79	$	(529)	$	13
Net income (loss) from discontinued operations, net of tax	$	58	$	(653)	$	(242)
Less: Net income attributable to noncontrolling interest from discontinued operations		—		—		—
Net income (loss) attributable to Capri from discontinued operations		58		(653)		(242)
Net income (loss) attributable to Capri	$	137	$	(1,182)	$	(229)
Denominator:						
Basic weighted average shares		119,309,284		118,256,350		117,014,420
Weighted average dilutive share equivalents:						
Share options, restricted stock units, and performance restricted stock units		539,077		—		1,043,386
Diluted weighted average shares		119,848,361		118,256,350		118,057,806
Net income (loss) per ordinary share attributable to Capri:						
Basic from continuing operations	$	0.65	$	(4.47)	$	0.11
Basic from discontinued operations		0.49		(5.53)		(2.07)
Basic per ordinary share [1]	$	1.14	$	(10.00)	$	(1.96)
Diluted from continuing operations	$	0.65	$	(4.47)	$	0.11
Diluted from discontinued operations		0.49		(5.53)		(2.07)
Diluted per ordinary share [1]	$	1.14	$	(10.00)	$	(1.96)

[1]   Basic and diluted per share amounts are calculated using unrounded numbers.

Share equivalents of 1,584,994 shares and 1,112,025 shares for Fiscal 2026 and Fiscal 2024, respectively, have been excluded from the above calculation due to their anti-dilutive effect.

Diluted net loss per share for Fiscal 2025 excluded all potentially dilutive shares outstanding due to the net loss attributable to Capri from continuing operations for the period.

Noncontrolling Interest

The Company owns a 75% interest in MK (Panama) Holdings, S.A. and subsidiaries (a Michael Kors Latin America joint venture) and a 49% interest in JC Gulf Trading LLC (a Jimmy Choo EMEA joint venture), which are fully consolidated. Noncontrolling interest represents the portion of equity interests not owned by the Company related to these consolidated affiliates.

Recently Adopted Accounting Pronouncements

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", to enhance transparency and decision usefulness of income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The Company adopted the update on a prospective basis beginning with its Fiscal 2026 annual consolidated financial statements. Refer to Note 19 - "Income Taxes" for the Company's disclosures relating to this update.

Recently Issued Accounting Pronouncements

The Company has considered all new accounting pronouncements and, other than the recent pronouncements discussed below, has concluded that there are no new pronouncements that may have a material impact on the Company's results of operations, financial condition or cash flows based on current information.

Reporting Comprehensive Income—Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)", which requires public entities to disaggregate specific types of expenses, including disclosures for purchases of inventory, employee compensation, depreciation, and intangible asset amortization, as well as selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. Interim disclosures are required for periods within annual periods beginning after December 15, 2027. Prospective application is required, and retrospective application is permitted. Early adoption is also permitted. The Company is currently assessing the impact of the requirements on its consolidated financial statements and disclosures.

Tax Legislation

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act of 2025 ("OBBBA") which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act ("Jobs Act"). Based upon the Company's analysis, the OBBBA did not have a material impact on the Company's consolidated financial statements.

4. Discontinued Operations

On April 10, 2025, the Company and Prada entered into the Purchase Agreement whereby Prada agreed to acquire certain subsidiaries of the Company which operate the Company's Versace business for an aggregate purchase price of $1.375 billion in cash, subject to certain adjustments, including for net indebtedness, working capital and transaction expenses. On December 2, 2025 (the "Closing Date"), the Company completed the sale of its Versace business for gross cash proceeds of $1.395 billion based on an estimated closing statement. After giving effect to certain benefits the purchaser will receive pursuant to the Purchase Agreement and the Transition Services Agreement ("TSA"), the Company's net consideration from the Versace divestiture was approximately $1.365 billion. Based on the provisions of the Purchase Agreement, Prada delivered an initial closing statement within 90 days of the Closing Date, including net working capital, net indebtedness, cash and certain other post-closing adjustments which is under review. Once the initial closing statement becomes final and binding, the Company will adjust the cash proceeds and record an adjustment to the gain on sale for any difference from the estimated closing statement.

The Company previously determined that the sale of the Versace business represented a strategic shift and the Company concluded that it met the held-for-sale and discontinued operations accounting criteria during the first quarter of Fiscal 2026. Accordingly, the Company reported the results of the Versace business as discontinued operations in its consolidated statements of operations and presented the related assets and liabilities as held for sale in its consolidated balance sheets. These changes have been applied to all periods presented as applicable. Cash flows from the Company's discontinued operations are presented as such in the consolidated statements of cash flows for all periods presented.

Additionally, as of April 10, 2025, in accordance with ASC 360, Property, Plant and Equipment, the Company stopped recording depreciation and amortization of Versace's long-lived tangible, intangible and operating lease right-of-use assets.

The following table represents the carrying amounts of the major classes of assets and liabilities classified as held for sale in the consolidated balance sheet as of March 29, 2025 (in millions):

	March 29, 2025
Cash and cash equivalents	$ 59
Receivables, net	62
Inventories, net	168
Prepaid expenses and other current assets	53
Current assets held for sale	342
Property and equipment, net	120
Operating lease right-of-use assets	388
Intangible assets, net	534
Goodwill	489
Other assets	63
Noncurrent assets held for sale	1,594
Total assets held for sale	$ 1,936
Accounts payable	$ 106
Accrued payroll and payroll related expenses	28
Accrued income taxes	2
Short-term operating lease liabilities	101
Accrued expenses and other current liabilities	67
Current liabilities held for sale	304
Long-term operating lease liabilities	439
Deferred tax liabilities	106
Long-term debt	10
Other long-term liabilities	20
Noncurrent liabilities held for sale	575
Total liabilities held for sale	$ 879

The operating results of discontinued operations only reflect revenues and expenses that are directly attributable to the Versace business through the Closing Date that were removed from continuing operations. Discontinued operations do not include any allocation of corporate overhead expense. The following table presents the major components of discontinued operations, net of income taxes, in the Company's consolidated statements of operations and comprehensive (loss) income (in millions):

| | Fiscal Years Ended | | |
	March 28, 2026	March 29, 2025	March 30, 2024
Total revenue	$ 592	$ 821	$ 1,030
Cost of goods sold	173	246	306
Selling, general and administrative expenses	398	583	652
Depreciation and amortization	5	61	56
Impairment of assets	—	655	283
Restructuring and other expense	5	2	33
Other income, net	(44)	—	4
Foreign currency gain	(5)	(1)	—
Income (loss) from discontinued operations before income taxes	60	(725)	(304)
Provision (benefit) for income taxes	2	(72)	(62)
Net income (loss) from discontinued operations, net of tax	$ 58	$ (653)	$ (242)

The Company recognized a preliminary gain on sale of $45 million, which is recorded in other (income) expense, net, as part of discontinued operations in the Company's consolidated statements of operations and comprehensive (loss) income during the fiscal year ended March 28, 2026. The Company included the cash proceeds received from the sale in net cash used in investing activities of discontinued operations within the consolidated statements of cash flows.

The following table presents the details of the gain on the sale of the Versace business as of the Closing Date (in millions):

Cash consideration, net	$ 1,365
Transaction expenses	(15)
Carrying value of net assets sold	(1,266)
Gain on sale before reclassification of foreign currency translation	84
Reclassification of foreign currency translation	(39)
Gain on sale	$ 45

The sale of the Versace business resulted in a capital loss for income tax purposes. As the Company maintains a full valuation allowance on its net deferred tax assets, a valuation allowance of $127 million was also recorded against the entire deferred tax asset generated from the sale resulting in no net impact to the tax provision during the period.

In addition, the Company agreed to provide certain transition services to Versace pursuant to the TSA. Income related to the TSA is presented in continuing operations within other (income) expense, net, of approximately $4 million on the Company's consolidated statements of operations and comprehensive (loss) income for the fiscal year ended March 28, 2026 with all related costs presented within selling, general and administrative expenses.

5. Revenue Recognition

The Company accounts for contracts with its customers when there is approval and commitment from both parties, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for goods or services.

The Company sells its products through three primary channels of distribution: retail, wholesale and licensing. Within the retail and wholesale channels, substantially all of the Company's revenues consist of sales of products that represent a single performance obligation where control transfers at a point in time to the customer. For licensing arrangements, royalty and advertising revenue is recognized over time based on access provided to the Company's brands.

The Company has chosen to apply the practical expedient allowing it to not disclose the amount of the transaction price allocated to remaining performance obligations that have an expected duration of 12 months or less.

Retail

The Company generates sales through directly operated stores and e-commerce sites throughout the Americas (United States, Canada and Latin America), certain parts of EMEA (Europe, Middle East and Africa) and certain parts of Asia (Asia and Oceania). Retail revenue is recognized when control of the product is transferred at the point of sale at Company owned stores, including concessions. For e-commerce transactions, control is transferred and revenue is recognized when products are delivered to the customer. To arrive at net sales for retail, gross sales are reduced by actual customer returns, as well as by a provision for estimated future customer returns.

Sales tax collected from retail customers are presented on a net basis and, as such, are excluded from revenue. Shipping and handling costs that are billed to customers are included in net sales, with the related costs recorded in cost of goods sold. Shipping and handling costs that are not billed to customers are accounted for as fulfillment costs.

Gift Cards. The Company sells gift cards that can be redeemed for merchandise, resulting in a contract liability upon issuance. Revenue is recognized when a gift card is redeemed or upon "breakage" for the estimated portion of gift cards that are not expected to be redeemed. "Breakage" revenue is calculated under the proportional redemption methodology, which considers the historical patterns of redemption in jurisdictions where the Company is not required to remit the value of the unredeemed gift cards as unclaimed property. The Company anticipates that substantially all of its outstanding gift cards will be redeemed within the next 12 months. The contract liability related to gift and retail store credits, net of estimated "breakage", was $10 million as of both March 28, 2026 and March 29, 2025, and is included in accrued expenses and other current liabilities in the Company's consolidated balance sheets.

Loyalty Program. The Company offers a loyalty program, which allows its Michael Kors North America customers to earn points on qualifying purchases toward monetary and non-monetary rewards, which may be redeemed for purchases at Michael Kors retail stores and e-commerce sites. The Company defers a portion of the initial sales transaction based on the estimated relative fair value of the benefits based on projected timing of future redemptions and historical activity. These amounts include estimated "breakage" for points that are not expected to be redeemed.

Wholesale

The Company's products are sold primarily to major department stores, specialty stores and travel retail shops throughout the Americas, EMEA and Asia. The Company also has arrangements where its products are sold to geographic licensees in certain parts of EMEA, Asia and South America. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, when merchandise is shipped and control of the underlying product is transferred to the Company's wholesale customers. To arrive at net sales for wholesale, gross sales are reduced by provisions for estimated future returns, as well as trade discounts, markdowns, allowances, operational chargebacks and certain cooperative selling expenses. These estimates are developed based on historical trends, actual and forecasted performance and market conditions, and are reviewed by management on a quarterly basis. Unfulfilled, non-cancelable purchase orders for products from wholesale customers (including the Company's geographic licensees) are expected to be fulfilled within the next 12 months.

Licensing

The Company provides its third-party licensees with the right to access its Michael Kors and Jimmy Choo trademarks under product and geographic licensing arrangements. Under product licensing arrangements, the Company allows third-parties to manufacture and sell luxury goods, including watches and jewelry, fragrances and eyewear, using the Company's trademarks. Under geographic licensing arrangements, third party licensees receive the right to distribute and sell products bearing the Company's trademarks in retail and/or wholesale channels within certain geographical areas, including Brazil, the Middle East, Eastern Europe, South Africa and certain parts of Asia.

The Company recognizes royalty revenue and advertising contributions based on the percentage of sales made by the licensees. Advertising contributions are received to support the Company's branded advertising and marketing campaigns and are viewed as part of a single performance obligation with the right to access the Company's trademarks. Royalty revenue generated from licensees, which includes contributions for advertising, may be subject to contractual minimum levels, as defined in the contract. Such minimums are generally fixed annually, based on the previous year's sales. Licensing revenue is based on reported current period sales of licensed products at rates that are specified in the license agreements for contracts that are expected to exceed the related guaranteed minimums. If the Company expects the minimum guaranteed amounts to exceed amounts calculated based on actual sales, the guaranteed minimums are recognized ratably over the contractual year to which they relate. The Company's guaranteed minimum royalty amounts due from licensees relate to contractual periods that do not exceed 12 months.

Sales Returns

For the sale of goods with a right of return, the Company recognizes revenue for the consideration for which it expects to be entitled and a refund liability for the amount it expects to refund to its customers within accrued expenses and other current liabilities. The refund liability is estimated based on management's review of historical and current customer returns for its retail and wholesale customers, estimated future returns, adjusted for non-resalable products. The Company also considers its product strategies, as well as the financial condition of its customers, store closings by wholesale customers, changes in the retail environment and other macroeconomic factors. The Company recognizes an asset with a corresponding adjustment to cost of sales for the right to recover the products from its retail and wholesale customers. The refund liability recorded as of March 28, 2026 was $26 million, and the related asset for the right to recover returned product as of March 28, 2026 was $7 million. The refund liability recorded as of March 29, 2025 was $25 million, and the related asset for the right to recover returned product as of March 29, 2025 was $6 million.

Contract Balances

The Company's contract liabilities are recorded within accrued expenses and other current liabilities and other long-term liabilities in its consolidated balance sheets depending on the short- or long-term nature of the payments to be recognized. The Company's contract liabilities primarily consist of gift card liabilities, advanced payments from product licensees and loyalty program liabilities. Total contract liabilities were $11 million and $14 million as of March 28, 2026 and March 29, 2025, respectively. During Fiscal 2026 and Fiscal 2025, the Company recognized $14 million and $16 million in revenue, respectively, relating to contract liabilities that existed at March 29, 2025 and March 30, 2024, respectively. There were no material contract assets recorded as of March 28, 2026 and March 29, 2025.

There were no changes in historical variable consideration estimates that were materially different from actual results.

Disaggregation of Revenue

The following table presents the Company's segment revenue disaggregated by geographic location (in millions):

		Fiscal Years Ended				
		March 28, 2026		March 29, 2025		March 30, 2024
Michael Kors - the Americas	$	1,854	$	2,051	$	2,298
Michael Kors - EMEA		712		665		791
Michael Kors - Asia		308		300		433
Total Michael Kors revenue		**2,874**		**3,016**		**3,522**
Jimmy Choo - the Americas		175		168		176
Jimmy Choo - EMEA		291		287		266
Jimmy Choo - Asia		134		150		176
Total Jimmy Choo revenue		**600**		**605**		**618**
Total - the Americas		2,029		2,219		2,474
Total - EMEA		1,003		952		1,057
Total - Asia		442		450		609
Total revenue	$	**3,474**	$	**3,621**	$	**4,140**

6. Leases

The following table presents supplemental balance sheet information related to leases (in millions):

	Balance Sheet Location		March 28, 2026		March 29, 2025
Assets					
Operating leases	Operating lease right-of-use assets	$	854	$	825
Liabilities					
Current:					
Operating leases	Short-term portion of operating lease liabilities	$	233	$	249
Non-current:					
Operating leases	Long-term portion of operating lease liabilities	$	830	$	814

The components of lease costs, net, for the fiscal year ended March 28, 2026 and March 29, 2025 were as follows (in millions):

	Consolidated Statement of Operations and Comprehensive Income (Loss) Location		March 28, 2026		March 29, 2025
Operating lease cost	Selling, general and administrative expenses	$	278	$	273
Variable lease cost	Selling, general and administrative expenses		120		148
Short-term lease cost	Selling, general and administrative expenses		1		2
Sublease income	Selling, general and administrative expenses		(6)		(8)
Total lease cost, net		$	393	$	415

The following table presents the Company's supplemental cash flow information related to leases (in millions):

	March 28, 2026		March 29, 2025	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows used in operating leases	$	354	$	349
Non-cash transactions:				
Lease assets obtained in exchange for new lease liabilities	$	310	$	159

The following tables summarizes the weighted average remaining lease term and weighted average discount rate related to the Company's operating lease right-of-use assets and lease liabilities recorded on the balance sheets as of March 28, 2026 and March 29, 2025:

	March 28, 2026	March 29, 2025
Operating leases:		
Weighted average remaining lease term (years)	6.1	6.3
Weighted average discount rate	5.3 %	5.1 %

At March 28, 2026, the future minimum lease payments under the terms of these noncancelable operating lease agreements are as follows (in millions):

	March 28, 2026	
Fiscal 2027	$	287
Fiscal 2028		236
Fiscal 2029		191
Fiscal 2030		138
Fiscal 2031		97
Thereafter		318
Total lease payments		1,267
Less: interest		(204)
Total lease liabilities	$	1,063

At March 28, 2026, the future minimum sublease income under the terms of these noncancelable operating lease agreements are as follows (in millions):

	March 28, 2026	
Fiscal 2027	$	8
Fiscal 2028		6
Fiscal 2029		3
Fiscal 2030		3
Fiscal 2031		2
Thereafter		—
Total sublease income	$	22

Additionally, the Company had approximately $27 million and $16 million of future payment obligations related to executed lease agreements for which the related lease has not yet commenced as of March 28, 2026 and March 29, 2025, respectively.

Refer to Note 3 - "Summary of Significant Accounting Policies" for additional information on the Company's accounting policies related to leases.

7. Receivables, net

Receivables, net, consist of (in millions):

	March 28, 2026	March 29, 2025
Trade receivables [1]	$ 238	$ 237
Receivables due from licensees	19	20
	257	257
Less: allowances	(46)	(42)
Total receivables, net	$ 211	$ 215

[1] As of March 28, 2026 and March 29, 2025, $67 million and $55 million of trade receivables were insured, respectively.

Receivables are presented net of allowances for discounts, markdowns, operational chargebacks and credit losses. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on wholesale customers' sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in revenues.

The Company's allowance for credit losses is determined through analysis of periodic aging of receivables and assessments of collectability based on an evaluation of historic and anticipated trends, the financial condition of the Company's customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

Allowance for credit losses was $17 million and $13 million as of March 28, 2026 and March 29, 2025, respectively. The Company had net credit losses of $7 million, $7 million and $3 million for Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively. In Fiscal 2026, the Company recorded a net incremental allowance for credit losses of $11 million due to a wholesale customer filing a voluntary petition for reorganization under Chapter 11 under U.S. Bankruptcy Code.

8. Concentration of Credit Risk, Major Customers and Suppliers

Financial instruments that subject the Company to concentration of credit risk are cash and cash equivalents, derivatives and receivables. As part of its ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. The Company mitigates its risk by depositing cash and cash equivalents in major financial institutions. The Company also mitigates its credit risk by monitoring credit limits for its customers and obtaining insurance coverage for a portion of its receivables (refer to Note 7 - "Receivables"). The Company is also exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In order to mitigate counterparty credit risk, the Company only enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure.

No individual customer accounted for 10% or more of the Company's total revenues during Fiscal 2026, Fiscal 2025 or Fiscal 2024.

The Company contracts for the purchase of finished goods principally with independent third-party contractors, whereby the contractor is generally responsible for all manufacturing processes. Although the Company does not have any long-term agreements with any of its manufacturing contractors, the Company believes it has mutually satisfactory relationships with them. The Company allocates product manufacturing among agents and contractors based on their capabilities, the availability of production capacity, quality, pricing and delivery. The inability of certain contractors to provide needed services on a timely basis could adversely affect the Company's operations and financial condition. For Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively, one contractor accounted for approximately 14% of the Company's total finished goods purchases, based on dollar volume.

The Company also has relationships with various agents who source finished goods with numerous contractors on behalf of its Michael Kors brand. For Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively, one agent sourced approximately 14% of Michael Kors finished goods, based on dollar volume.

9. Property and Equipment, net

Property and equipment, net, consists of (in millions):

	March 28, 2026	March 29, 2025
Leasehold improvements	$ 341	$ 408
Computer equipment and software	264	284
Furniture and fixtures	157	153
Equipment	105	104
Building	62	57
In-store shops	26	26
Land	19	18
Total property and equipment, gross	974	1,050
Less: accumulated depreciation and amortization	(627)	(675)
Subtotal	347	375
Construction-in-progress	24	18
Total property and equipment, net	$ 371	$ 393

Depreciation and amortization of property and equipment for the fiscal years ended March 28, 2026, March 29, 2025, and March 30, 2024 totaled $92 million, $105 million and $105 million, respectively. During Fiscal 2026, Fiscal 2025 and Fiscal 2024, the Company recorded property and equipment impairment charges of $9 million, $12 million and $4 million, respectively, primarily related to the Company's retail store locations. Refer to Note 15 - "Fair Value Measurements" for information related to property and equipment impairment charges.

10. Intangible Assets and Goodwill

The following table details the carrying values of the Company's intangible assets other than goodwill (in millions):

	March 28, 2026			March 29, 2025		
	Gross Carrying Amount	Accumulated Amortization/Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization/Impairment	Net Carrying Amount
Definite-lived intangible assets:						
Reacquired rights	$ 400	$ 158	$ 242	$ 400	$ 142	$ 258
Trademarks	23	23	—	23	23	—
Customer relationships [1]	220	109	111	214	94	120
Total definite-lived intangible assets	643	290	353	637	259	378
Indefinite-lived intangible assets:						
Jimmy Choo brand [1] [2]	567	358	209	562	358	204
Total indefinite-lived intangible assets	567	358	209	562	358	204
Total intangible assets, excluding goodwill	$ 1,210	$ 648	$ 562	$ 1,199	$ 617	$ 582

[1] The change in the carrying value since March 29, 2025 relates to the impact of foreign currency translation adjustments.
[2] As of March 28, 2026, the Company had accumulated impairment charges of $358 million related to its Jimmy Choo brand intangible assets.

Reacquired rights relate to the Company's reacquisition of the rights to use the Michael Kors trademarks and to import, sell, advertise and promote certain of its products in the previously licensed territories in the Greater China region which are being amortized through March 31, 2041, the expiration date of the former licensing agreement. Amortization expense for the Company's definite-lived intangibles was $29 million, $27 million and $27 million, respectively, for each of the fiscal years ended March 28, 2026, March 29, 2025 and March 30, 2024.

Indefinite-lived intangible assets other than goodwill included the Jimmy Choo brand, which was recorded in connection with the acquisition of Jimmy Choo, and has an indefinite life as it is essential to the Company's ability to operate the business for the foreseeable future.

Estimated amortization expense for each of the next five years is as follows (in millions):

Fiscal 2027	$	29
Fiscal 2028		29
Fiscal 2029		29
Fiscal 2030		29
Fiscal 2031		29
Fiscal 2032 and thereafter		208
Total	$	353

The future amortization expense above reflects weighted-average estimated remaining useful lives of fifteen years for reacquired rights and nine years for customer relationships.

The following table details the changes in goodwill for each of the Company's reportable segments (in millions):

	Michael Kors	Jimmy Choo	Total
Balance at March 30, 2024	$ 120	$ 133	$ 253
Acquisition [1]	—	9	9
Impairment charges [2]	—	(66)	(66)
Foreign currency translation	—	3	3
Balance at March 29, 2025	$ 120	$ 79	$ 199
Acquisition	—	—	—
Impairment charges [2]	—	—	—
Foreign currency translation	—	3	3
Balance at March 28, 2026	$ 120	$ 82	$ 202

[1]   On May 2, 2024, the Company completed the Sicla Acquisition for cash consideration of $9 million, net of cash acquired. The acquired identifiable assets and liabilities net to a nominal amount, with $9 million recognized in goodwill allocated to the Jimmy Choo reportable segment.
[2]   As of March 28, 2026, the Company had accumulated impairment charges of $605 million related to its Jimmy Choo reporting units.

The Company's goodwill and its Jimmy Choo brand are not subject to amortization but are evaluated for impairment annually in the last quarter of each fiscal year, or whenever impairment indicators exist. During the fourth quarter of Fiscal 2026, the Company performed its annual goodwill and indefinite-lived intangible asset impairment analysis.

The Company performed its goodwill impairment assessment for its Michael Kors reporting units using a qualitative assessment. Based on the results of the Company's qualitative impairment assessment, the Company concluded that it is not more likely than not that the fair value of each of the Michael Kors' reporting units was less than their carrying values and, therefore, were not impaired.

The Company performed its annual goodwill impairment analysis for the Jimmy Choo reporting units, electing to bypass the qualitative assessment and proceeding directly to the quantitative impairment analysis using a combination of income and market approaches to estimate the fair value of the brand's reporting units. The Company also elected to perform a quantitative impairment analysis for the Jimmy Choo brand indefinite-lived intangible asset using an income approach to estimate its fair value. Based on the results of these assessments, the Company determined there was no impairment for Jimmy Choo as the fair value of the reporting units goodwill and brand indefinite-lived intangible assets exceeded their related carrying amounts.

In Fiscal 2025, the Company recorded goodwill impairment charges of $66 million related to the Jimmy Choo Wholesale reporting unit and $15 million related to the Jimmy Choo Retail and Wholesale brand intangible assets. In Fiscal 2024, the Company recorded goodwill impairment charges of $192 million related to the Jimmy Choo Retail and Wholesale reporting units and $70 million related to the Jimmy Choo Retail and Wholesale brand intangible assets. The impairment charges were recorded within impairment of assets on the Company's consolidated statement of operations and comprehensive (loss) income for the fiscal years ended March 29, 2025 and March 30, 2024, respectively. Refer to Note 15 - "Fair Value Measurements" for additional information.

11. Other Current Assets and Other Current Liabilities

Prepaid expenses and other current assets consist of the following (in millions):

	March 28, 2026		March 29, 2025
Prepaid taxes	$	88	$	65
U.S. import tariff receivables		65	—
Interest receivable related to hedges		20	36
Prepaid contracts		18	20
Restricted cash		10	9
Other accounts receivables		4	8
Other prepaid expenses and current assets		21	18
Total prepaid expenses and other current assets	$	226	$	156

Accrued expenses and other current liabilities consist of the following (in millions):

	March 28, 2026		March 29, 2025
Other taxes payable	$	33	$	32
Short-term derivative liability		30	14
Return liabilities		26	25
Accrued advertising and marketing		24	28
Professional services		20	16
Accrued capital expenditures		18	9
Accrued e-commerce		15	15
Accrued purchases and samples		14	21
Retail store expense accrual		12	15
Accrued rent [(1)]		11	16
Gift and retail store credits		10	10
Deferred income		3	1
Other accrued expenses and current liabilities		35	31
Total accrued expenses and other current liabilities	$	251	$	233

[(1)] The accrued rent balance relates to variable lease payments.

12. Restructuring and Other Expense

Restructuring Charges - Global Optimization Plan

As previously announced during the fourth quarter of Fiscal 2024, the Board of Directors of the Company approved a Global Optimization Plan in order to streamline the Company's operating model, maximize efficiency and support long-term profitable growth.

During Fiscal 2026, the Company closed 30 retail stores which have been incorporated into the Global Optimization Plan, which concluded as of the second quarter of Fiscal 2026. During Fiscal 2025 and Fiscal 2024, the Company closed 71 and 7 of its retail stores, respectively, which have been incorporated into the Global Optimization Plan. Net restructuring charges recorded in connection with the Global Optimization Plan during Fiscal 2026 was $15 million, primarily related to lease terminations and severance costs in connection with this program. Net restructuring charges recorded in connection with the Global Optimization Plan during Fiscal 2025 was $5 million, primarily related to severance and store closure costs, partially offset by gains on lease terminations. During Fiscal 2024, net restructuring charges were $15 million primarily related to severance and store closure costs.

The below table presents a roll forward of the Company's restructuring liability related to its Global Optimization Plan (in millions):

	Severance and benefit costs		Lease-related and other costs		Total	
Balance at March 29, 2025	$	4	$	—	$	4
Additions charged to expense		5		15 [1]		20
Payments		(9)		(15)		(24)
Balance at March 28, 2026	$	—	$	—	$	—

[1] Excludes $6 million of gains on lease terminations and store closure costs related to operating lease right-of-use assets recorded within restructuring and other expense on the consolidated statements of operations and comprehensive (loss) income for the fiscal year ended March 28, 2026.

Other Charges

There were no other costs recorded during Fiscal 2026 and Fiscal 2025. During Fiscal 2024, the Company recorded net restructuring income of $15 million primarily related to a $10 million gain on the sale of a long-lived corporate asset and gains on store closures.

13. Debt Obligations

The following table presents the Company's debt obligations (in millions):

	March 28, 2026		March 29, 2025
Revolving Credit Facility	$ 340	$	755
2025 Term Loans	—		712
Other	17		29
Total debt	357		1,496
Less: Unamortized debt issuance costs	—		6
Total carrying value of debt	357		1,490
Less: Short-term debt	14		24
Total long-term debt	$ 343	$	1,466

2025 Credit Facilities

On February 4, 2025 (the "Closing Date"), the Company entered into the Amended and Restated Credit Agreement with, among others, JPMorgan Chase Bank, N.A., as administrative agent, which amended and restated the Company's existing credit agreement, dated as of July 1, 2022 (as previously amended, the "Existing Credit Agreement"). The Amended and Restated Credit Agreement provides for senior secured credit facilities in the aggregate principal amount of the United States dollar equivalent of $2.2 billion (the "2025 Credit Facilities"), under which the Company, a U.S. subsidiary of the Company, a Canadian subsidiary of the Company and a Swiss subsidiary of the Company are borrowers, and which will be guaranteed by the borrowers and certain other subsidiaries of the Company (the "Guarantees"). The 2025 Credit Facilities mature on July 1, 2027.

Pursuant to the Amended and Restated Credit Agreement, the obligations under the 2025 Credit Facilities are secured by liens on substantially all of the assets of the Company and its U.S. subsidiaries that are borrowers and guarantors, excluding real property and other customary exceptions, and substantially all of the registered intellectual property of the Company and its subsidiaries. With respect to certain non-ordinary course asset sales, the Company may elect to reinvest the net cash proceeds from such sales in the business of the Company and its subsidiaries, and to the extent it does not do so, the Company is required to apply such net cash proceeds to prepay the 2025 Term Loans, subject to certain thresholds and exceptions. The 2025 Term Loans were also required to be prepaid with the net cash proceeds of any indebtedness for borrowed money that is not permitted under the Amended and Restated Credit Agreement, as well as from certain equity issuances by the Company.

In accordance with the prepayment terms under the Amended and Restated Credit Agreement, the Company used a portion of the cash proceeds received in connection with the completion of the Versace sale to prepay the outstanding balances under the 2025 Term Loans. Due to this extinguishment of the 2025 Term Loans, the Company recognized $4 million of related debt issuance costs within the Company's consolidated statements of operations and comprehensive income (loss) for the fiscal year ended March 28, 2026, as a component of interest income, net.

The 2025 Credit Facilities was previously comprised of (i) a $700 million senior secured term loan facility comprised of (a) a $392 million tranche of term loans in United States dollars (the "USD Term Loans"), which was fully drawn by Michael Kors (USA), Inc. on the Closing Date, and (b) a €296 million tranche of term loans in Euro equal to $320 million at the time of closing (the "Euro Term Loans," and together with the USD Term Loans, the "2025 Term Loans"), which were fully drawn by Michael Kors (Switzerland) GmbH on the Closing Date, and (ii) the existing $1.5 billion revolving credit facility (the "Revolving Credit Facility") as provided under the Existing Credit Agreement, which may be denominated in United States dollars and other currencies, including Euros, Canadian Dollars, Pounds Sterling, Japanese Yen and Swiss Francs, and which includes sub-facilities for the issuance of letters of credit up to $125 million and swing line loans at the administrative agent's discretion of up to $100 million. Following the prepayment and extinguishment of the 2025 Term Loans, the Revolving Credit Facility represents the only remaining outstanding credit arrangement under the 2025 Credit Facilities with available borrowing capacity as of March 28, 2026.

The 2025 Credit Facilities provide for an annual administration fee and the Revolving Credit Facility provides for an unused commitment fee equal to 7.5 basis points to 17.5 basis points per annum, based on the Company's public debt ratings and/or net leverage ratio, applied to the average daily unused amount of the Revolving Credit Facilities, which was 15.0 basis points as of March 28, 2026. Borrowings under the 2025 Credit Facilities may be prepaid and commitments may be terminated or reduced by the borrowers without premium or penalty other than customary "breakage" costs.

The 2025 Credit Facilities also permit certain working capital facilities between the Company or any of its subsidiaries, on the one hand, and a lender or an affiliate of a lender under the 2025 Credit Facilities, on the other, to be guaranteed under the Guarantees, and permit certain swap obligations and banking services obligations owing to, supply chain financings with, and up to $100 million outstanding principal amount of bilateral letters of credit and bank guarantees issued by, a lender or an affiliate of a lender to be guaranteed and secured under the Guarantees and collateral documents.

The Amended and Restated Credit Agreement continues to require the Company to maintain a net leverage ratio as of the end of each fiscal quarter of no greater than 4.0 to 1; provided, that on no more than two occasions, if the Company consummates a material acquisition, the Company may elect to increase the covenant level to 4.5 to 1 for the four fiscal quarter period commencing with the fiscal quarter in which such material acquisition is consummated. Such net leverage ratio is calculated as the ratio of the sum of total indebtedness, plus the capitalized amount of all operating lease obligations, as of the date of the measurement, minus unrestricted cash and cash equivalents not to exceed $200 million, to Consolidated EBITDAR. The Amended and Restated Credit Agreement also includes customary covenants that limit additional indebtedness, liens, acquisitions and other investments, dispositions, restricted payments and affiliate transactions. The Amended and Restated Credit Agreement contains events of default customary for financings of this type, including, but not limited to, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy or insolvency, certain events under the Employee Retirement Income Security Act, material judgments, actual or asserted failure of any guaranty or collateral document supporting the 2025 Credit Facilities to be in full force and effect, and changes of control. If such an event of default occurs and is continuing, the lenders under the 2025 Credit Facilities would be entitled to take various actions, including, but not limited to, terminating the commitments and accelerating amounts outstanding under the 2025 Credit Facilities and exercising remedies against collateral.

The Company had $340 million and $755 million of borrowings outstanding under the Revolving Credit Facility as of March 28, 2026 and March 29, 2025, respectively. In addition, stand-by letters of credit of $1 million were outstanding as of March 28, 2026 and March 29, 2025, respectively. At March 28, 2026 and March 29, 2025, the amount available for future borrowings under the Revolving Credit Facility were $1.159 billion and $744 million, respectively.

The Company had $2 million and $3 million of deferred financing fees related to the Revolving Credit Facility as of March 28, 2026 and March 29, 2025, respectively, and are recorded within other assets in the Company's consolidated balance sheets.

As of March 28, 2026, the Company was in compliance with all covenants related to the 2025 Credit Facilities.

Supplier Financing Program

The Company offers a supplier financing program which enables the Company's inventory suppliers, at their sole discretion, to sell their receivables (i.e., the Company's payment obligations to suppliers) to a financial institution on a non-recourse basis in order to be paid earlier than current payment terms provide. The Company's obligations, including the amount due and scheduled payment dates, which generally do not exceed 90 days, are not impacted by a suppliers' decision to participate in this program. The Company does not reimburse suppliers for any costs they incur to participate in the program and their participation is voluntary. The amount outstanding under this program as of March 28, 2026 and March 29, 2025 were $14 million and $24 million, respectively, and is presented as short-term debt on the Company's consolidated balance sheets.

The following table presents a rollforward of the Company's supplier financing program activities (in millions):

	March 28, 2026		March 29, 2025	
Obligations outstanding, beginning of year	$	24	$	11
Invoices added during the year		94		149
Invoices settled during the year		(104)		(136)
Obligations outstanding, end of year	$	14	$	24

Japan Credit Facility

As of March 28, 2026, the Company's subsidiary in Japan had a short term credit facility ("Japan Credit Facility") with Mitsubishi UFJ Financial Group ("MUFJ"), which may be used to fund general working capital needs of Michael Kors Japan K.K., subject to the bank's discretion. The Japan Credit Facility is in effect until the Company's decides to terminate the revolving line of credit. The Japan Credit Facility provides Michael Kors Japan K.K. with a revolving credit line of up to ¥1.0 billion ($6 million). The Japan Credit Facility bears interest at the Tokyo Interbank Offered Rate ("TIBOR") plus 60 basis points two business days prior to the date of borrowing or the date of interest renewal. As of March 28, 2026 and March 29, 2025, there were no borrowings outstanding under the Japan Credit Facility.

Hong Kong Credit Facilities

As of March 28, 2026, the Company's Hong Kong subsidiary, Michael Kors (HK) Limited and Subsidiaries ("MK Hong Kong"), had an uncommitted credit facility ("HK HSBC Credit Facility") with HSBC Bank ("HSBC"), which may be used to fund general working capital needs of MK Hong Kong through March 2027 subject to HSBC's discretion. The HK Credit Facility provides MK Hong Kong with a revolving line of credit of up to 25 million Hong Kong dollars ($3 million), which includes bank guarantees of up to 10 million Hong Kong dollars ($1 million). Borrowings under the HK HSBC Credit Facility must be made in increments of at least 5 million Hong Kong dollars and bear interest at the Hong Kong Interbank Offered Rate ("HIBOR") plus 200 basis points. As of March 28, 2026 and March 29, 2025, there were no borrowings outstanding under the HK HSBC Credit Facility.

As of March 28, 2026, the Company's Hong Kong subsidiary, MK Hong Kong, had a short-term credit facility ("HK SCB Credit Facility") with Standard Charter Bank ("SCB"), which may be used to fund general working capital needs, not to exceed 12 months. The HK SCB Credit Facility is in effect through November 2026. The HK SCB Credit Facility provides MK Hong Kong with a revolving loan of up to 20 million Hong Kong dollars ($3 million). Borrowings under the HK SCB Credit Facility bear interest at 1.5% per annum at the time of borrowing. As of March 28, 2026 and March 29, 2025, there were no borrowings outstanding under the HK SCB Credit Facility.

China Credit Facilities

As of March 28, 2026, the Company's subsidiary in China, Michael Kors Trading (Shanghai) Company Limited ("MK Shanghai"), had a short-term credit facility ("China HSBC Credit Facility") with HSBC, which may be used to fund general working capital needs, not to exceed 12 months. The China Credit Facility is in effect through August 2026. The China HSBC Credit Facility provides MK Shanghai with a Revolving Loan Facility of up to RMB 65 million ($9 million), which includes a revolving loan of RMB 35 million ($5 million), an overdraft facility with a credit line of RMB 10 million ($1 million) and a non-financial bank guarantee facility of RMB 20 million ($3 million) or its equivalent in another currency, at lender's discretion. Borrowings under the China HSBC Credit Facility bear interest at the MK Shanghai rate plus 42 basis points. As of March 28, 2026 and March 29, 2025, there were no borrowings outstanding under the China HSBC Credit Facility.

As of March 28, 2026, the Company's subsidiary in China, MK Shanghai, had a short-term credit facility ("China SCB Credit Facility") with SCB, which may be used to fund general working capital needs, not to exceed 12 months. The China SCB Credit Facility is in effect through January 2027. The China SCB Credit Facility provides MK Shanghai with a Revolving Loan Facility of up to RMB 30 million ($4 million), which includes a revolving loan of RMB 20 million ($3 million) and a bank guarantee with a sublimit of the revolving loan of RMB 10 million ($1 million). Borrowings under the China SCB Credit Facility bear interest at the MK Shanghai rate plus 15 basis points. As of March 28, 2026 and March 29, 2025, there were no borrowings outstanding under the China SCB Credit Facility.

14. Commitments and Contingencies

Commitments

The Company has issued stand-by letters of credit to guarantee certain of its retail and corporate operating lease commitments, aggregating $23 million at March 28, 2026, including $1 million in letters of credit issued under the 2025 Revolving Credit Facilities.

Other Commitments

As of March 28, 2026, the Company also has other contractual commitments aggregating $894 million, which consist of debt obligations of $357 million, inventory purchase commitments of $470 million and other contractual obligations of $67 million, which primarily relate to the Company's marketing and advertising obligations, information technology agreements and supply agreements.

Long-term Employment Contract

The Company has an employment agreement with the Chief Creative Officer of the Michael Kors brand that provides for continuous employment through the date of the officer's death or permanent disability at an annual salary of $1 million. In addition to salary, the agreement provides for an annual bonus and other employee related benefits.

Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Refer to Item 3. - "Legal Proceedings" for additional information.

15. Fair Value Measurements

Financial assets and liabilities are measured at fair value using the three-level valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in the valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs based on a company's own assumptions about market participant assumptions based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At March 28, 2026 and March 29, 2025, the fair values of the Company's derivative contracts were determined using broker quotations, which were calculations derived from observable market information: the applicable currency rates at the balance sheet date and those forward rates particular to the contract at inception. The Company makes no adjustments to these broker obtained quotes or prices, but assesses the credit risk of the counterparty and would adjust the provided valuations for counterparty credit risk when appropriate. The fair value of the Company's derivative instruments are included in prepaid expenses and other current assets, other assets, accrued expenses and other current liabilities and in other long-term liabilities on the consolidated balance sheets depending on whether they represent assets or liabilities of the Company and based on the maturity date of each individual derivative contract. Refer to Note 16 - "Derivative Financial Instruments" for further detail.

All derivative contracts are measured and recorded at fair value on a recurring basis and are categorized in Level 2 of the fair value hierarchy, as shown in the following table (in millions):

	Fair value at March 28, 2026, using:			Fair value at March 29, 2025, using:		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets:						
Forward foreign currency exchange contracts	$ —	$ 2	$ —	$ —	$ 2	$ —
Total derivative assets	$ —	$ 2	$ —	$ —	$ 2	$ —
Derivative liabilities:						
Forward foreign currency exchange contracts	$ —	$ —	$ —	$ —	$ 2	$ —
Net investment hedges	—	840	—	—	289	—
Total derivative liabilities	$ —	$ 840	$ —	$ —	$ 291	$ —

The Company's debt obligations are recorded on its consolidated balance sheets at carrying values, which may differ from the related fair values. The fair value of the Company's debt is estimated using external pricing data, including any available quoted market prices and based on other debt instruments with similar characteristics. Borrowings under revolving credit facilities, if outstanding, are recorded at carrying value, which approximates fair value due to the frequent nature of such borrowings and repayments. Refer to Note 13 - "Debt Obligations" for detailed information related to the carrying values of the Company's outstanding debt. The following table summarizes the carrying values and estimated fair values of the Company's debt, based on Level 2 measurements (in millions):

	March 28, 2026		March 29, 2025	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Revolving Credit Facility	$ 340	$ 340	$ 755	$ 755
2025 Term Loans	$ —	$ —	$ 706	$ 699

The Company's cash and cash equivalents, accounts receivable and accounts payable are recorded at carrying value which approximates fair value.

Non-Financial Assets and Liabilities

The Company's non-financial assets include goodwill, intangible assets, operating lease right-of-use assets and property and equipment. Such assets are reported at their carrying values and are not subject to recurring fair value measurements. The Company's goodwill and indefinite-lived intangible assets are assessed for impairment at least annually, while its other long-lived assets, including operating lease right-of-use assets, property and equipment and definite-lived intangible assets, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The Company determines the fair values of these assets based on Level 3 measurements using the Company's best estimates of the amount and timing of future discounted cash flows, based on historical experience, market conditions, current trends and performance expectations. Refer to Note 3 - "Summary of Significant Accounting Policies" for additional information.

The Company recorded $40 million, $142 million, and $292 million of impairment charges during Fiscal 2026, Fiscal 2025, and Fiscal 2024, respectively. The following table details the carrying values and fair values of the Company's assets that have been impaired (in millions):

	Carrying Value Prior to Impairment	Fair Value	Impairment Charge [1]
Fiscal 2026:			
Operating Lease Right-of-Use Assets	$ 69	$ 38	$ 31
Property and Equipment	13	4	9
Total	$ 82	$ 42	$ 40
Fiscal 2025:			
Brands	$ 213	$ 198	$ 15
Goodwill	159	93	66
Operating Lease Right-of-Use Assets	89	40	49
Property and Equipment	17	5	12
Total	$ 478	$ 336	$ 142
Fiscal 2024:			
Goodwill	$ 549	$ 357	$ 192
Brands	285	215	70
Operating Lease Right-of-Use Assets	52	24	28
Property and Equipment	5	1	4
Total	$ 891	$ 597	$ 294

[1] Includes $2 million of impairment charges that were recorded within restructuring and other charges related to the Company's Global Optimization Plan during Fiscal 2024.

16. Derivative Financial Instruments

Forward Foreign Currency Exchange Contracts

As of March 29, 2025, the Company had $50 million in notional of EUR/USD designated forward contracts outstanding. During Fiscal 2026, the Company entered into multiple EUR/USD forward contracts with notional amounts of $138 million and, as of March 28, 2026, the Company had $108 million in notional of designated forward foreign currency exchange contracts outstanding.

On December 2, 2025, in relation to the proceeds received from the sale of Versace, the Company entered into a forward foreign currency exchange contract with a notional amount of €324 million to mitigate the foreign currency exchange risk arising from an intercompany transaction. This was a short term derivative contract which was settled on January 27, 2026. The Company did not designate this derivative for hedge accounting and recognized a $2 million gain within foreign currency (gain) loss in the Company's consolidated statements of operations and comprehensive income (loss) during the fiscal year ended March 28, 2026.

Net Investment Hedges

As of March 29, 2025, the Company had $3.5 billion of hedges outstanding to hedge its net investment in Swiss Franc ("CHF") denominated subsidiaries, of which the Company will exchange monthly and semi-annual fixed rate payments on United States dollar notional amounts for fixed rate payments of 0.0% in CHF. During the first and second quarters of Fiscal 2026, the Company modified multiple fixed-to-fixed cross-currency swap agreements with aggregate notional amounts of $950 million and $275 million, respectively, of which the Company will exchange monthly fixed rate payments on United States dollar notional amounts for fixed rate payments of 0.0% in CHF. As of March 28, 2026, the Company had $3.5 billion of outstanding hedges to hedge its net investment in CHF denominated subsidiaries. These contracts have maturity dates between March 2027 and May 2045 and are designated as net investment hedges.

Certain of these contracts are supported by credit support annexes ("CSA") which provide for collateral exchange with the earliest effective date being June 2030. At the effective date of the respective CSA, if the fair value of a derivative contract exceeds a certain threshold governed by the aforementioned CSAs, either party is required to post cash collateral.

As of March 28, 2026 and March 29, 2025, the Company had $2.364 billion of fixed-to-fixed cross-currency hedges outstanding related to its net investment in Euro denominated subsidiaries, of which the Company will exchange monthly fixed rate payments on United States dollar notional amounts for fixed rate payments of 0.0% in EUR. During the third and fourth quarters of Fiscal 2026, the Company modified multiple fixed-to-fixed cross-currency swap agreements with aggregate notional amounts of $350 million of which the Company will exchange monthly fixed rate payments on United States dollar notional amounts for fixed rate payments of 0.0% in EUR, respectively. These contracts have maturity dates between December 2027 and July 2031 and have been designated as net investment hedges.

The Company recorded interest income of $140 million, $117 million and $95 million during the fiscal years ended March 28, 2026, March 29, 2025, and March 30, 2024, respectively.

Interest Rate Swaps

During the second quarter of Fiscal 2025, the Company entered into multiple interest rate swaps with aggregate notional amounts of €800 million. The swaps were designed to mitigate the impact of adverse interest rate fluctuations for a portion of the Company's variable rate debt. €500 million of the total interest rate swaps entered into relate to the Company's Senior Revolving Credit Facility expiring July 2027. The remaining €300 million of the interest rate swaps entered into related to the Company's previously outstanding Versace Term Loan. During the fourth quarter of Fiscal 2025, the Company terminated these interest rate swaps to coincide with the Company's debt refinancing and paid $13 million. As of March 28, 2026 and March 29, 2025, the Company did not have any interest rate swap agreements outstanding.

During the fiscal year ended March 28, 2026, the Company recognized $5 million of interest expense related to amortization of the fair value previously recorded as a component of accumulated other comprehensive (loss) income related to the terminated interest rate swaps. During the fiscal year ended March 29, 2025, the Company recorded $1 million of interest income related to this agreement. During the fiscal year ended March 30, 2024, the Company did not have any interest rate swap agreements.

In conjunction with the prepayment of the 2025 Term Loans, the Company released into earnings the remaining unamortized component of accumulated other comprehensive (loss) income related to the terminated interest rate swaps. Accordingly, the Company recognized approximately $7 million of expense within interest (income) expense, net, in the Company's consolidated statements of operations and comprehensive income (loss) for the fiscal year ended March 28, 2026.

Fair Value Hedges

The Company is exposed to transaction risk from foreign currency exchange rate fluctuations with respect to various cross-currency intercompany loans which will impact earnings on a consolidated basis. To manage the foreign currency exchange rate risk related to these balances, the Company had previously entered into cross-currency swap agreements to hedge its exposure from Euro denominated intercompany loans on GBP denominated subsidiaries. As of March 28, 2026 and March 29, 2025, there were no fair value hedges outstanding.

In the fourth quarter of Fiscal 2024, the Company settled its Euro denominated intercompany loan and recognized $14 million of foreign currency loss within the Company's consolidated statements of operations and comprehensive (loss) income from AOCI. The Company recorded a foreign currency gain of $28 million in foreign currency loss within the Company's consolidated statements of operations and comprehensive (loss) income during Fiscal 2024 from the GBP Fair Value Hedge which offset translation losses from the underlying transaction.

The Company only enters into derivative instruments with highly credit-rated counterparties and does not enter into derivative contracts for trading or speculative purposes.

The following table details the fair value of the Company's derivative contracts, which are recorded on a gross basis in the consolidated balance sheets as of March 28, 2026 and March 29, 2025 (in millions):

| | Notional Amounts | | Fair Value | | | |
| | | | Assets | | Liabilities | |
	March 28, 2026	March 29, 2025	March 28, 2026	March 29, 2025	March 28, 2026	March 29, 2025
Designated forward foreign currency exchange contracts	$ 108	$ 50	$ 2 [1]	$ —	$ —	$ 2 [2]
Designated net investment hedges	5,864	5,864	—	—	840 [3]	289 [3]
Total	$ 5,972	$ 5,914	$ 2	$ —	$ 840	$ 291

[1] Recorded within prepaid expenses and other current assets in the Company's consolidated balance sheets.
[2] Recorded within accrued expenses and other current liabilities on the Company's consolidated balance sheets.
[3] As of March 28, 2026, the Company recorded $30 million within accrued expenses and other current liabilities and $810 million within other long-term liabilities on the Company's consolidated balance sheets. As of March 29, 2025, the Company recorded $12 million within accrued expenses and other current liabilities and $277 million within other long-term liabilities on the Company's consolidated balance sheets.

The Company records and presents the fair value of its derivative assets and liabilities on its consolidated balance sheets on a gross basis, as shown in the above table. However, if the Company were to offset and record the asset and liability balances for its derivative instruments on a net basis in accordance with the terms of its master netting arrangements, which provide for the right to set-off amounts for similar transactions denominated in the same currencies and with the same banks, the resulting impact as of March 28, 2026 and March 29, 2025 would be as follows (in millions):

| | Forward Currency Exchange Contracts | | Net Investment Hedges | |
	March 28, 2026	March 29, 2025	March 28, 2026	March 29, 2025
Assets subject to master netting arrangements	$ 2	$ —	$ —	$ —
Liabilities subject to master netting arrangements	$ —	$ 2	$ 840	$ 289
Derivative assets, net	$ 2	$ —	$ —	$ —
Derivative liabilities, net	$ —	$ 2	$ 840	$ 289

As of March 28, 2026, the Company's master netting arrangements do not require cash collateral to be pledged by the Company or its counterparties.

The following tables summarize the gains and losses recognized within the consolidated statements of operations and comprehensive (loss) income related to the Company's hedge contracts for Fiscal 2026, Fiscal 2025 and Fiscal 2024 (in millions):

| | Fiscal Years Ended | | | |
	March 28, 2026	March 29, 2025	March 30, 2024	Location of (Gains) Losses Recognized
Designated forward foreign currency exchange contracts	$ 4	$ —	$ (4)	Cost of goods sold
Designated interest rate swaps	$ 12	$ —	$ —	Interest income, net
Designated fair value hedges	$ —	$ —	$ 14	Foreign currency loss

The following table summarizes the pre-tax impact of the losses recorded to other comprehensive income ("OCI") related to the Company's designated hedges (in millions):

| | Fiscal Years Ended | | |
| | March 28, 2026 | March 29, 2025 | March 30, 2024 |
	Pre-Tax Losses Recognized in OCI	Pre-Tax Losses Recognized in OCI	Pre-Tax Losses Recognized in OCI
Designated forward foreign currency exchange contracts	$ (1)	$ —	$ —
Designated net investment hedges	$ (551)	$ (129)	$ (17)
Designated interest rate swaps	$ —	$ (12)	$ —
Designated fair value hedges	$ —	$ —	$ (8)

Refer to Note 3 - "Summary of Significant Accounting Policies" for additional information about our accounting policies for derivative financial instruments.

17. Shareholders' Equity

Share Repurchase Program

On November 9, 2022, the Company announced its Board of Directors approved a two-year share repurchase program to purchase up to $1.0 billion of its outstanding ordinary shares, which expired on November 9, 2024. Share repurchases were permitted to be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under the Company's insider trading policy and other relevant factors. However, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, the Company was prohibited from repurchasing its ordinary shares other than the acceptance of Company ordinary shares as payment of the exercise price of Company options or for withholding taxes with respect of Company equity awards. Accordingly, the Company did not repurchase any of its ordinary shares during the pendency of the Merger Agreement through the expiration date of the share repurchase program.

On November 4, 2025, the Company announced the Board of Directors approved a three-year share repurchase program of up to $1.0 billion of its outstanding ordinary shares, which was implemented during the fourth quarter of Fiscal 2026. Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under the Company's insider trading policy and other relevant factors. The program may be suspended or discontinued at any time. During Fiscal 2026, the Company repurchased 3,993,203 shares through open market transactions with a fair value of $79 million as part of this program. As of March 28, 2026, the remaining availability under this share repurchase program was $921 million.

The Company also has in place a "withhold to cover" repurchase program, which allows the Company to withhold ordinary shares from certain employees and directors to satisfy minimum tax withholding obligations relating to the vesting of their restricted share awards. During Fiscal 2026 and Fiscal 2025, the Company withheld 114,769 shares and 117,710 shares, respectively, with a fair value of $2 million and $4 million, respectively, in satisfaction of minimum tax withholding obligations relating to the vesting of restricted share awards.

Accumulated Other Comprehensive Income

The following table details changes in the components of AOCI, net of taxes, for Fiscal 2026, Fiscal 2025 and Fiscal 2024 (in millions):

	Foreign Currency Translation Gain (Loss) [1]	Net Gain (Loss) on Derivatives [2]	Other Comprehensive Income (Loss) Attributable to Capri
Balance at April 1, 2023	$ 143	$ 4	$ 147
Other comprehensive income (loss) before reclassifications	18	(14)	4
Loss reclassified from AOCI to earnings	—	10	10
Other comprehensive income (loss), net of tax	18	(4)	14
Balance at March 30, 2024	161	—	161
Other comprehensive loss before reclassifications	(94)	(10)	(104)
Loss reclassified from AOCI to earnings	—	—	—
Other comprehensive loss, net of tax	(94)	(10)	(104)
Balance at March 29, 2025	67	(10)	57
Other comprehensive loss before reclassifications	(430)	(1)	(431)
Loss reclassified from AOCI to earnings	39	12	51
Other comprehensive (loss) income, net of tax	(391)	11	(380)
Balance at March 28, 2026	$ (324)	$ 1	$ (323)

[1] Foreign currency translation adjustments for Fiscal 2026 primarily include a $410 million loss, net of taxes of $141 million, relating to the Company's net investment hedges, as well as a net $20 million translation loss. Foreign currency translation adjustments for Fiscal 2025 primarily include a net $5 million translation loss, and a $89 million loss, net of taxes of $40 million, primarily relating to the Company's net investment hedges. Foreign currency translation adjustments for Fiscal 2024 primarily include a net $25 million translation gain, partially offset by a $7 million loss, net of taxes of $2 million, primarily relating to the Company's net investment hedges.

[2] Other comprehensive loss before reclassifications for Fiscal 2026 was primarily related to the Company's forward foreign currency exchange contracts, net of taxes. Reclassifications from AOCI into earnings for Fiscal 2026 were $8 million, net of taxes of $4 million, related to the Company's previously terminated interest rate swaps and $4 million, net of immaterial taxes, related to the Company's forward foreign currency exchange contracts for inventory purchases.

[3] Reclassifications from AOCI into earnings for Fiscal 2025 primarily relate to the Company's interest rate swaps, net of taxes of $2 million, and are recorded within interest (income) expense, net, in the Company's consolidated statements of operations and comprehensive (loss) income. Reclassifications from AOCI into earnings for Fiscal 2024 primarily include a $14 million loss related to the Company's GBP fair value hedge due to the settlement of the associated Euro denominated intercompany loans and are recorded within foreign currency (gain) loss in the Company's consolidated statements of operations and comprehensive (loss) income. This is partially offset by a $4 million gain related to the forward foreign currency exchange contracts for inventory purchases and are recorded within cost of goods sold in the Company's consolidated statements of operations and comprehensive (loss) income.

18. Share-Based Compensation

The Company grants equity awards to certain employees and directors of the Company at the discretion of the Company's Compensation and Talent Committee. On December 1, 2011, the Company adopted the Omnibus Incentive Plan (the "Incentive Plan") which allows for grants of share options, restricted shares, RSUs and other forms of equity compensation. On August 7, 2025, the Company's shareholders approved an amendment to the Incentive Plan to increase the number of ordinary shares authorized for issuance by 2,500,000 increasing the total authorized ordinary shares to 24,971,000. At March 28, 2026, there were 4,351,867 ordinary shares available for future grants of equity awards under the Incentive Plan. Option grants issued from the 2008 Plan generally expire seven years from the grant date.

Share Options

Share options are granted with exercise prices equal to the fair market value on the date of grant. Generally, options vest on a pro-rata basis over a four year service period. The following table summarizes the share options activity during Fiscal 2026, and information about options outstanding at March 28, 2026:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Outstanding at March 29, 2025	180,481	$ 67.52		
Granted	—	$ —		
Exercised	—	$ —		
Canceled/forfeited	(180,481)	$ 67.52		
Outstanding at March 28, 2026	—	$ —	—	$ —
Vested or expected to vest at March 28, 2026	—	$ —	—	
Vested and exercisable at March 28, 2026	—	$ —	—	$ —

There were no vested or unvested options outstanding at March 28, 2026. There were no options exercised during Fiscal 2026 and Fiscal 2025. As of March 28, 2026, there was no remaining unrecognized share-based compensation expense for unvested share options.

There were no options granted during Fiscal 2026, Fiscal 2025 or Fiscal 2024.

Restricted Awards

The Company grants RSUs at the fair market value on the grant date. The expense related to RSUs is based on the closing market price of the Company's shares on the date of grant and is recognized ratably over the vesting period, net of expected forfeitures.

The Company grants two types of RSUs: time-based RSUs and performance-based RSUs. Time-based RSUs generally vest in full on the first anniversary of the date of grant for the Company's independent directors, or in equal increments on each of the third or fourth anniversaries of the date of grant (unless the employee is retirement-eligible). Performance-based RSUs generally vest in full on the third anniversary of the date of grant, subject to the employee's continued employment during the vesting period and only if certain pre-established performance targets are met. Expense related to performance-based RSUs is recognized ratably over the performance period, net of forfeitures, based on the probability of attainment of the related performance targets. The potential number of shares that may be earned ranges from 0%, if the minimum level of performance is not attained, to 200%, if the level of performance is at or above the predetermined maximum achievement level.

The following table summarizes the RSU activity during Fiscal 2026:

	Service-based		Performance-based	
	Number of Restricted Share Units	Weighted Average Grant Date Fair Value	Number of Restricted Share Units	Weighted Average Grant Date Fair Value
Unvested at March 29, 2025	2,992,161	$ 33.68	162,954	$ 36.82
Granted	2,303,635	$ 18.05	—	$ —
Vested	(1,427,809)	$ 37.73	—	$ —
Canceled/forfeited	(1,258,280)	$ 29.64	—	$ —
Unvested at March 28, 2026	2,609,707	$ 19.62	162,954	$ 36.82

The total fair value of service-based RSUs vested during Fiscal 2026, Fiscal 2025 and Fiscal 2024 was $54 million, $64 million and $87 million, respectively. The total fair value of performance-based RSUs vested during Fiscal 2026, Fiscal 2025 and Fiscal 2024 were $0 million, $1 million and $0 million, respectively. As of March 28, 2026, the remaining unrecognized share-based compensation expense for unvested, service-based and performance-based RSU grants was $41 million and an immaterial amount, respectively, which is expected to be recognized over the related weighted-average period of approximately 2.0 years and 0.2 years.

Share-Based Compensation Expense

The following table summarizes compensation expense attributable to share-based compensation for Fiscal 2026, Fiscal 2025 and Fiscal 2024 (in millions):

	Fiscal Years Ended		
	March 28, 2026	March 29, 2025	March 30, 2024
Share-based compensation expense	$ 34	$ 50	$ 55
Tax benefits related to share-based compensation expense	$ 1	$ 6	$ 8

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rates. The estimated value of future forfeitures for equity awards as of March 28, 2026 is $4 million. There were no estimated forfeitures for performance-based RSUs.

19. Taxes

The Company is a United Kingdom ("U.K.") tax resident and is incorporated in the British Virgin Islands. Certain Capri subsidiaries are subject to taxation in the United Kingdom and the United States while various other Capri subsidiaries are subject to taxation in foreign jurisdictions and are aggregated in the "Other" caption below.

Income (loss) from continuing operations before income taxes consisted of the following (in millions):

	Fiscal Years Ended		
	March 28, 2026	March 29, 2025	March 30, 2024
United Kingdom	$ 55	$ 96	$ 38
United States	(66)	(136)	(25)
Other	118	38	8
Total income (loss) from continuing operations before income taxes	$ 107	$ (2)	$ 21

The provision for income taxes consisted of the following (in millions):

	Fiscal Years Ended		
	March 28, 2026	March 29, 2025	March 30, 2024
Current			
United Kingdom	$ 18 [1]	$ 61	$ 48
United States	(6)	3	17
Other	25	9	50
Total current provision for income taxes	37	73	115
Deferred			
United Kingdom	2	25	(45)
United States	1	227 [3]	(22)
Other	(13) [2]	199 [3]	(40)
Total deferred provision (benefit) for income taxes	(10)	451	(107)
Total provision for income taxes	$ 27	$ 524	$ 8

[1] Primarily relates to lower income in the U.K. attributable to the changes in global financing activities in Fiscal 2026.
[2] Primarily relates to the release of valuation allowance on deferred tax assets in Fiscal 2026.
[3] Primarily relates to the valuation allowance on deferred tax assets recorded in Fiscal 2025.

The Company's provision for income taxes for the fiscal year ended March 28, 2026 was different from the amount computed by applying the statutory U.K. income tax rate to the underlying income (loss) before provision for income taxes as a result of the following (dollars in millions):

	Fiscal Year Ended	
	March 28, 2026	
	Amount	% [1]
U.K. federal statutory tax rate	$ 27	25.0 %
Foreign tax effects (by jurisdiction):		
Australia		
Statutory tax rate difference between Australia and the U.K.	(2)	(1.5)%
Changes in valuation allowances	(2)	(1.8)%
Other adjustments	1	1.3 %
Canada		
Statutory tax rate difference between Canada and the U.K.	(2)	(1.5)%
China		
Changes in valuation allowances	(16)	(15.0)%
Return to provision	4	4.2 %
Germany		
Return to provision	2	1.5 %
Hong Kong		
Statutory tax rate difference between Hong Kong and the U.K.	(1)	(0.9)%
Changes in valuation allowances	7	6.6 %
Return to provision	3	2.3 %
Other adjustments	(1)	(0.9)%
Italy		
Nontaxable or nondeductible items	(5)	(5.4)%
Other adjustments	1	0.8 %
Luxembourg		
Return to provision	3	3.0 %
Netherlands		
Changes in valuation allowances	3	2.8 %
Other adjustments	(3)	(2.6)%
Switzerland		
Statutory tax rate difference between Switzerland and the U.K.	(9)	(8.6)%
Changes in valuation allowances	4	3.3 %
Nontaxable or nondeductible items	3	3.2 %
Return to provision	(4)	(3.6)%
Other adjustments	2	1.8 %
United States		
State and local income taxes, net of U.S. federal benefit	1	1.3 %
Changes in valuation allowances	14	12.9 %
Nontaxable or nondeductible items	7	6.3 %
Tax credits	(19)	(18.2)%
Other adjustments	2	2.3 %
Other foreign jurisdictions	3	2.7 %
Changes in valuation allowances	5	4.9 %
Nontaxable or nondeductible items	6	6.1 %
Changes in unrecognized tax benefits	(7)	(6.9)%
Effective income tax rate	$ 27	25.4 %

[1]   Tax rates are calculated using unrounded numbers.

The Company's provision for income taxes for the fiscal years ended March 29, 2025 and March 30, 2024 were different from the amount computed by applying the statutory U.K. income tax rates to the underlying income (loss) before provision for income taxes as a result of the following (dollars in millions):

| | Fiscal Years Ended | | | |
| | March 29, 2025 | | March 30, 2024 | |
	Amount	% [1]	Amount	% [1]
Provision for income taxes at the U.K. statutory tax rate	$ —	25.0 %	$ 5	25.0 %
Effects of global financing arrangements	(27)	NM	(30)	NM
Differences in tax effects on foreign income	(10)	NM	(19)	(90.2)%
Liability for uncertain tax positions	(48)	NM	(19)	(87.1)%
Effect of changes in valuation allowances on deferred tax assets [2]	544	NM	(8)	(38.0)%
Non-deductible goodwill impairment [3]	16	NM	48	NM
State and local income taxes, net of federal benefit	17	NM	9	42.2 %
Share based compensation	5	NM	10	44.5 %
Withholding tax	4	NM	5	21.4 %
Merger related costs	—	— %	4	20.1 %
Other	23	NM	3	18.2 %
Effective tax rate	$ 524	NM	$ 8	(43.9)%

NM Not meaningful

[1] Tax rates are calculated using unrounded numbers.
[2] Includes a full valuation allowance recorded on the Company's deferred tax assets in Fiscal 2025.
[3] Attributable to goodwill impairment charges related to Jimmy Choo in Fiscal 2025 and Fiscal 2024.

Income taxes paid, net of refunds received, in Fiscal 2026 were as follows (in millions):

| | Fiscal Year Ended |
	March 28, 2026
United Kingdom	$ 42
Foreign (by jurisdiction):	
U.S. Federal	13
U.S. State	6
Luxembourg	10
Switzerland	16
Other	15
Total	$ 102

Income taxes paid, net of refunds received, were $125 million and $156 million in Fiscal 2025 and Fiscal 2024, respectively.

Significant components of the Company's deferred tax assets (liabilities) consist of the following (in millions):

	As of		
	March 28, 2026		March 29, 2025
Deferred tax assets			
Operating lease liabilities	$	270	$ 268
Net operating loss carryforwards		239	222
Capital loss carryforwards		238	19
Accrued interest		241	214
Depreciation		29	27
Accrued expenses		13	12
Inventories		4	7
Capitalized research and development		3	14
Stock compensation		3	4
Payroll related accruals		2	2
Other		21	24
Total deferred tax assets		**1,063**	**813**
Valuation allowance		(763) [1]	(515)
Net deferred tax assets		**300**	**298**
Deferred tax liabilities			
Goodwill and intangibles		(146)	(150)
Operating lease right-of-use-assets		(221)	(211)
Derivative financial instruments		(21)	(159)
Other		—	(11)
Total deferred tax liabilities		**(388)**	**(531)**
Net deferred tax liabilities	$	**(88)**	$ **(233)**

[1] Includes valuation allowance recorded against capital loss during Fiscal 2026.

The Company maintains a valuation allowance for deferred tax assets applicable to subsidiaries in jurisdictions for which separate income tax returns are filed by assessing both positive and negative available evidence to determine whether it is more likely than not that the deferred tax assets will be recoverable. The Company recorded an increase of $248 million, $361 million and $122 million to its valuation allowance in Fiscal 2026, Fiscal 2025 and Fiscal 2024, respectively. As of March 28, 2026, the Company maintained its full valuation allowance position which was initially recorded in Fiscal 2025 as a result of its three year cumulative loss at a consolidated level. The valuation allowance is evaluated periodically and can be reversed partially or in full depending on the future expectations of the realization of deferred tax assets on a jurisdictional level.

As of March 28, 2026, the Company had net operating loss carryforwards of $1.389 billion, a portion of which will begin to expire in Fiscal 2027.

As of March 28, 2026 and March 29, 2025, the Company had liabilities related to its uncertain tax positions, including accrued interest, of $101 million and $112 million, respectively, which are included in other long-term liabilities in the Company's consolidated balance sheets.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate, was $101 million, $112 million and $159 million as of March 28, 2026, March 29, 2025 and March 30, 2024, respectively. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding accrued interest, for Fiscal 2026, Fiscal 2025 and Fiscal 2024, are presented below (in millions):

	Fiscal Years Ended		
	March 28, 2026	March 29, 2025	March 30, 2024
Unrecognized tax benefits beginning balance	$ 95	$ 132	$ 176
Additions related to prior period tax positions	1	1	16
Additions related to current period tax positions	—	—	5
Decreases related to audit settlements	—	(12)	(46) [2]
Decreases related to prior period tax positions	(8)	(24) [1]	(16)
Decreases in prior period positions due to lapses in statute of limitations	(6)	(2)	(3)
Unrecognized tax benefits ending balance	$ 82	$ 95	$ 132

[1] This amount is primarily related to a favorable Italian tax ruling related to stock compensation during Fiscal 2025.
[2] This amount is primarily related to settlements of Italian transfer pricing and Hong Kong corporate income tax audits during Fiscal 2024.

The Company classifies interest and penalties related to unrecognized tax benefits as components of the provision for income taxes. The Company recognized an increase of $2 million in interest and penalties in the consolidated statements of operations and comprehensive (loss) income for Fiscal 2026. The Company recognized a reduction of $10 million and $11 million in interest and penalties in the consolidated statements of operations and comprehensive (loss) income for Fiscal 2025 and Fiscal 2024, respectively.

The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, the settlement of ongoing tax audits and assessments and the expiration of applicable statutes of limitations. The Company anticipates that the balance of gross unrecognized tax benefits, excluding interest and penalties, will be reduced by $62 million during the next 12 months, primarily due to the anticipated settlement of tax examinations as well as statute of limitation expirations. However, the outcomes and timing of such events are highly uncertain and changes in the occurrence, expected outcomes and timing of such events could cause the Company's current estimate to change materially in the future.

The Company files income tax returns in the United States and in various foreign, state and local jurisdictions. Most examinations have been completed by tax authorities or the statute of limitations has expired for United States federal, foreign, state and local income tax returns filed by the Company for years through Fiscal 2020.

Prior to the enactment of the Jobs Act, the Company's undistributed foreign earnings were considered permanently reinvested and, as such, United States federal and state income taxes were not previously recorded on these earnings. As a result of the Jobs Act, substantially all of the Company's earnings in foreign subsidiaries generated prior to the enactment of the Jobs Act were deemed to have been repatriated. It remains the Company's intent to either reinvest indefinitely substantially all of its foreign earnings outside of the United States or repatriate them tax neutrally. However, if future earnings are repatriated, the potential exists that the Company may be required to accrue and pay additional taxes, including any applicable foreign withholding tax and income taxes. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated due to the complexities associated with the hypothetical calculation.

On July 4, 2025, the U.S. government enacted the OBBBA which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Jobs Act. Based upon the Company's analysis, the OBBBA did not have a material impact on the Company's consolidated financial statements.

20. Retirement Plans

The Company maintains defined contribution retirement plans for its employees, who generally become eligible to participate after three months of service. Features of these plans allow participants to contribute a percentage of their compensation, up to statutory limits depending upon the country in which the employee resides, and provide for mandatory and/

or discretionary matching contributions by the Company, which vary by country. During each of Fiscal 2026, Fiscal 2025 and Fiscal 2024, the Company recognized expenses of approximately $14 million related to these retirement plans.

21. Segment Information

On April 10, 2025, the Company and Prada entered into the Purchase Agreement whereby Prada agreed to acquire certain subsidiaries of the Company which operate the Company's Versace business. Accordingly, the Company determined that the held for sale and discontinued operations criteria were met and the Company has classified the results of operations and cash flows of its Versace business as discontinued operations in its consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows for all periods presented. On December 2, 2025, the Company completed the sale of its Versace business to Prada. The related assets and liabilities associated with the discontinued operations are classified as held for sale in the consolidated balance sheet as of March 29, 2025. Accordingly, the Versace business has been excluded from the segment information herein for all periods presented. Refer to Note 4 - "Discontinued Operations" for further information.

The Company operates its business through two operating segments — Michael Kors and Jimmy Choo, which are based on its business activities and organization. The reportable segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by the Company's chief operating decision maker ("CODM"), who is the Company's Chairman and Chief Executive Officer, in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are revenue and operating income for each segment. The Company's reportable segments represent components of the business that offer similar merchandise, customer experience and sales/marketing strategies.

The Company's two reportable segments are as follows:

- Michael Kors — segment includes revenue generated through the sale of Michael Kors products through four primary Michael Kors retail formats: "Collection" stores, "Lifestyle" stores (including concessions), outlet stores and e-commerce sites, through which the Company sells Michael Kors products, as well as licensed products bearing the Michael Kors name, directly to consumers throughout the Americas, certain parts of EMEA and certain parts of Asia. The Company also sells Michael Kors products directly to department stores, primarily located across the Americas and Europe, to specialty stores and travel retail shops, and to its geographic licensees. In addition, revenue is generated through product and geographic licensing arrangements, which allow third parties to use the Michael Kors brand name and trademarks in connection with the manufacturing and sale of products, including watches, jewelry, fragrances and eyewear.

- Jimmy Choo — segment includes revenue generated through the sale of Jimmy Choo luxury footwear, handbags and small leather goods through directly operated Jimmy Choo retail and outlet stores throughout the Americas, certain parts of EMEA and certain parts of Asia, and through its e-commerce sites. In addition, revenue is generated through wholesale sales of luxury goods to distribution partners (including geographic licensing arrangements that allow third parties to use the Jimmy Choo trademarks in connection with retail and/or wholesale sales of Jimmy Choo branded products in specific geographic regions), department stores and specialty stores worldwide, as well as through product licensing agreements, which allow third parties to use the Jimmy Choo brand name and trademarks in connection with the manufacturing and sale of products, including fragrances and eyewear.

In addition to these reportable segments, the Company has certain corporate costs that are not directly attributable to its brands and, therefore, are not allocated to its segments. Such costs primarily include certain administrative, corporate occupancy, shared service and information technology systems expenses, including enterprise resource planning system implementation costs and Capri transformation program costs. In addition, certain other costs are not allocated to segments, including Tapestry related transaction income (expense), impairment charges and restructuring and other expense. The segment structure is consistent with how the Company's CODM plans and allocates resources, manages the business and assesses performance. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance.

The following table presents the key performance information of the Company's reportable segments (in millions):

		March 28, 2026		March 29, 2025		March 30, 2024
				Fiscal Years Ended		
Total revenue:						
Michael Kors	$	2,874	$	3,016	$	3,522
Jimmy Choo		600		605		618
Total revenue	$	3,474	$	3,621	$	4,140
Cost of goods sold:						
Michael Kors	$	1,120	$	1,170	$	1,333
Jimmy Choo		191		200		192
Total cost of goods sold	$	1,311	$	1,370	$	1,525
Selling, general and administrative expenses:						
Michael Kors	$	1,370	$	1,426	$	1,473
Jimmy Choo		403		393		394
Corporate		191		179		265
Total selling, general and administrative expenses	$	1,964	$	1,998	$	2,132
Depreciation and amortization:						
Michael Kors	$	72	$	79	$	82
Jimmy Choo		28		29		29
Corporate		21		24		21
Total depreciation and amortization	$	121	$	132	$	132
Income (loss) from continuing operations:						
Michael Kors	$	312	$	341	$	634
Jimmy Choo		(22)		(17)		3
		290		324		637
Less: Corporate expenses		(212)		(217)		(266)
Impairment of assets [1]		(40)		(142)		(292)
Tapestry related transaction income (expense)		—		14		(20)
Restructuring and other expense [2]		(15)		(5)		—
Income (loss) from continuing operations	$	23	$	(26)	$	59

[1] Impairment of assets during Fiscal 2026 includes $35 million and $5 million of impairment charges related to the Michael Kors and Jimmy Choo reportable segments, respectively. Impairment of assets during Fiscal 2025 includes $92 million and $50 million of impairment charges related to the Jimmy Choo and Michael Kors reportable segments, respectively. Impairment of assets during Fiscal 2024 includes $267 million and $25 million of impairment charges related to the Jimmy Choo and Michael Kors reportable segments, respectively.

[2] Refer to Note 12 - "Restructuring and Other Charges" for details on the Company's restructuring program.

Total revenue (based on country of origin) by geographic location are as follows (in millions):

	Fiscal Years Ended					
	March 28, 2026		March 29, 2025		March 30, 2024	
Revenue:						
The Americas [1]	$	2,029	$	2,219	$	2,474
EMEA		1,003		952		1,057
Asia		442		450		609
Total revenue	$	3,474	$	3,621	$	4,140

[1] Net revenues earned in the United States during Fiscal 2026, Fiscal 2025 and Fiscal 2024 were $1.836 billion, $2.023 billion and $2.255 billion, respectively.

Total long-lived assets of the Company's reportable segments are as follows (in millions):

	As of					
	March 28, 2026		March 29, 2025		March 30, 2024	
Long-lived assets:						
Michael Kors	$	1,198	$	1,197	$	1,385
Jimmy Choo		589		603		640
Total long-lived assets	$	1,787	$	1,800	$	2,025

Refer to Note 10 - "Intangible Assets and Goodwill" for the Company's goodwill by reportable segment.

Total revenue by major product category are as follows (dollars in millions):

	Fiscal Years Ended							
	March 28, 2026		% of Total	March 29, 2025		% of Total	March 30, 2024	% of Total
Accessories	$	1,936	55.8%	$	2,007	55.4%	$	2,365	57.1%
Footwear		853	24.6%		888	24.5%		982	23.7%
Apparel		446	12.8%		484	13.4%		540	13.0%
Other [1]		239	6.8%		242	6.7%		253	6.2%
Total revenue	$	3,474		$	3,621		$	4,140	

[1] Includes licensed product such as watches, jewelry, eyewear, fragrances and licensing revenue.

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Exhibit 10.23

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement"), by and among Capri Holdings Limited, a British Virgin Islands corporation having its principal executive office in London, United Kingdom ("Capri"), Michael Kors (USA), Inc., a Delaware corporation having its principal executive office in New York County, New York (the "Company" and, together with Capri, the "Company Parties") and Tyler Reddien ("Executive"). Capri, the Company and Executive may be referred to in this Agreement collectively as the "parties."

WHEREAS, the parties desire to enter into this Agreement to reflect their mutual agreements with respect to the employment of Executive by the Company.

NOW, THEREFORE, in consideration of the mutual covenants, warranties and undertakings herein contained, the parties hereto agree as follows:

1.   Term. The employment of Executive with the Company under this Agreement shall commence on March 30, 2026 (the "Commencement Date"), and Executive's employment shall continue until terminated in accordance with Section 4 hereof (the "Term"), subject to the terms and provisions of this Agreement.

2.   Position and Duties. Executive shall be employed during the Term as Executive Vice President, Chief Financial Officer and Chief Operating Officer (the "Position") and shall be based in East Rutherford, NJ spending time in New York, NY as necessary. Executive acknowledges and agrees that the Company will be Executive's sole employer in respect of the services contemplated by this Agreement and the Company will provide all payments and benefits to Executive under this Agreement unless otherwise stated herein. Executive shall report directly to the Chief Executive Officer of Capri. Executive shall perform such duties and services as are commensurate with Executive's position and such other duties and services as are from time to time reasonably assigned to Executive by the Chief Executive Officer of Capri. Except for holiday and paid time off (including personal and sick days) in accordance with this Agreement and the Company's policies for comparable senior executives, Executive shall devote Executive's full business time during the Term to providing services to the Company Parties and their respective subsidiaries and affiliates; provided that Executive may serve on one or more public, private or non-profit boards with the prior written consent of the Chief Executive Officer and the Chief Legal Officer (in each instance), which consent may be withheld or delayed in Capri's sole discretion. The Company Parties expressly consent herein to Executive's continued service on the Boards of Directors of the two entities on which Executive currently serves as of the date of this Agreement. Executive acknowledges that Executive's role will require travel for business purposes (both internationally and domestically).

3.   Compensation.

(a)   Base Salary. Executive's base salary shall be at the rate of $700,000 per year (as then in effect, the "Base Salary"). The Base Salary shall be payable in substantially equal installments on a semimonthly basis less applicable withholdings and deductions in accordance with the normal payroll practices of the Company.

(b)   Periodic Review of Compensation. On an annual basis during the Term, but without any obligation to increase or otherwise change the compensation provisions of this Agreement, the Company agrees to undertake a review of the performance by Executive of Executive's duties under this Agreement and of the efforts that Executive has undertaken for and on behalf of the Company Parties and their respective subsidiaries and affiliates.

(c)   Annual Cash Incentive. With respect to each full fiscal year of the Company during the Term, Executive shall be eligible to participate in the Capri Annual Cash Incentive Plan (as the same may be amended, modified, replaced or terminated, the "Cash Incentive Plan") (which is a component of the Fourth Amended and Restated Capri Holdings Limited Omnibus Incentive Plan (as the same may be amended, modified, replaced or terminated, the "Omnibus Incentive Plan" and, together with the Cash Incentive Plan, the "Incentive Plans")). Annual cash incentives will be based on a fixed percentage of Executive's Base Salary with the incentive levels set at 100% target– 200% maximum. Executive's actual annual cash incentive may range from 0% of Base Salary for performance below established thresholds to 200% of Base Salary for maximum performance (interpolated based on the actual level of attainment) with performance components, measures and target values established by the Capri Board of Directors (or appropriate committee thereof). All annual cash incentive payments are subject to the terms and conditions of the Cash Incentive Plan, as the same may be amended, modified, replaced or terminated from time to time, including, unless otherwise expressly stated in the Cash Incentive Plan or in this Agreement, that Executive be employed by the Company on the date the annual cash incentive is actually paid to similarly situated executives. Executive acknowledges that if Executive resigns (other than for Good Reason, as defined below in Section 5(a)) or is terminated for Cause (as defined in Section 4(b) below) prior to the date the annual cash incentive is actually paid to similarly situated executives, Executive is not entitled to receive the annual cash incentive payment for the applicable fiscal year.

(d)   Benefits. During the Term, Executive shall be entitled to participate in the benefit plans and programs, including, without limitation, medical, dental, life insurance, disability insurance and 401(k), that the Company provides generally to comparable senior executives in accordance with, and subject to, the terms and conditions of such plans and programs (including, without limitation, any eligibility limitations) as they may be modified by the Company from time to time in its sole discretion.

(e)   Travel/Expense Reimbursement. The Company shall reimburse Executive for the ordinary and necessary business expenses incurred by Executive in the performance of Executive's duties in accordance with the Company's policies and procedures. To the extent that Executive travels in connection with Executive's duties hereunder, the Company agrees to pay the cost of such travel or to reimburse Executive if Executive has incurred any such costs, it being understood and agreed that (i) all air travel shall be in (A) coach class for domestic travel other than coast-to-coast, which shall be business class, and (B) business class for international travel, and (ii) such costs shall otherwise be incurred in accordance with the Company's policies and procedures. The Company shall reimburse Executive for all other ordinary and necessary business expenses incurred by Executive in the performance of Executive's duties in accordance with the Company's policies and procedures as in effect from time to time.

(f)   Equity-Based Compensation.

(a)   <u>Annual Grant</u>. In accordance with the Capri annual performance review cycle, on an annual basis at the same time as awarded to other senior executives similarly situated, Executive shall be eligible to receive a discretionary long-term incentive award under the Omnibus Incentive Plan in form and amount, if any, to be determined in Capri's sole discretion in accordance with, and subject to the terms and conditions of, such Omnibus Incentive Plan. Such award may be in the form of share options, time-based restricted share units, performance-based restricted share units, other share-based awards or any combination of the foregoing as determined by the Capri Board of Directors (or appropriate committee thereof) in its sole discretion. Except for the annual equity grant in June 2026, which Capri agrees shall be in an amount valued at approximately $1,500,000 based on the closing price of CPRI ordinary shares on the New York Stock Exchange on the date of grant, and Executive understands will be awarded at the same time awards are made to other similarly situated executives and in the form and with such terms that the Capri Board of Directors (or appropriate committee thereof) in its sole discretion determines shall apply to Executive and similarly situated executives, all annual long-term incentive awards are discretionary and Capri shall be under no obligation to grant equity to Executive in any fiscal year.

(b)   <u>New Hire Equity Grant</u>. Notwithstanding the generality of the foregoing, on April 1, 2026, Executive shall receive from Capri an equity grant valued at approximately $500,000 based on the closing price of CPRI ordinary shares on the New York Stock Exchange on the date of grant in accordance with, and subject to, the terms and conditions of the Omnibus Incentive Plan, and the applicable award agreement. Such equity grant shall be comprised 100% of time-based RSUs of Capri that will vest in equal installments over three (3) years on each anniversary of the grant date.

(c)   <u>Effect of Termination</u>. Except in the case of the termination of Executive for Cause, in which case any equity incentive awards granted to Executive under the Incentive Plan shall be forfeited and immediately terminated (whether or not vested and/or exercisable), any such equity incentive awards that have become vested and/or exercisable prior to the last day Executive is employed by the Company (the "<u>Termination Date</u>") shall remain vested and/or exercisable after the Termination Date, and the treatment of the equity and other long-term incentive awards upon termination shall otherwise be governed by the Omnibus Incentive Plan and the applicable award agreement.

(g)   <u>Taxes</u>. All payments to be made to and on behalf of Executive under this Agreement will be subject to required withholding of federal, state and local income and employment taxes, and to related reporting requirements.

(h)   <u>Paid Time Off</u>. Executive shall be entitled to a total of twenty-five (25) days of paid time off during each calendar year during the Term (which shall accrue in accordance with the Company's paid time off policy); <u>provided</u>, <u>however</u>, that such paid time off shall be taken by Executive at such times as will not interfere with the performance by Executive of Executive's duties hereunder.

(i)   <u>Relocation Expenses</u>. Executive is eligible to receive relocation support services through our global mobility partner, with a maximum amount of $185,000 including relevant tax liabilities to cover reasonable costs and expenses associated with relocating Executive from the United Kingdom to the New York Metropolitan area and including costs and expenses associated with short-term housing, moving costs (including packing, transportation and storage), travel expenses for Executive and his family (including one-way air travel and rental car expenses), real estate agent fees or commissions and other miscellaneous expenses (including one-time household set-up costs) attributable to relocation (the "Relocation Expenses"). If on or before the first (1st) anniversary of the Commencement Date, Executive resigns (other than for Good Reason) or the Company terminates Executive's employment for Cause, Executive shall promptly repay the Company in full for the total amount of such Relocation Expenses (inclusive of tax liabilities) actually paid by the Company on Executive's behalf. In the event that on or before the first (1st) anniversary of the Commencement Date, the Company terminates Executive's employment without Cause or Executive resigns for Good Reason, or if the Company revokes Executive's offer of employment or otherwise changes the terms of Executive's offer of employment in a manner that is materially adverse to Executive, between the date this Agreement is executed and the Commencement Date, then the Company agrees to provide Executive with relocation support services through our global mobility partner of up to $120,000 (inclusive of tax liabilities) for Relocation Expenses to the United Kingdom so long as such relocation occurs within one (1) year of the date Executive's employment is terminated or Executive's offer of employment is revoked or changed. In the event that Executive resigns (other than for Good Reason) or the Company terminates Executive's employment for Cause after the twelve (12) month anniversary of the Commencement Date but prior to the twenty-four (24) month anniversary of the Commencement Date, Executive shall repay the Company fifty percent (50%) of the Relocation Expenses (inclusive of tax liabilities) actually paid by the Company on Executive's behalf calculated on a prorated basis for the period from the Commencement Date to the Termination Date. No repayment will be required by Executive hereunder after Executive has continuously been employed by the Company for twenty-four (24) months from the Commencement Date. The gross amount of any repayment obligation by Executive pursuant to this paragraph (inclusive of tax liabilities paid on Executive's behalf) shall be due and payable by Executive to the Company within thirty (30) days of the Termination Date.

(j) <u>Legal Fees</u>. The Company shall reimburse Executive for reasonable and documented legal fees of up to $5,000 incurred in connection with the negotiation of this Employment Agreement, which shall be payable within thirty (30) days following the Commencement Date and which will be considered a taxable benefit to Executive.

4. <u>Termination of Employment</u>.

(a) <u>Death and Disability</u>. Executive's employment under this Agreement shall terminate automatically upon Executive's death. The Company Parties may terminate Executive's employment under this Agreement due to Executive's disability if Executive is unable to perform substantially all of the duties required hereunder due to illness or incapacity during any period of six (6) consecutive months or for a period aggregating six (6) months in any twelve (12) month period.

(b) <u>Cause</u>. The Company Parties may terminate Executive's employment under this Agreement at any time for Cause. For purposes of this Agreement, "<u>Cause</u>" means the occurrence of any of the following events: (i) Executive's gross negligence, willful misconduct or dishonesty in performing Executive's duties hereunder; (ii) Executive's conviction of a felony (other than a felony involving a traffic violation); (iii) Executive's commission of a felony involving a fraud or other business crime against the Company Parties; or (iv) Executive's material breach of any of the covenants set forth in <u>Section 6</u> hereof; <u>provided</u> that, if such breach is curable, Executive shall have an opportunity to correct such breach within thirty (30) days after written notice by the Company to Executive thereof. For purposes of this provision, no act or failure to act, on the part of Executive, shall be considered "willful "unless it is done, or omitted to be done, by Executive in bad faith without reasonable belief, that Executive's action or omission was in the best interest of the Company Parties and their respective subsidiaries and affiliates. Any act, or failure to act, based upon authority given pursuant to a resolution, duly adopted by the Capri Board of Directors (or a committee thereof) or in good faith reliance upon the advice of counsel for the Company Parties and their respective subsidiaries and affiliates shall be presumed to be done, or omitted to be done, by Executive in good faith and in the best interest of the Company Parties and their respective subsidiaries and affiliates.

(c)　Executive Termination Without Good Reason. Executive agrees that Executive shall not terminate Executive's employment for any reason other than Good Reason without giving the Company Parties at least ninety (90) days prior written notice of the effective date of such termination. Executive acknowledges that the Company Parties retain the right to waive the notice requirement, in whole or in part, and accelerate the effective date of Executive's termination. If the Company Parties elect to waive the notice requirement, in whole or in part, the Company Parties shall have no further obligations to Executive under this Agreement other than to make the payments specified in Section 5(a). After Executive provides a notice of termination, the Company Parties may, but shall not be obligated to, provide Executive with work to do and the Company Parties may, in their discretion, in respect of all or part of an unexpired notice period, (i) require Executive to comply with such conditions as it may specify in relation to attending at, or remaining away from, the Company Parties' places of business, or (ii) withdraw any powers vested in, or duties assigned to, Executive. For purposes of a notice of termination given pursuant to this Section 4(c), the Termination Date shall be the last day of the ninety (90)-day notice period, unless the Company Parties elect to waive the notice requirement as set forth herein.

(d)　Employee At-Will. Either the Company Parties or Executive shall have the right to terminate the employment relationship at any time, for any reason, without or for Cause subject to the provisions of Section 5.

(e)　Resignation from Other Positions. Upon the termination of Executive's employment for any reason, Executive shall be deemed to have resigned, without any further action by Executive, from any and all officer and director positions that Executive, immediately prior to such termination, (i) held with the Company Parties and (ii) held with any other entities at the direction of, or as a result of Executive's affiliation with, the Company Parties. If for any reason this Section 4(e) is deemed to be insufficient to effectuate such resignations, then Executive shall, upon the Company Parties' request, execute any documents or instruments that the Company Parties may deem necessary or desirable to effectuate such resignations.

5.　Consequences of Termination or Breach.

(a)　Death or Disability; Termination for Cause or Without Good Reason. If Executive's employment under this Agreement is terminated under Section 4(a) or 4(b), or Executive terminates Executive's employment without Good Reason, Executive shall not thereafter be entitled to receive any compensation or benefits under this Agreement, other than (i) Base Salary earned but not yet paid prior to the Termination Date, (ii) reimbursement of any expenses pursuant to Section 3(e) incurred prior to the Termination Date, and (iii) vested equity incentive awards in accordance with Section 3(f)(iii). For purposes of this Agreement, "Good Reason" means (A) the significant reduction of Executive's duties or responsibilities relating to the Position, except with respect to any action initiated or recommended by Executive and approved by Capri, (B) the assignment to Executive of duties or responsibilities that are inconsistent in any material respect with the scope of the duties or responsibilities of the Position, (C) a reduction in Base Salary, (D) Executive's principal office in NJ is relocated more than fifty (50) miles from its location immediately prior to such relocation, or (E) a material breach by the Company Parties of their obligations under this Agreement, in each case, that the Company Parties have failed to cure (as determined by Capri acting in good faith) within thirty (30) days following written notice from Executive to Capri sent within sixty (60) days of the initial existence of such condition becoming known (or should have become known to them), and Executive terminates employment within thirty (30) days of the expiration of such cure period.

(b) <u>Termination Without Cause or With Good Reason</u>. If Executive's employment under this Agreement is terminated by the Company Parties without Cause (which the Company Parties shall have the right to do with or without Cause at any time during the Term) or Executive terminates Executive's employment for Good Reason, the sole obligations of the Company Parties to Executive shall be (i) to make the payments described in clauses (i) through (iii) (inclusive) of <u>Section 5(a)</u>, (ii) to the extent not paid as of the Termination Date, to pay by no later than June 30th following the Termination Date, any annual cash incentive actually earned by Executive pursuant to the Cash Incentive Plan with respect to the completed fiscal year immediately preceding the fiscal year in which the Termination Date occurs, and (iii) subject to Executive providing the Company with the release and separation agreement described below, (A) to provide continuation of Executive's then current Base Salary (without giving effect to any reduction in Base Salary that may have given rise to a termination by Executive for Good Reason) for a one (1)-year period commencing with the Termination Date, which amount shall be payable in substantially equal installments in accordance with the normal payroll practices of the Company; <u>provided</u>, <u>however</u>, that if Executive's Base Salary exceeds the sum of (x) the amount under the separation pay exception under Treas. Reg. § 1.409A-1(b)(9)(iii) as in effect on the Termination Date (*i.e.*, $720,000 for 2023) and (y) the amount that qualifies for the "short-term deferral" exception under Section 409A of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>") as of the Termination Date, the amount equal to such excess shall be paid to Executive in a single lump sum on the first payroll date following the date on which the release and separation agreement becomes effective, (B) to provide continuation of medical, dental and vision benefits by the Company for a one (1)-year period commencing on the Termination Date, with the employee portion of the cost of such benefits to be payable by Executive by reducing such amount from the Base Salary payable to Executive under the preceding clause (A) (unless Executive otherwise elects), and (C) to pay to Executive a prorated annual cash incentive under the Cash Plan for the year in which the Termination Date occurs, with such amount to be equal to the product of (x) the amount determined by the Capri Board of Directors (or appropriate committee thereof) in respect of such performance period (with any individual performance goals calculated at target) and (y) a fraction, the numerator of which is the number of days in the current fiscal year through (and including) the Termination Date, and the denominator of which is the number of days in such fiscal year, which amount shall be paid on the date on which the Company otherwise pays annual cash incentives to senior executives of the Company for such fiscal year (other than any portion of such annual cash incentive that was deferred, which portion shall instead be paid in accordance with the applicable deferral arrangement and any election thereunder). The Company Parties' obligation to provide the payments and provide the benefits referred to in the preceding clause (iii) shall be contingent upon (A) Executive having delivered to Capri a fully executed separation agreement and release of claims (that is not revoked within the time period set forth in such release) against the Company Parties and their respective directors, officers, employees, agents and representatives satisfactory in form and content to

Capri's counsel, and (B) Executive's continued compliance with Executive's obligations under Section 6 of this Agreement. Executive acknowledges and agrees that in the event the Company Parties terminate Executive's employment without Cause or Executive terminates Executive's employment for Good Reason, Executive's sole remedy against the Company Parties shall be to receive the payments and benefits specified in this Section 5(b). For purposes of complying with Section 409A of the Code, a release of claims will be provided by the Company Parties to Executive no later five (5) days following the Termination Date and will become effective on the date set forth therein but in no event later than sixty (60) days following the Termination Date. Provided that the Executive has timely executed and not revoked the release, the severance payments described in this Section 5(b) shall begin on the first payroll date following the later of the effective date of the release and thirty-one (31) days following the Termination Date. The first severance payment shall include a lump-sum catch-up payment equal to the aggregate amount of severance that would have been paid had payments commenced on the Termination Date, and thereafter all remaining payments will be made in accordance with the regular payroll schedule.

6.   Certain Covenants and Representations.

(a)   Confidentiality. Except the extent necessary to carry out Executive's duties to the Company in the ordinary course of business, Executive shall not disclose to any unauthorized person or entity or use for Executive's own purposes any Confidential Information without the prior written consent of the Company Parties, unless and to the extent that the Confidential Information becomes generally known to and available for use by the public other than as a result of Executive's acts or omissions in violation of this Agreement; provided, however, that if Executive receives a request to disclose Confidential Information pursuant to a deposition, interrogation, request for information or documents in legal proceedings, subpoena, civil investigative demand, governmental or regulatory process or similar process, (i) Executive shall promptly notify in writing the Company Parties, and consult with and assist the Company Parties in seeking a protective order or request for other appropriate remedy, (ii) in the event that such protective order or remedy is not obtained, or if the Company Parties waive compliance with the terms hereof, Executive shall disclose only that portion of the Confidential Information that, based on the written advice of Executive's legal counsel, is legally required to be disclosed and shall exercise reasonable best efforts to provide that the receiving person or entity shall agree to treat such Confidential Information as confidential to the extent possible (and permitted under applicable law) in respect of the applicable proceeding or process, and (iii) the Company Parties shall be given an opportunity to review the Confidential Information prior to disclosure thereof. For purposes of this Agreement, "Confidential Information" means information, observations and data concerning the business or affairs of the Company Parties, including, without limitation, all business information (whether or not in written form) that relates to the Company Parties or their customers, suppliers or contractors or any other third parties in respect of which the Company Parties have a business relationship or owe a duty of confidentiality, or their respective businesses or products, and which is not known to the public generally nor readily ascertainable in the industry nor part of Executive's inherent skills and experience, other than as a result of Executive's breach of this Agreement, including, but not limited to: technical information or reports; formulas; trade secrets; unwritten knowledge and "know-how"; operating instructions; training manuals; customer lists; customer buying records and habits; product sales records and documents, and product development, marketing and sales strategies; market surveys; marketing plans; profitability analyses; product cost; long-range plans; information relating to pricing, competitive strategies and new product development; information relating to any forms of compensation or other personnel-related information; contracts; and supplier lists. Confidential Information will not include such information known to Executive prior to Executive's involvement with the Company Parties or information rightfully obtained from a third party (other than pursuant to a breach by Executive of this Agreement). References in <u>Section 6</u> to the "Company Parties" shall include their respective parents, subsidiaries and affiliates unless the context clearly indicates otherwise.

(b)   <u>Employee Non-Solicit</u>. During the Term and during the two-year period following the Termination Date, Executive shall not knowingly perform any action, activity or course of conduct that is substantially detrimental to the business or business reputations of the Company Parties, including (i) soliciting, recruiting or hiring (or attempting to solicit, recruit or hire) any employees of the Company Parties or any persons who have worked for the Company Parties during the 12-month period immediately preceding such solicitation, recruitment or hiring or attempt thereof; (ii) intentionally interfering with the relationship of the Company Parties with any person or entity who or which is employed by or otherwise engaged to perform services for, or any customer, client, supplier, licensee, licensor or other business relation of, the Company Parties; or (iii) assisting any person or entity in any way to do, or attempt to do, anything prohibited by the immediately preceding clause (i) or (ii).

(c)   <u>Non-Disparagement</u>. During the Term and thereafter, Executive agrees not to disparage the Company Parties or any of their respective directors, officers, employees, agents, representatives or licensees and not to publish or make any statement that is reasonably foreseeable to become public with respect to any of such entities or persons, excluding statements required to be made about the Company Parties or any of their respective directors, officers, employees, agents, representatives or licensees in any Capri filing under U.S. securities laws or stock exchange rules and regulations. The Company Parties likewise agree to instruct their executive officers and directors not to disparage Executive or publish or make any statement that is reasonably foreseeable to become public with respect to Executive without Executive's prior written consent, excluding statements required to be made about Executive in any Capri filing under U.S. securities laws or stock exchange rules and regulations. Nothing in this <u>Section 6(c)</u> (i) prohibits Executive from making truthful, good faith statements or assessments regarding the performance, conduct, or qualifications of any employee, officer, director, vendor, or contractor in the course of performing Executive's duties for the Company, including in connection with supervision, performance reviews, hiring, firing, compensation, succession planning, investigations, audits, compliance reviews, or similar business activities or (ii) shall be construed to prevent any party from making truthful statements: (a) as required by applicable law, rule, or regulation;
(b) in response to a lawful subpoena, court order, or other compulsory legal process; or (c) to any governmental, regulatory, or law-enforcement agency or entity charged with enforcing the law, including but not limited to the U.S. Securities and Exchange Commission. To the extent permitted by law, Capri, the Company or Executive shall provide the other party with prompt written notice of such required disclosure so that the party may seek a protective order or other appropriate remedy.

(d)   <u>Copyrights, Inventions, etc</u>. Any interest in patents, patent applications, inventions, technological innovations, copyrights, copyrightable works, developments, discoveries, designs, concepts, ideas and processes ("<u>Such Inventions</u>") that Executive now or hereafter during the Term may own, acquire or develop either individually or with others relating to the fields in which the Company Parties may then be engaged or contemplate being engaged shall belong to the Company Parties and forthwith upon request of the Company Parties, Executive shall execute all such assignments and other documents (including applications for patents, copyrights, trademarks and assignments thereof) and take all such other action as the Company Parties may reasonably request to assign to and vest in the Company Parties all of Executive's right, title and interest (including, without limitation, waivers to moral rights) in and to Such Inventions throughout the world, free and clear of liens, mortgages, security interests, pledges, charges and encumbrances. Executive acknowledges and agrees that (i) all copyrightable works created by Executive as an employee will be "works made for hire" on behalf of the Company Parties and that the Company Parties shall have all rights therein in perpetuity throughout the world, and (ii) to the extent that any such works do not qualify as works made for hire, Executive irrevocably assigns and transfers to the Company Parties all worldwide right, title and interest in and to such works. Executive hereby appoints any officer of the Company Parties as Executive's duly authorized attorney-in-fact to execute, file, prosecute and protect Such Inventions before any governmental agency, court or authority. If for any reason the Company Parties do not own any Such Invention, the Company Parties shall have the exclusive and royalty-free right to use in their businesses, and to make products therefrom, Such Invention as well as any improvements or know-how related thereto.

(e) <u>Remedy for Breach and Modification</u>. Executive acknowledges that the foregoing provisions of this <u>Section 6</u> are reasonable and necessary for the protection of the Company Parties, and that they will be materially and irrevocably damaged if these provisions are not specifically enforced. Accordingly, Executive agrees that, in addition to any other relief or remedies available to the Company Parties, they shall be entitled to seek an appropriate injunctive or other equitable remedy for the purposes of restraining Executive from any actual or threatened breach of or otherwise enforcing these provisions and no bond or security will be required in connection therewith. If any provision of this <u>Section 6</u> is deemed invalid or unenforceable, such provision shall be deemed modified and limited to the extent necessary to make it valid and enforceable.

7. <u>Miscellaneous</u>.

(a) <u>Representations</u>. The Company Parties and Executive each represents and warrants that (i) it has full power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and (ii) this Agreement constitutes the legal, valid and binding obligation of such party and is enforceable against it in accordance with its terms. In addition, Executive represents and warrants that the entering into and performance of this Agreement by Executive will not be in violation of any other agreement to which Executive is a party.

(b) <u>Notices</u>. Any notice or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, by facsimile transmission, by email, by a nationally recognized overnight delivery service or mailed by certified mail, return receipt requested, to Executive or to the Company Parties at the addresses set forth below or at such other address as Executive or the Company Parties may specify by notice to the other:

To Capri and/or the Company:

11 West 42nd Street
New York, New York 10036
Attention: Chairman and Chief Executive Officer

With a copy to:

Capri Holdings Limited / Michael Kors (USA), Inc.
11 West 42nd Street
New York, New York 10036
Attention: Chief Legal Officer

To Executive: at Executive's home address on file with the Company or to such other address as may be provided by such notice.

(c)   Entire Agreement; Amendment. This Agreement supersedes all prior agreements between the parties with respect to its subject matter, except that this Agreement does not cancel or supersede the Incentive Plans (or the applicable award agreements thereunder) orany change of control agreement or indemnification agreement entered into with Executive contemporaneously with this Agreement. This Agreement is intended (with any documents referred to herein) as a complete and exclusive statement of the terms of the agreement between the parties with respect thereto and may be amended only by a writing signed by both parties hereto.

(d)   Waiver. The failure of any party to insist upon strict adherence to any term or condition of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in a writing signed by the party to be charged with such waiver.

(e)   Assignment. Except as otherwise provided in this Section 7(e), this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by Executive and shall be assignable by the Company Parties only to their respective parents, subsidiaries and affiliates; provided, however, that any assignment by the Company Parties shall not, without the written consent of Executive, relieve the Company Parties of their obligations hereunder.

(f)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

(g)   Captions. The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of the Agreement.

(h)   Governing Law. This Agreement shall be governed by the laws of the State of New York applicable to agreements made and to be performed in that State, without regard to its conflict of laws principles.

(i)   Arbitration. Any dispute or claim between the parties hereto arising out of, or, in connection with this Agreement, shall, upon written request of either party, become a matter for arbitration; provided, however, the parties acknowledge that in the event of any violation of Section 6 hereof, the parties shall be entitled to obtain from any court in the State of New York, temporary, preliminary or permanent injunctive relief as well as damages, which rights shall be in addition to any other rights or remedies to which it may be entitled. The arbitration shall be before a neutral arbitrator in accordance with the Employment/Workplace Arbitration Rules and Mediation Procedures and its Fee Schedule and take place in New York City. The Company shall initially pay for all arbitration fees and costs, except that Executive shall be responsible for fees and disbursements of Executive's legal counsel and any witness fees, subject to the right of the arbitrator to award reasonable attorneys' fees and/or costs to the prevailing party. The decision or award of the arbitrator shall be final and binding upon the parties hereto. The parties shall abide by all awards recorded in such arbitration proceedings, and all such awards may be entered and executed upon in any court having jurisdiction over the party against whom or which enforcement of such award is sought.

(j)   Indemnification. To the extent permitted by law and the Company Parties' by-laws or other governing documents, the Company Parties will indemnify Executive with respect to any claims made against him as an officer or employee of the Company Parties or any subsidiary of either of the Company Parties, except for acts taken in bad faith or in breach of Executive's duty of loyalty to the Company Parties or such subsidiary. During the Term and for as long thereafter as is practicable, Executive shall be covered under a directors' and officers' liability insurance policy with coverage limits in amounts no less than that which the Company Parties currently maintain as of the date of this Agreement. This Agreement does not alter or amend the individual indemnification agreement to be entered into between Executive and Capri .

(k)   Section 409A.

(a)   General. It is intended that payments and benefits made or provided under this Agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code. Any payments that qualify for the "short-term deferral" exception, the separation pay exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. All payments to be made upon a termination of employment under this Agreement may only be made upon a "separation from service" under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on Executive pursuant to Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment under this Agreement, and to the extent required by Section 409A of the Code, any payment that may be paid in more than one taxable year shall be paid in the later taxable year.

(b)   Reimbursements and In-Kind Benefits. Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement that are subject to Section 409A of the Code shall be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement is for expenses incurred during Executive's lifetime (or during a shorter period of time specified in this Agreement); (B) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (C) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (D) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)   Delay of Payments. Notwithstanding any other provision of this Agreement to the contrary, if Executive is considered a "specified employee" for purposes of Section 409A of the Code (as determined in accordance with the methodology established by the Company Parties as in effect on the Date of Termination), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code that is otherwise due to Executive under this Agreement during the six-month period immediately following Executive's separation from service on account of Executive's separation from service shall instead be paid, on the first business day of the seventh month following Executive's separation from service (the "Delayed Payment Date"), to the extent necessary to prevent the imposition of tax penalties on Executive under Section 409A of the Code. If Executive dies during the postponement period, the amounts and entitlements delayed on account of Section 409A of the Code shall be paid to the personal representative of Executive's estate on the first to occur of the Delayed Payment Date or thirty (30) calendar days after the date of Executive's death.

       (l)   <u>No Mitigation</u>. Executive shall not be required seek other employment or take any other action to mitigate the amount of any damages that Executive may incur or other payments to be made to Executive hereunder, nor shall any payments to Executive hereunder be reduced by any other payments Executive may receive whether or not Executive obtains other employment.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective as of February 24_____,
2026.

CAPRI HOLDINGS LIMITED

By: ___/s/ John D. Idol___
      Name: John D. Idol
      Title: Chairman and Chief Executive
        Officer

MICHAEL KORS (USA), INC.

By: ___/s/ John D. Idol___
      Name: John D. Idol
      Title: Chief Executive Officer

___/s/ Tyler Reddien_____
      Tyler Reddien

[This page intentionally left blank]

Exhibit 10.24

CAPRI HOLDINGS LIMITED

CHANGE IN CONTROL CONTINUITY AGREEMENT

THIS CHANGE IN CONTROL CONTINUITY AGREEMENT (this "**Agreement**") is made and entered into, as of March 30, 2026, by and between Capri Holdings Limited, a British Virgin Islands business company limited by shares (the "**Company**") and Tyler Reddien ("**Executive**").

WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined below); and

WHEREAS, the Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change in Control and to encourage Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change in Control, and to provide Executive with compensation and benefits arrangements upon a Change in Control that ensure that the compensation and benefits expectations of Executive will be satisfied and that are competitive with those of other corporations.

NOW, **THEREFORE**, in order to accomplish the foregoing objectives and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows.

1. **Certain Definitions**.

(a)   "**Affiliate**" shall mean an entity controlled by, controlling or under common control with another entity.

(b)   "**Change in Control**" shall mean:

(i)   An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, or any successor thereto (the "**Exchange Act**")) (a "**Person**") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the then outstanding shares of ordinary shares of the Company (the "**Outstanding Company Ordinary Shares**") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company; (B) any acquisition by the Company; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company; or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B) and (C) of subsection (iii) of this Section 1(b);

(ii)   A change in the composition of the Board such that the individuals who, as of the date of this Agreement, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the Board; provided, however, that, any individual who becomes a member of the Board subsequent to the date of this Agreement whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be considered as a member of the Incumbent Board;

(iii)   The consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or securities of another entity by the Company or any of its subsidiaries (a "**Business Combination**"), in each case, unless, following such Business Combination: (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Ordinary Shares and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of ordinary shares (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Ordinary Shares and Outstanding Company Voting Securities, as the case may be; (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of ordinary shares (or, for a noncorporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)   The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c)   "**Change in Control Period**" shall mean the period commencing on the date hereof and ending on the second anniversary of the date hereof; provided, however, that commencing on the date one year after the date hereof, and on each annual anniversary of such date (such date and each annual anniversary thereof shall be hereinafter referred to as the "Renewal Date"), unless previously terminated, the Change in Control Period shall be automatically extended so as to terminate two years from such Renewal Date, unless at least 60 days prior to the Renewal Date the Company shall give notice to Executive that the Change in Control Period shall not be so extended.

(d)   "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

(e)   "**CIC Effective Date**" shall mean the first date during the Change in Control Period on which a Change in Control occurs.

2.   **Employment Period**. The Company hereby agrees to continue Executive in its employ, and Executive hereby agrees to remain in the employ of the Company subject to the terms and conditions of this Agreement, for the period commencing on the CIC Effective Date and ending on the second anniversary of such date (the "**Employment Period**"). The Employment Period shall terminate upon Executive's termination of employment for any reason.

3.   **Terms of Employment**.

(a)   **Position and Duties**. (i) During the Employment Period, (A) Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all respects with the most significant of those held, exercised and assigned to Executive at any time during the 120-day period immediately preceding the CIC Effective Date and (B) Executive's services shall be performed at the location where Executive was employed immediately preceding the CIC Effective Date or any office or location less than 50 miles from such location.

(v)   During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to Executive hereunder, to use Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and

(C) manage personal investments, so long as such activities do not significantly interfere with the performance of Executive's responsibilities as an employee of the Company in accordance with this Agreement. It is expressly understood and agreed that to the extent that any such activities have been conducted by Executive prior to the CIC Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the CIC Effective Date shall not thereafter be deemed to interfere with the performance of Executive's responsibilities to the Company.

(b) **Compensation**.

(i) **Base Salary**. During the Employment Period, Executive shall receive an annual base salary ("**Annual Base Salary**"), that shall be paid at an annual rate, at least equal to 12 *multiplied by* the highest monthly base salary paid or payable, including any base salary that has been earned but deferred, to Executive by the Company and its Affiliates in respect of the 12-month period immediately preceding the month in which the CIC Effective Date occurs. The Annual Base Salary shall be paid at such intervals as the Company pays executive salaries generally. During the Employment Period, the Annual Base Salary shall be periodically reviewed for increase consistent with, and on a basis no less favorable than that applicable to, other peer executives of the Company and its Affiliates, but in no event shall such review and adjustment occur more than 12 months after the last salary increase awarded to Executive prior to the CIC Effective Date and thereafter at least annually. Any increase in Annual Base Salary shall not serve to limit or reduce any other obligation to Executive under this Agreement. Annual Base Salary shall not be reduced after any such increase and the term Annual Base Salary as utilized in this Agreement shall refer to Annual Base Salary as so increased.

(ii) **Annual Bonus**. In addition to Annual Base Salary, Executive shall be eligible, for each fiscal year ending during the Employment Period, for an annual bonus (the "**Annual Bonus**") in cash with a target annual bonus opportunity at least equal to the target annual bonus opportunity for which Executive was eligible as of immediately prior to the CIC Effective Date (the amount equal to such target annual bonus opportunity referred to herein as the "**Target Annual Bonus**"), with the actual earned Annual Bonus, if any, to be determined on a basis no less favorable than that applicable to other peer executives of the Company and its Affiliates. Each such Annual Bonus shall be paid no later than two and a half months after the end of the fiscal year for which the Annual Bonus is awarded, unless Executive shall elect to defer the receipt of such Annual Bonus pursuant to an arrangement that meets the requirements of Section 409A of the Code.

(iii) **Long Term Incentive Awards**. During the Employment Period, Executive shall be entitled to participate in all long-term equity- and cash-based incentive plans and programs applicable generally to other peer executives of the Company and its Affiliates. For each fiscal year ending during the Employment Period, Executive shall be awarded annual long-term incentive awards (the "**Annual LTI Award**") in respect of the ordinary shares of the Company (or the ultimate parent entity of the Company) or cash incentive awards, in each case on the same basis as other peer executives of the Company, at least equal to the target Annual LTI Award opportunity to which Executive was eligible as of immediately prior to the CIC Effective Date or, if more favorable to Executive, the target Annual LTI Award opportunity provided generally at any time after the CIC Effective Date to other peer executives of the Company and its Affiliates (the "**Target LTI Award Opportunity**"). The terms and conditions of the awards granted in respect of such Annual LTI Awards shall be no less favorable, in the aggregate, than the most favorable of those provided by the Company and its Affiliates for the awards granted to Executive under such plans and programs as in effect at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, those provided generally at any time after the CIC Effective Date to other peer executives of the Company and its Affiliates.

(iv) **Savings and Retirement Plans**. During the Employment Period, Executive shall be entitled to participate in all savings and retirement plans, practices, policies and programs applicable generally to other peer executives of the Company and its Affiliates, but in no event shall such plans, practices, policies and programs provide Executive with savings opportunities and retirement benefit opportunities, in each case, less favorable, in the aggregate, than the most favorable of those provided by the Company and its Affiliates for Executive under such plans, practices, policies and programs as in effect at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, those provided generally at any time after the CIC Effective Date to other peer executives of the Company and its Affiliates.

(v) **Welfare and Insurance Benefit Plans**. During the Employment Period, Executive and/or Executive's dependents, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare and insurance benefit plans, practices, policies and programs provided by the Company and its Affiliates (including medical, prescription, dental, disability, salary continuance, employee life, group life, accidental death and travel accident insurance plans and programs) ("**Company Welfare Benefit Plans**") to the extent applicable generally to other peer executives of the Company and its Affiliates, but in no event shall such Company Welfare Benefit Plans provide Executive with benefits that are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for Executive at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, those provided generally at any time after the CIC Effective Date.

        (vi)   **Expenses**. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in accordance with the most favorable policies, practices and procedures of the Company and its Affiliates in effect for Executive at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its Affiliates.

        (vii)   **Fringe Benefits**. During the Employment Period, Executive shall be entitled to fringe benefits, including any clothing allowance and merchandise discount, as applicable to Executive and in accordance with the most favorable plans, practices, programs and policies of the Company and its Affiliates in effect for Executive at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its Affiliates.

        (viii)   **Paid Time Off or Vacation**. During the Employment Period, Executive shall be entitled to paid time off or paid vacation, in each case in accordance with the most favorable plans, policies, programs and practices of the Company and its Affiliates as in effect for Executive at any time during the 365-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its Affiliates.

    4.   **Termination of Employment**.

    (a)   **Death or Disability**. Executive's employment shall terminate automatically upon Executive's death during the Employment Period. If the Company determines in good faith that the Disability of Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give to Executive written notice in accordance with Section 11(b) of its intention to terminate Executive's employment. In such event, Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by Executive (the "**Disability Date**"), provided, that within the 30 days after such receipt, Executive shall not have returned to full-time performance of Executive's duties. For purposes of this Agreement, "**Disability**" shall mean the absence of Executive from Executive's duties with the Company on a full-time basis for 180 consecutive business days (or for 180 business days in any consecutive 365 days) as a result of incapacity due to mental or physical illness that is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Executive or Executive's legal representative.

    (a)   **Cause**. The Company may terminate Executive's employment during the Employment Period with or without Cause. For purposes of this Agreement, "**Cause**" shall mean:

        (i)   Executive's gross negligence, willful misconduct or dishonesty in performing his duties to the Company;

        (ii)   Executive's conviction of a felony (other than a felony involving a traffic violation);

        (iii)   Executive's commission of a felony involving a fraud or other business crime against the Company or any of its subsidiaries; or

        (iv)   Executive's material breach of any of the covenants set forth in Section 9 hereof; provided that, if any such breach is curable, Executive shall have an opportunity to correct such breach within 30 days after written notice by the Company to Executive thereof.

(v)   For purposes of this provision, no act or failure to act, on the part of Executive, shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in the best interests of the Company and its Affiliates. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, or if the Company is not the ultimate parent entity of the Company and is not publicly traded, the board of directors (or, for a non-corporate entity, equivalent governing body) of the ultimate parent of the Company (the "**Applicable Board**") or upon the instructions of the Chief Executive Officer of the Company or a senior officer of the Company and its Affiliates or based upon the advice of counsel for the Company and its Affiliates shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company and its Affiliates. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Applicable Board at a meeting of the Applicable Board called and held for such purpose after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel for Executive, to be heard before the Applicable Board, finding that, in the good faith opinion of the Applicable Board, Executive is guilty of conduct that constitutes Cause.

(b)   **Good Reason**. Executive's employment may be terminated during the Employment Period by Executive for Good Reason or by Executive voluntarily without Good Reason. "**Good Reason**" means actions taken by the Company resulting in a material negative change in the employment relationship. For these purposes, a "material negative change in the employment relationship" shall include:

(i)   the assignment to Executive of duties or responsibilities that are inconsistent in any material respect with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 3(a), or a material diminution in Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 3(a) or a material diminution in the budget over which Executive retains authority;

(ii)   a material diminution in the authorities, duties or responsibilities of the person to whom Executive is required to report, including a requirement that Executive report to an officer other than the Chief Executive Officer of the Company (or, if the Company is not the ultimate parent entity of the Company and is not publicly traded, the Chief Executive Officer of the ultimate parent of the Company);

(iii)   the failure to provide, in all material respects, any element of the compensation and benefits required to be provided to Executive in accordance with any of the provisions of Section 3(b), including any decrease in Executive's Annual Base Salary;

(iv)   the Company's requiring Executive to be based at any office or location other than as provided in Section 3(a)(i)(B) resulting in a material increase in Executive's commute to and from Executive's primary residence (for this purpose an increase in Executive's commute by 50 miles or more shall be deemed material); or

(v)   any other action or inaction that constitutes a material breach by the Company of this Agreement, including any failure by the Company to comply with and satisfy Section 10(c).

In order to invoke a termination for Good Reason, Executive shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (i) through (v) within 90 days following Executive's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have 30 days following receipt of such written notice (the "**Cure Period**") during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, Executive's "separation from service" (within the meaning of Section 409A of the Code) must occur, if at all, within two years following the initial existence of such condition or conditions in order for such termination as a result of such condition to constitute a termination for Good Reason.

(c)   **Incapacity or Death**. Executive's mental or physical incapacity following the occurrence of an event described above in clauses (i) through (v) of Section 4(c) shall not affect Executive's ability to terminate employment for Good Reason, and Executive's death following delivery of a Notice of Termination for Good Reason shall not affect the entitlement of the estate of Executive to severance payments or benefits provided hereunder upon a termination of employment for Good Reason.

(d)   **Notice of Termination**. Any termination of employment by the Company for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b). For purposes of this Agreement, a "**Notice of Termination**" means a written notice that (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the Date of Termination (which date shall be not more than 30 days after the giving of such notice) (subject to the Company's right to cure in the case of a resignation for Good Reason). The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive's or the Company's rights hereunder.

(e)   **Date of Termination**. "**Date of Termination**" means (i) if Executive's employment is terminated by the Company for Cause, or by Executive for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, (ii) if Executive's employment is terminated by the Company other than for Cause or Disability, the date on which the Company notifies Executive of such termination, (iii) if Executive resigns without Good Reason, the date on which Executive notifies the Company of such termination and (iv) if Executive's employment is terminated by reason of death or Disability, the date of death of Executive or the Disability Date, as the case may be.

5.   **Obligations of the Company Upon Termination**.

(a)   **By the Company Other Than for Cause, Death or Disability; By Executive for Good Reason**. If, during the Employment Period, the Company shall terminate Executive's employment other than for Cause, Death or Disability or Executive shall terminate employment for Good Reason:

(i)   subject to Section 11(k), the Company shall pay to Executive in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination equal to the aggregate of the following amounts:

(A)   the sum of (I) Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid; (II) Executive's business expenses that are reimbursable pursuant to Section 3(b)(v) but have not been reimbursed by the Company as of the Date of Termination; (III) Executive's Annual Bonus for the fiscal year immediately preceding the fiscal year in which the Date of Termination occurs, if such bonus has been determined but not paid as of the Date of Termination; (IV) any accrued vacation pay or other paid time off to the extent required by any policy in effect prior to the CIC Effective Date or, if more favorable to Executive, at any time thereafter, or otherwise payable under applicable law, and not theretofore paid (the sum of the amounts described in subclauses (I), (II), (III) and (IV), the "**Accrued Obligations**"); provided, that notwithstanding the foregoing, if Executive has made an irrevocable election under any deferred compensation arrangement subject to Section 409A of the Code to defer any portion of the Annual Base Salary or the Annual Bonus described in clause (I) or (III), then for all purposes of this Section 5 (including Sections 5(b) through 5(d)), such deferral election, and the terms of the applicable arrangement shall apply to the same portion of the amount described in such clause (I) or (III), and such portion shall not be considered as part of the "Accrued Obligations" but shall instead be an "Other Benefit" (as defined below);

(B)   an amount equal to the product of (I) the Target Annual Bonus and (II) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination, and the denominator of which is 365 (the "**Pro Rata Bonus**"); and

(C)   the amount equal to the product of (I) two (2) and (II) the sum of (x) Executive's Annual Base Salary and (y) the Target Annual Bonus;

(vi)   the Company shall pay to Executive an amount equal to the product of (A) the monthly premiums for coverage under the Company's or and its Affiliates' health care plans for purposes of continuation coverage under Section 4980B of the Code with respect to the maximum level of coverage in effect for Executive and his spouse and dependents as of immediately prior to the Date of Termination, and (B) 24;

(vii)   the Company shall, at its sole expense as incurred, provide Executive with outplacement services the scope and provider of which shall be selected by Executive in Executive's sole discretion, but the cost thereof shall not exceed $25,000; provided, that such outplacement benefits shall end not later than the last day of the second calendar year that begins after the Date of Termination; and

(viii)   except as otherwise set forth in the last sentence of Section 6, to the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other amounts or benefits required to be paid or provided or that Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its Affiliates, including the vesting, settlement or exercisability of any equity or equity-based awards granted to Executive in accordance with the terms of the plan and award agreements applicable upon a termination of employment by the Company other than for Cause or for Good Reason (for the avoidance of doubt, as such terms are defined herein), including the vesting of awards pursuant to Section 11.2 of the Third Amended and Restated Capri Holdings Limited Omnibus Incentive Plan or the similar provisions of any predecessor or successor plans) and any rights under the Company's Deferred Compensation Plan (such other amounts and benefits shall be hereinafter referred to as the "**Other Benefits**") in accordance with the terms of the underlying plans or agreements.

(ix)   The Company's obligations to pay or provide the payments and benefits set forth in Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii) and 5(a)(iii) of this Agreement shall be subject to Executive's execution, delivery to the Company and non-revocation of a release of claims substantially in the form attached hereto as Exhibit A.

(b)   **Death**. If Executive's employment is terminated by reason of Executive's death during the Employment Period, the Company shall provide Executive's estate or beneficiaries with the Accrued Obligations and the Pro Rata Bonus and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement. The Accrued Obligations (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable) and the Pro Rata Bonus shall be paid to Executive's estate or beneficiary, as applicable, in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination. With respect to the provision of the Other Benefits, the term "Other Benefits" as utilized in this Section 5(b) shall include, and Executive's estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company and its Affiliates to the estates and beneficiaries of other peer executives of the Company and such Affiliates under such plans, programs, practices and policies relating to death benefits, if any, as in effect with respect to other peer executives and their beneficiaries at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive's estate and/or Executive's beneficiaries, as in effect on the date of Executive's death with respect to other peer executives of the Company and its Affiliates and their beneficiaries.

(c)   **Disability**. If Executive's employment is terminated by reason of Executive's Disability during the Employment Period, the Company shall provide Executive with the Accrued Obligations and the Pro Rata Bonus and the timely payment or delivery of the Other Benefits in accordance with the terms of the underlying plans or agreements, and shall have no other severance obligations under this Agreement. The Accrued Obligations (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable) and the Pro Rata Bonus shall be paid to Executive in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination. With respect to the provision of the Other Benefits, the term "Other Benefits" as utilized in this Section 5(c) shall include, and Executive shall be entitled after the Disability Date to receive, without limitation, disability and other benefits (either pursuant to a plan, program, practice or policy or an individual arrangement) at least equal to the most favorable of those generally provided by the Company and its Affiliates to disabled executives and/or their dependents in accordance with such plans, programs, practices and policies relating to disability, if any, as in effect generally with respect to other peer executives and their dependents at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive and/or Executive's dependents, as in effect at any time thereafter generally with respect to other peer executives of the Company and its Affiliates and their dependents.

(d)   **Cause; Other Than for Good Reason**. If Executive's employment is terminated for Cause during the Employment Period, the Company shall provide Executive with Executive's Annual Base Salary (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable) through the Date of Termination, and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement. If Executive voluntarily terminates employment during the Employment Period, excluding a termination for Good Reason, the Company shall provide Executive with the Accrued Obligations and the timely payment or delivery of the Other Benefits and shall have no other severance obligations under this Agreement. In such case, all the Accrued Obligations (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable) shall be paid to Executive in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination.

6.   **Non-Exclusivity of Rights**. Nothing in this Agreement shall prevent or limit Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its Affiliates and for which Executive may qualify, nor, subject to Section 11(h), shall anything herein limit or otherwise affect such rights as Executive may have under any other contract or agreement with the Company or its Affiliates. Amounts that are vested benefits or that Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its Affiliates at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement. Without limiting the generality of the foregoing, Executive's resignation under this Agreement with or without Good Reason shall in no way affect Executive's ability to terminate employment by reason of Executive's "retirement" under any compensation and benefits plans, programs or arrangements of the Company or its Affiliates, including any retirement or pension plans or arrangements or to be eligible to receive benefits under any compensation or benefit plans, programs or arrangements of the Company or any of its Affiliates, including any retirement or pension plan or arrangement of the Company or any of its Affiliates or substitute plans adopted by the Company or its successors, and any termination that otherwise qualifies as Good Reason shall be treated as such even if it is also a "retirement" for purposes of any such plan. Notwithstanding the foregoing, if Executive receives payments and benefits pursuant to Section 5(a) of this Agreement, Executive shall not be entitled to any severance pay or benefits under any severance plan, program or policy of the Company and its Affiliates, unless otherwise specifically provided therein in a specific reference to this Agreement.

7.   **No Mitigation or Offset; Legal Fees**.

(a)   **No Mitigation or Offset**. The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action that the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment.

(a)   **Legal Fees**. The Company agrees to pay as incurred (within 10 days following the Company's receipt of an invoice from Executive), at any time from the CIC Effective Date through Executive's remaining lifetime (or, if longer, through the 20th anniversary of the CIC Effective Date) to the full extent permitted by law, all legal fees and expenses that Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof whether such contest is between the Company and Executive or between either of them and any third party (including as a result of any contest by Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code ("**Interest**") determined as of the date such legal fees and expenses were incurred.

        8.   **<u>Treatment of Certain Payments</u>**.

        (a)   Anything in the Agreement to the contrary notwithstanding, in the event the Accounting Firm (as defined below) shall determine that receipt of all Payments (as defined below) would subject Executive to the excise tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce any of the Payments paid or payable pursuant to the Agreement (the "**Agreement Payments**") so that the Parachute Value (as defined below) of all Payments, in the aggregate, equals the Safe Harbor Amount (as defined below). The Agreement Payments shall be so reduced only if the Accounting Firm determines that Executive would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if the Agreement Payments were so reduced. If the Accounting Firm determines that Executive would not have a greater Net After-Tax Receipt of aggregate Payments if the Agreement Payments were so reduced, Executive shall receive all Agreement Payments to which Executive is entitled hereunder.

        (b)   If the Accounting Firm determines that aggregate Agreement Payments should be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, the Company shall promptly give Executive notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 8 shall be binding upon the Company and Executive and shall be made as soon as reasonably practicable and in no event later than 15 days following the Date of Termination. For purposes of reducing the Agreement Payments so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, only amounts payable under the Agreement (and no other Payments) shall be reduced. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing the payments and benefits under the following sections in the following order: (i) cash payments that may not be valued under Treas. Reg. § 1.280G-1, Q&A-24(c) ("**24(c)**"), (ii) equity-based payments that may not be valued under 24(c), (iii) cash payments that may be valued under 24(c), (iv) equity-based payments that may be valued under 24(c) and (v) other types of benefits. With respect to each category of the foregoing, such reduction shall occur first with respect to amounts that are not "deferred compensation" within the meaning of Section 409A of the Code and next with respect to payments that are deferred compensation, in each case, beginning with payments or benefits that are to be paid the farthest in time from the Accounting Firm's determination. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

        (c)   To the extent requested by Executive, the Company shall cooperate with Executive in good faith in valuing, and the Accounting Firm shall take into account the value of, services provided or to be provided by Executive (including Executive's agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code), such that payments in respect of such services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of the final regulations under Section 280G of the Code and/or exempt from the definition of the term "parachute payment" within the meaning of Q&A-2(a) of the final regulations under Section 280G of the Code in accordance with Q&A-5(a) of the final regulations under Section 280G of the Code.

        (d)   The following terms shall have the following meanings for purposes of this Section 8:

(i)   "**Accounting Firm**" shall mean a nationally recognized certified public accounting firm or other professional organization that is a certified public accounting firm recognized as an expert in determinations and calculations for purposes of Section 280G of the Code that is selected by the Company prior to a Change in Control for purposes of making the applicable determinations hereunder and is reasonably acceptable to Executive, which firm shall not, without Executive's consent, be a firm serving as accountant or auditor for the individual, entity or group effecting the Change in Control.

(ii)   "**Net After-Tax Receipt**" shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a Payment net of all taxes imposed on Executive with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to Executive's taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determines to be likely to apply to Executive in the relevant tax year(s).

(iii)   "**Parachute Value**" of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2) of the Code, as determined by the Accounting Firm for purposes of determining whether and to what extent the excise tax under Section 4999 of the Code will apply to such Payment.

(iv)   "**Payment**" shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to the Agreement or otherwise.

(v)   "**Safe Harbor Amount**" shall mean 2.99 *multiplied by* Executive's "base amount," within the meaning of Section 280G(b)(3) of the Code.

(e)   The provisions of this Section 8 shall survive the expiration of the Agreement.

9.   **Restrictive Covenants.**

(a)   <u>Confidential Information</u>. Executive shall not disclose to any unauthorized person or entity or use for Executive's own purposes any Confidential Information without the prior written consent of the Company, unless and to the extent that the Confidential Information becomes generally known to and available for use by the public other than as a result of Executive's acts or omissions in violation of this Agreement; provided, however, that if Executive receives a request to disclose Confidential Information pursuant to a deposition, interrogation, request for information or documents in legal proceedings, subpoena, civil investigative demand, governmental or regulatory process or similar process, (i) Executive shall promptly notify in writing the Company, and consult with and assist the Company in seeking a protective order or request for other appropriate remedy, (ii) in the event that such protective order or remedy is not obtained, or if the Company waives compliance with the terms hereof, Executive shall disclose only that portion of the Confidential Information which, based on the written advice of Executive's legal counsel, is legally required to be disclosed and shall exercise reasonable best efforts to provide that the receiving person or entity shall agree to treat such Confidential Information as confidential to the extent possible (and permitted under applicable law) in respect of the applicable proceeding or process and (iii) the Company shall be given an opportunity to review the Confidential Information prior to disclosure thereof. For purposes of this Agreement, "**Confidential Information**" means information, observations and data concerning the business or affairs of the Company and its Affiliates, including, without limitation, all business information (whether or not in written form) which relates to the Company or its Affiliates, or their customers, suppliers or contractors or any other third parties in respect of which the Company or its Affiliates has a business relationship or owes a duty of confidentiality, or their respective businesses or products, and which is not known to the public generally other than as a result of Executive's breach of this Agreement, including but not limited to: technical information or reports; formulas; trade secrets; unwritten knowledge and "know-how"; operating instructions; training manuals; customer lists; customer buying records and habits; product sales records and documents, and product development, marketing and sales strategies; market surveys; marketing plans; profitability analyses; product cost; long-range plans; information relating to pricing, competitive strategies and new product development; information relating to any forms of compensation or other personnel-related information; contracts; and supplier lists. Confidential Information will not include such information known to Executive prior to Executive's involvement with the Company or its Affiliates or information rightfully obtained from a third party (other than pursuant to a breach by Executive of this Agreement). Nothing in this Agreement shall impair Executive's right under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit Executive's right to receive an award for the information provided to any government authority under such law or regulation.

(f) **No Hiring**. During the Employment Period and during the two-year period following termination of employment or service, Executive shall not knowingly perform any action, activity or course of conduct which is substantially detrimental to the businesses or business reputations of the Company or any of its Affiliates, including (i) soliciting, recruiting or hiring (or attempting to solicit, recruit or hire) any employees of the Company or any of its Affiliates or any persons who have worked for the Company or of its Affiliates during the 12-month period immediately preceding such solicitation, recruitment or hiring or attempt thereof; (ii) intentionally interfering with the relationship of the Company or any of its Affiliates with any person or entity who or which is employed by or otherwise engaged to perform services for, or any customer, client, supplier, licensee, licensor or other business relation of, the Company or any of its Affiliates; or (iii) assisting any person or entity in any way to do, or attempt to do, anything prohibited by the immediately preceding clauses (i) or (ii).

(g) **Non-Disparagement**. During the Employment Period and thereafter, Executive agrees not to disparage the Company or any of its Affiliates or any of their respective directors, officers, employees, agents, representatives or licensees and not to publish or make any statement that is reasonably foreseeable to become public with respect to any of such entities or persons. The Company likewise agrees not to disparage Executive or publish or make any statement that is reasonably foreseeable to become public with respect to Executive without Executive's prior written consent, excluding statements required to be made about Executive in any Company filing under U.S. securities laws or stock exchange rules and regulations.

(h) **Remedies; Modification; Interpretation**. Executive acknowledges that the injury that would be suffered by the Company as a result of a breach in any material respect of the provisions of Section 9 of this Agreement would be irreparable and that an award of monetary damages to the Company for such a breach would be an inadequate remedy. Consequently, the Company will have the right, in addition to any other rights it may have, to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provision of this Agreement, and the Company will not be obligated to post bond or other security in seeking such relief. In no event shall an asserted violation of the provisions of this Section 9 constitute a basis for deferring or withholding any amounts otherwise payable to Executive under this Agreement, but the Company otherwise shall be entitled to all other remedies that may be available to it at law or in equity. Executive acknowledges that the foregoing provisions of this Section 9 are reasonable and necessary for the protection of the Company and its Affiliates, and that they will be materially and irrevocably damaged if these provisions are not specifically enforced. Accordingly, Executive agrees that, in addition to any other relief or remedies available to the Company and its Affiliates, they shall be entitled to seek an appropriate injunctive or other equitable remedy for the purposes of restraining Executive from any actual or threatened breach of or otherwise enforcing these provisions and no bond or security will be required in connection therewith. If any provision of this Section 9 is deemed invalid or unenforceable, such provision shall be deemed modified and limited to the extent necessary to make it valid and enforceable. For purposes of this Section 9, references to the "Company" and "Affiliates" shall refer to the Company and the Company's Affiliates as of the date immediately prior to the CIC Effective Date.

10. **Successors**.

(a) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives.

(a)   This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Except as provided in Section 10(c), without the prior written consent of Executive, this Agreement shall not be assignable by the Company.

(b)   The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

11.   **Miscellaneous**.

(a)   **Governing Law and Dispute Resolution**. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The parties irrevocably submit to the jurisdiction of any state or federal court sitting in or for the State of New York with respect to any dispute arising out of or relating to this Agreement, and each party irrevocably agrees that all claims in respect of such dispute or proceeding shall be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the venue of any dispute arising out of or relating to this Agreement or the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute or proceeding. Each party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. THE PARTIES HEREBY WAIVE A TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT OR ASSERTED BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT.

(a)   **Notices**. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive: To the most recent address on file with the Company.

If to the Company:

Capri Holdings Limited
11 West 42nd Street
New York, NY 1036
Attention: Chief Legal Officer

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(b)   **Invalidity**. If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

(c)　**Survivorship**. Upon the expiration or other termination of this Agreement or Executive's employment, the respective rights and obligations of the parties hereto shall survive to the extent necessary to carry out the intentions of the parties under this Agreement.

(d)　**Section Headings; Construction**. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation hereof. For purposes of this Agreement, the term "including" shall mean "including, without limitation."

(e)　**Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f)　**Amendments; Waiver**. No provision of this Agreement shall be modified or amended except by an instrument in writing duly executed by the parties hereto. Executive's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder, including the right of Executive to terminate employment for Good Reason pursuant to Section 4(c)(i)-(v), shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(g)　**At-Will Employment**. Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between Executive and the Company, the employment of Executive by the Company is "at will" and, subject to Section 1(e) of this Agreement, prior to the CIC Effective Date, Executive's employment may be terminated by either Executive or the Company at any time prior to the CIC Effective Date, in which case Executive shall have no further rights under this Agreement. From and after the CIC Effective Date, except as specifically provided herein, this Agreement shall supersede any other employment agreement between the parties. For the avoidance of doubt, prior to the CIC Effective Date, any other employment agreement between the parties shall continue to govern the relationship between the parties.

(h)　**Entire Agreement**. This Agreement constitutes the entire agreement of the parties hereto in respect of the terms and conditions of Executive's employment with the Company and its Affiliates, including Executive's severance entitlements, and, as of the CIC Effective Date, supersedes and cancels in their entirety all prior understandings, agreements and commitments, whether written or oral, relating to the terms and conditions of employment between Executive, on the one hand, and the Company or its Affiliates, on the other hand, including the Amended and Restated Employment Agreement between Executive and the Company dated as of the date hereof. For the avoidance of doubt, this Agreement does not limit the terms of any benefit plans (including equity award agreements) of the Company or its Affiliates that are applicable to Executive, except to the extent that the terms of this Agreement are more favorable to Executive. From and after the CIC Effective Date, the obligations of Executive under Section 9 shall be the exclusive restrictive covenants to which Executive is bound and any other restrictive covenants set forth in any agreement between Executive and the Company or its Affiliates, including any equity award agreement shall be void and of no force and effect.

(i)　**Tax Withholding**. The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(j)　**Section 409A**.

(i)　**General**. It is intended that payments and benefits made or provided under this Agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code. Any payments that qualify for the "short-term deferral" exception, the separation pay exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation.

All payments to be made upon a termination of employment under this Agreement may only be made upon a "separation from service" under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on Executive pursuant to Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment under this Agreement, and to the extent required by Section 409A of the Code, any payment that may be paid in more than one taxable year shall be paid in the later taxable year. Notwithstanding any other provision of this Agreement to the contrary, solely for the purpose of determining the timing of payment or distribution of any compensation or benefit that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code (and not the right to vest in or be entitled to receive any such payment or benefit) that may only be made or changed (including a change in the form of payment) upon an event described in Section 409A(a)(2)(A)(v) of the Code and the regulations thereunder, such payment shall only be made or timing or form changed if the Change in Control also constitutes an event described in Section 409A(a)(2)(A)(v) of the Code.

(ii)   **Reimbursements and In-Kind Benefits**. Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement that are subject to Section 409A of the Code shall be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement is for expenses incurred during Executive's lifetime (or during a shorter period of time specified in this Agreement); (B) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (C) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (D) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(iii)   **Delay of Payments**. Notwithstanding any other provision of this Agreement to the contrary, if Executive is considered a "specified employee" for purposes of Section 409A of the Code (as determined in accordance with the methodology established by the Company and its Affiliates as in effect on the Date of Termination), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code that is otherwise due to Executive under this Agreement during the six-month period immediately following Executive's separation from service on account of Executive's separation from service shall instead be paid, with Interest (based on the rate in effect for the month in which Executive's separation from service occurs), on the first business day of the seventh month following Executive's separation from service (the "**Delayed Payment Date**"), to the extent necessary to prevent the imposition of tax penalties on Executive under Section 409A of the Code. If Executive dies during the postponement period, the amounts and entitlements delayed on account of Section 409A of the Code shall be paid to the personal representative of Executive's estate on the first to occur of the Delayed Payment Date or 30 calendar days after the date of Executive's death.

(k)   **Indemnification**. The Company shall indemnify Executive and hold him harmless to the fullest extent permitted by law and under the charter and bylaws of the Company (including the advancement of expenses) against, and with respect to, any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney fees), losses and damages resulting from Executive's good faith performance of Executive's duties and obligations with the Company and its Affiliates. During the Employment Period and for as long thereafter as is practicable, Executive shall be covered under a directors' and officers' liability insurance policy with coverage limits in amounts no less than, and with terms and conditions no less favorable than, that or those maintained by the Company as of immediately prior to the CIC Effective Date. In addition, any individual indemnification agreement between Executive and the Company in effect immediately prior to the CIC Effective Date shall continue in full force and effect in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, Executive has hereunto set Executive's hand and, pursuant to the authorization from the Board, the Company has caused this Agreement to be executed in its name on its behalf, all as of the day and year first above written.

EXECUTIVE:

___/s Tyler Reddien___
Tyler Reddien

COMPANY:

By: /s/ John D. Idol_____
John D. Idol
Chairman and Chief Executive Officer
Capri Holdings Limited

[Change in Control Continuity Agreement Signature Page]

[This page intentionally left blank]

THIS GENERAL RELEASE OF CLAIMS (this "**Release**") is entered into between [____] ("**Executive**") and Capri Holdings Limited (the "**Company**") as of [**DATE**]. The entering into and non-revocation of this Release is a condition to Executive's right to receive the severance payments and benefits under Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii) and 5(a)(iii) of Executive's Change in Control Continuity Agreement, dated as of [●], 2023 (the "**CIC Continuity Agreement**"). Capitalized terms used in this Release that are not otherwise defined shall have the meanings set forth in the CIC Continuity Agreement.

Accordingly, Executive and the Company agree as follows:

1.   <u>General Release</u>.

(a)   In consideration for the payments to be provided to Executive pursuant to Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii) and 5(a)(iii) of the CIC Continuity Agreement, Executive, for himself and for Executive's heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter referred to collectively as "**Releasors**"), forever releases and discharges the Company and its past, present and future parent entities, subsidiaries, divisions, affiliates and related business entities, successors and assigns, assets, employee benefit and/or pension plans or funds (including qualified and non-qualified plans or funds), and any of its or their respective past, present and/or future directors, officers, fiduciaries, agents, trustees, administrators, employees, insurers, attorneys and assigns, acting on behalf of the Company or in connection with Company business (collectively, the "**Company Entities**") from any and all claims, demands, causes of action, fees and liabilities of any kind whatsoever (upon any legal or equitable theory, whether contractual, common-law, statutory, federal, state, local, or otherwise), whether known or unknown, which Executive ever had, now have, or may have against any of the Company Entities by reason of any act, omission, transaction, practice, plan, policy, procedure, conduct, occurrence, or other matter related to Executive's employment or the termination thereof up to and including the date on which Executive signs this Release.

(b)   Without limiting the generality of the foregoing, this Release is intended to and shall release the Company Entities from any and all claims, whether known or unknown, which Releasors ever had, now have, or may have against the Company Entities arising out of Executive's employment and/or Executive's separation from that employment, including, but not limited to, any claim under: (i) the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, (ii) Title VII of the Civil Rights Act of 1964 or under the Civil Rights Act of 1991, (iii) the Americans with Disabilities Act; (iv) the Employee Retirement Income Security Act of 1974 (excluding claims for accrued, vested benefits under any employee benefit or pension plan of the Company Entities subject to the terms and conditions of such plan and applicable law), (v) the Family and Medical Leave Act, (vi) 42 USC §§ 1981-86, (vii) the Equal Pay Act, (viii) the Sarbanes-Oxley Act of 2002, (ix) Section 922 of the Dodd-Frank Act, (x) the Federal False Claims Act, the New York State Human Rights Law; (xi) the New York City Administrative Code; (xii) the New York Labor Law; (xiii) the New

York Minimum Wage Act; (xiv) the statutory provisions regarding retaliation/discrimination under the New York Worker's Compensation Law; and (xv) the New York City Earned Sick Time Act, as all of those statutes may have been amended. Without limiting the generality of the foregoing, this Release is also intended to and shall release the Company Entities from any and all claims, whether known or unknown, which Releasors ever had, now have, or may have against the Company Entities, whether based on federal, state, or local law, statutory or decisional, arising out of Executive's employment, the termination of such employment, and/or any of the events relating directly or indirectly to or surrounding the termination of that employment, including, but not limited to, any claims for wrongful or retaliatory discharge, breach of contract (express, implied or otherwise), breach of the covenant of good faith and fair dealing, detrimental reliance, interference with contractual relations or any prospective business advantage, defamation, slander or libel, invasion of privacy, intentional and negligent infliction of emotional distress, false imprisonment, compensatory or punitive damages, any claims for attorneys' fees, costs, disbursements and/or the like, any claims for wages, bonuses, or other benefits, and any claims for negligence or intentional tort, arising up to and including the date on which Executive signs this Release.

(c)   Nothing in this Release prevents Executive from providing truthful information to any governmental entity, nor does it interfere with Executive's right to file a charge with or participate in any investigation or proceeding conducted by the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or a state or local fair employment practices agency. Nevertheless, Executive acknowledges and agrees that Executive hereby waives any right to seek or to share in any relief, monetary or otherwise, relating to any claim released herein whether such claim was initiated by Executive or not. In addition, nothing in this Release shall impair Executive's right under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit Executive's right to receive an award for the information provided to any government authority under such law or regulation.

(d)   Notwithstanding the foregoing, this Release shall not release the Company from: (i) any obligations under the CIC Continuity Agreement or Executive's right to enforce the terms of the CIC Continuity Agreement; (ii) any obligations regarding any rights of Executive as a current or former officer, director or employee of the Company or its affiliates to indemnification under the terms of the CIC Continuity Agreement, the Company's bylaws or charter or any insurance policy or other agreement under which Executive is entitled to indemnification or directors' and officers' liability coverage; (iii) any claims or causes of action that cannot legally be waived, including, but not limited to, any claim for earned but unpaid wages, workers' compensation benefits, unemployment benefits, and vested 401(k) benefits; (iv) any claims that may arise in the future from events or actions occurring after the date on which Executive signs this Release; and (v) any claims as the holder or beneficial owner of securities (or other rights relating to securities, including equity awards) of the Company or its affiliates. By signing this Release, Executive represents that Executive has not commenced or joined in any claim, charge, action or proceeding whatsoever against the Company or any of the Company Entities arising out of or relating to any of the matters set forth in this paragraph.

2.   Acknowledgement. Executive acknowledges and agrees that the provisions in Section 9 of the CIC Continuity Agreement shall remain in full force and effect in accordance with the terms of the CIC Continuity Agreement.

3.   Not an Admission. This Release is not intended, and shall not be construed, as an admission that any of the Company Entities has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever against Executive. nor is it intended, and shall not be construed as, an admission by Executive that Executive has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever.

4.   Entire Agreement. This Release constitutes the entire agreement between the parties with respect to the subject matter of this Release. No amendment to this Release shall be binding upon either party unless in writing and signed by or on behalf of such party.

5.   Severability. Should any provision of this Release be declared or determined by any court to be illegal, invalid or unenforceable, the validity of the remaining parts, terms or provisions shall not be affected, and each remaining part, term or provision shall be legal, valid and enforceable to the fullest extent permitted by law, and any illegal, invalid or unenforceable part, term or provision shall be deemed not to be a part of this Release.

6.   Jurisdiction/Choice of Law/Waiver of Jury Trial. Executive agrees that the provisions of this Release shall be construed in accordance with the internal laws of the State of New York, without regard to the conflict of law provisions of any state. Both parties hereby waive any right to a jury trial.

7.   Knowing and Voluntary Agreement. Executive acknowledges that Executive:

   (a)   has carefully read this Release in its entirety;

   (b)   has had an opportunity to consider it for at least twenty-one (21) days to consider the actual terms of this Release;

   (c)   is hereby advised by the Company in writing to consult with an attorney of Executive's choice in connection with this Release;

   (d)   fully understands the significance of all of the terms and conditions of this Release and has discussed them with Executive's independent legal counsel, or has had a reasonable opportunity to do so;

   (e)   has had answered to Executive's satisfaction by Executive's independent legal counsel any questions Executive has asked with regard to the meaning and significance of any of the provisions of this Agreement; and

(f)   is signing this Agreement voluntarily and of Executive's own free will and agrees to abide by all the terms and conditions contained herein.

8.   Effectiveness. Executive understands that Executive will have at least twenty-one (21) days from the date of receipt of this Release to consider the terms and conditions of this Release. Executive may accept this Release by signing it and returning it to:

> Capri Holdings Limited
> 11 West 42nd Street
> New York, NY 1036
> Attention: Chief Legal Officer

9.   on or before 21 days after delivery. After executing this Release, Executive shall have seven (7) days (the "**Revocation Period**") to revoke this Release by indicating Executive's desire to do so in writing delivered to the Company's SVP, General Counsel at the address set forth above by no later than 5:00 p.m. on the seventh (7th) day after the date Executive signs this Release. The effective date of this Release shall be the eighth (8th) day after Executive signs the Release. If the last day of the Revocation Period falls on a Saturday, Sunday or holiday, the last day of the Revocation Period will be deemed to be the next business day. In the event Executive does not accept this Release as set forth above, or in the event Executive revokes this Release during the Revocation Period, this Release shall be deemed automatically null and void.

PLEASE READ THIS RELEASE CAREFULLY. IT CONTAINS A GENERAL RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS ARISING OUT OF EXECUTIVE'S EMPLOYMENT.

Executive has read this Release and is fully aware of the legal effects of this Release. Executive has chosen to execute this Release freely, without reliance upon any promises or representations made by the Company other than those contained in this Release and understands that Executive will receive the payments and benefits provided under the CIC Continuity Agreement as set forth on Schedule I, less any applicable tax withholdings, in accordance with the terms of the CIC Continuity Agreement following the date on which this Release becomes irrevocable as described above.

EXECUTIVE

Dated: ___ ___

SCHEDULE I
SEVERANCE BENEFITS

Payment or Benefit	Amount	Payment Timing
Accrued Obligations **(not subject to Release)**	$[●] (Annual Base Salary) $[●] (Unpaid Annual Bonus) $[●] (Accrued Vacation) $[●] (Unreimbursed Expenses)	
Pro Rata Bonus	**$[●]**	
Severance Payment	**$[●]**	
Welfare Benefits Payment	**$[●]**	
Outplacement	Up to $25,000	
Other Benefits **(not subject to Release)**	[To be specified as applicable]	

Exhibit 21.1

LIST OF SUBSIDIARIES OF CAPRI HOLDINGS LIMITED

Entity Name	Jurisdiction of Formation
Aruba MK Retail N.V.	Aruba
Calzaturificio Sicla S.r.l.	Italy
Capri (Australia) Pty Ltd	Australia
Capri (BVI) Ventures Limited	British Virgin Islands
Capri (BVI) Ventures II Limited	British Virgin Islands
Capri Finance Hong Kong Limited	Hong Kong, China
Capri Finance Malta Limited	Malta
Capri Finance USA L.L.C.	Delaware
Capri Footwear Industries S.r.l.	Italy
Capri Insurance Delaware Limited	Delaware
Capri Luxury Finance Limited	United Kingdom
Capri Operations Limited	British Virgin Islands
Capri (Switzerland) GmbH	Switzerland
Capri (Switzerland) Holdings GmbH	Switzerland
Capri UK Holdings Limited	United Kingdom
Capri UK Intermediate Limited	United Kingdom
Capri UK Investments Limited	United Kingdom
Capri UK Ventures Limited	United Kingdom
Capri UK Ventures 2 Limited	United Kingdom
Capri USA L.L.C.	Delaware
Capri USA Holdings LLC	Delaware
Capri USA Intermediate LLC	Delaware
FRANCHOO S.A.S	France
ITACHOO S.r.l.	Italy
JC Gulf Trading LLC	U.A.E.
J. Choo (Asia) Limited	Hong Kong, China
J. Choo Austria GmbH	Austria
J. Choo (Belgium) BVBA	Belgium
J. Choo Canada Inc.	Canada
J. Choo Czech, s.r.o.	Czech Republic
J. Choo Denmark ApS	Denmark
J Choo Florida, Inc.	Delaware
J Choo Germany GmbH	Germany
J. Choo Hungary Kft	Hungary
J. Choo Limited	United Kingdom
J. Choo (Macau) Co., Limited	Macau, China
J. Choo Netherlands B.V.	Netherlands
J. Choo Portugal, Unipessoal LDA	Portugal

Exhibit 21.1

J. Choo Russia JV Limited	United Kingdom
J Choo (Switzerland) AG	Switzerland
J. Choo (Thailand) Co., Ltd.	Thailand
J Choo USA, Inc.	Delaware
JC ME Trading DWC-LLC	U.A.E. free zone
JC Services ME DMCC	U.A.E. free zone
Jimmy Choo Florence S.r.l.	Italy
Jimmy Choo Group Limited	United Kingdom
Jimmy Choo Hong Kong Limited	Hong Kong, China
Jimmy Choo Korea Limited	South Korea
Jimmy Choo (Malaysia) Sdn. Bhd	Malaysia
Jimmy Choo (Shanghai) Trading Co. Limited	China
Jimmy Choo (Singapore) Pte. Ltd.	Singapore
JIMMY CHOO SPAIN S.L.U.	Spain
Jimmy Choo Tokyo K.K.	Japan
Michael Kors (Austria) GmbH	Austria
Michael Kors Aviation, L.L.C.	Delaware
Michael Kors Belgium BV	Belgium
Michael Kors (Bucharest Store) S.R.L.	Romania
Michael Kors (Canada) Holdings Ltd.	Canada
Michael Kors Colombia SAS	Colombia
Michael Kors (Czech Republic) s.r.o.	Czech Republic
Michael Kors (Denmark) ApS	Denmark
Michael Kors Do Brasil Comercio De Accesorios E Vestuario Ltda.	Brazil
Michael Kors Dominicana S.A.S.	Dominican Republic
Michael Kors (Europe) B.V.	Netherlands
Michael Kors (France) SAS	France
Michael Kors (Germany) GmbH	Germany
Michael Kors Guatemala, Soceidad Anónima	Guatemala
Michael Kors (HK) Limited	Hong Kong, China
Michael Kors (Hungary) Kft.	Hungary
Michael Kors (Ireland) Limited	Ireland
Michael Kors Italy S.R.L. Con Socio Unico	Italy
Michael Kors Japan, LLC	Japan
Michael Kors Korea Yuhan Hoesa	South Korea
Michael Kors (Latvia) SIA	Latvia
Michael Kors Limited	Hong Kong, China
Michael Kors, L.L.C.	Delaware
Michael Kors (Luxembourg) Retail S.à r.l.	Luxembourg
Michael Kors (Netherlands) B.V.	Netherlands
MK (Panama) Holdings, Inc.	Panama

Exhibit 21.1

Michael Kors Peru Soceidad Anónima Cerrada	Peru
Michael Kors (Poland) Sp. z o.o.	Poland
Michael Kors (Portugal) Lda.	Portugal
Michael Kors Retail, Inc.	Delaware
Michael Kors Spain, S.L.U.	Spain
Michael Kors Stores (California), LLC	Delaware
Michael Kors Stores, L.L.C.	New York
Michael Kors (Sweden) AB	Sweden
Michael Kors (Switzerland) GmbH	Switzerland
Michael Kors (Switzerland) International GmbH	Switzerland
Michael Kors (Switzerland) Retail GmbH	Switzerland
Michael Kors Trading (Shanghai) Company Limited	China
Michael Kors (UK) Limited	United Kingdom
Michael Kors (USA) Holdings, Inc.	Delaware
Michael Kors (USA), Inc.	Delaware
Michael Kors Virginia, LLC	Virginia
MK Chile SpA	Chile
MK Holetown (Barbados) Inc.	Barbados
MKJC Limited	British Virgin Islands
MK Operations E-zone Curacao N.V.	Curaçao
MK (Panama) Operations, Inc.	Panama
MK Panama Retail, S.A.	Panama
MK Retail Operation CR S.A.	Costa Rica
MK Retail (SXM) N.V.	St. Maarten
MK (Shanghai) Commercial Trading Company Limited	China
UAB Michael Kors (Lithuania)	Lithuania

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-178486, 333-249023, 333-234699, 333-266480 and 333-289344) pertaining to the Amended and Restated Omnibus Incentive Plan, Second Amended and Restated Omnibus Incentive Plan, Deferred Compensation Plan, Third Amended and Restated Omnibus Incentive Plan and Fourth Amended and Restated Omnibus Incentive Plan of Capri Holdings Limited and subsidiaries of our reports dated May 27, 2026 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Capri Holdings Limited and subsidiaries, included in this Annual Report (Form 10-K) of Capri Holdings Limited for the year ended March 28, 2026.

/s/ ERNST & YOUNG LLP

New York, New York
May 27, 2026

Exhibit 31.1

CERTIFICATIONS

I, John D. Idol, certify that:

1. I have reviewed this Form 10-K of Capri Holdings Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2026

By: /s/ John D. Idol
            John D. Idol
            Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Tyler Reddien, certify that:

1. I have reviewed this Form 10-K of Capri Holdings Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 27, 2026

By: /s/ Tyler Reddien
         Tyler Reddien
         Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this annual report on Form 10-K of Capri Holdings Limited (the "Company") for the year ended March 28, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John D. Idol, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)   The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Capri Holdings Limited.

Date: May 27, 2026

/s/ John D. Idol

John D. Idol
Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of this Report.

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this annual report on Form 10-K of Capri Holdings Limited (the "Company") for the year ended March 28, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler Reddien, Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Capri Holdings Limited.

Date: May 27, 2026

/s/ Tyler Reddien
Tyler Reddien
Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of this Report.

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